Exhibit 3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(as of March 8, 2013)

(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management’s Discussion and Analysis of Financial Condition and Results of Operations

(1)

Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com. Additional information can also be accessed from the company’s website www.fairfax.ca.

(2)

Management analyzes and assesses the underlying insurance, reinsurance and runoff operations and the financial position of the consolidated group in various ways. Certain of the measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures. Where non-GAAP measures are used, descriptions have been provided in the commentary as to the nature of the adjustments made.

(3)

The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(4)

“Interest and dividends” in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. “Consolidated interest and dividend income” in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(5)

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense” refers to the net dividends and interest paid or received related to the company’s long and short equity and equity index total return swaps.

(6)

Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(7)

Average annual return on average equity, a non-GAAP measure, is derived from segment balance sheets and segment operating results. It is calculated for a reporting segment as the cumulative net earnings for a specified period of time expressed as a percentage of average equity over the same period.

(8)	Intercompany shareholdings are presented as ‘Investments in Fairfax affiliates’ on the segmented balance sheets and carried at cost.

(9)	References in this MD&A to the company’s insurance and reinsurance operations do not include its runoff operations.

Overview of Consolidated Performance

The combined ratio of the insurance and reinsurance operations in 2012 was 99.8% producing an underwriting profit of $11.6, compared to a combined ratio of 114.2% producing an underwriting loss of $754.4 in 2011. In 2012, the underwriting results benefited from increased net favourable development of prior years’ reserves. Underwriting results in 2011 were negatively affected by over $1 billion of catastrophe losses (19.3 combined ratio points). Net premiums written by the insurance and reinsurance operations increased by 9.2% to $5,995.0 in 2012 compared to $5,487.6 in 2011 (an increase of 7.4% excluding the acquisitions of First Mercury and Pacific Insurance). Operating income of the insurance and reinsurance operations (excluding net gains on investments) was $304.0 in 2012 compared to an operating loss of $236.5 in 2011 primarily as a result of lower underwriting losses as described above.

Consolidated interest and dividend income decreased to $409.3 in 2012 from $705.3 in 2011. The decrease primarily reflected sales during 2011 and 2012 of higher yielding government bonds (principally U.S. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks and higher total return swap expense of $204.9 in 2012 compared to $140.3 in 2011. As of December 31, 2012, subsidiary cash and short term investments accounted for 29.3% of the company’s portfolio investments. Net gains on investments in 2012 of $642.6 were primarily comprised of $728.1 of net gains on bonds and $113.2 of net gains related to equity and equity-related holdings after equity hedges, partially offset by $129.2 of unrealized losses on CPI-linked derivatives.

The company held $1,169.2 of cash and investments at the holding company level ($1,128.0 net of $41.2 of holding company short sale and derivative obligations) at December 31, 2012 compared to $1,026.7 ($962.8 net of $63.9 of holding company short sale and derivative obligations) at December 31, 2011. The company’s consolidated total debt to total capital ratio decreased to 25.5% at December 31, 2012 from 26.4% at December 31, 2011. At December 31, 2012, common shareholders’ equity was $7,654.7 or $378.10 per basic share compared to $7,427.9 or $364.55 per basic share, at December 31, 2011 (an increase of 6.5% (adjusted for the $10 per common share dividend paid in the first quarter of 2012)).

Business Developments

Acquisitions and divestitures

Subsequent to December 31, 2012

On February 5, 2013, Thomas Cook (India) Limited (“Thomas Cook India”) entered into an agreement to acquire a 74% interest in IKYA Human Capital Solutions Private Limited (“IKYA”) for purchase consideration of approximately $47 (2,560 million Indian rupees). Thomas Cook India will finance the purchase consideration through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). These transactions are expected to close in the second quarter of 2013, subject to approval by Thomas Cook India shareholders, customary closing conditions and regulatory approvals as required. The assets and liabilities and results of operations of IKYA will be consolidated in the Other reporting segment. IKYA provides specialized human resources services to leading corporate clients in India.

Year ended December 31, 2012

On December 10, 2012, the company sold all of its ownership interest in Cunningham Lindsey for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income). Subsequent to the closing of this transaction, the company invested $34.4 in preferred shares of Cunningham Lindsey to become a 9.1% minority shareholder.

On November 28, 2012, Ridley Inc. (“Ridley”) acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products) for $5.7. On November 30, 2012, Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). The net assets contributed by Ridley were valued at $25.4 for which Ridley received a 30% interest in Masterfeeds LP. The company records its investment in Masterfeeds LP using the equity method of accounting.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On October 12, 2012, the company’s UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited (“RiverStone Insurance”) on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). At the date of acquisition, the fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of RiverStone Insurance were $1,308.2, $1,833.7 and $883.4 respectively. The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company’s financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.

On August 14, 2012, the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees). The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company’s financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

On March 19, 2012, the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”), for cash consideration of approximately $77.0, increasing the company’s ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012, the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for aggregate net cash consideration of $56.7 (Cdn$57.7). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated within the company’s financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

Year ended December 31, 2011

On December 22, 2011, the company completed the acquisition of 75.0% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”). Sporting Life is a Canadian retailer of sporting goods and sports apparel. The results of operations of Sporting Life since acquisition are included in the Other reporting segment.

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses of William Ashley China Corporation (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. The results of operations of William Ashley since acquisition are included in the Other reporting segment.

On March 24, 2011, the company completed the acquisition of The Pacific Insurance Berhad (“Pacific Insurance”). Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The results of operations of Pacific Insurance since acquisition are included in the Insurance – Fairfax Asia reporting segment.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) including Valiant Insurance Group (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury. First Mercury underwrites specialty commercial insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. The results of operations of First Mercury since acquisition were consolidated within the Crum & Forster operating segment. As of July 1, 2011, the company has presented the results of operations of Valiant Insurance (total equity of $33.1 at December 31, 2012) in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group.

On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities ($119.6) of Syndicate 376. The results of operations of Syndicate 376 are included in the Runoff reporting segment.

Operating Environment

Insurance Environment

The improvement in the underwriting results of the property and casualty insurance and reinsurance industry in 2012 was largely driven by lower catastrophe losses throughout most of the year, offset by the effect of Hurricane Sandy in the fourth quarter - potentially the second largest insured catastrophe loss in U.S. history. Insurers and reinsurers continued to benefit from favourable reserve development while current accident year loss ratios are expected to improve slightly relative to 2011 after adjusting for catastrophe losses. Overall results continue to be negatively impacted by underwriting losses, historically low interest rates and a challenging macroeconomic environment with diminishing growth in both developed and developing economies. The stock market rebound in 2012 in the U.S. and Canada and modestly lower interest rates have provided some opportunity for capital gains on stocks and bonds. Insurance pricing continued to improve in 2012, broadening across more lines of business and compounding on price increases that began in 2011. Earned rate increases throughout 2013 are expected to exceed loss trends and should result in improved accident year combined ratios in 2013. Pricing appears to be primarily driven by the historically low interest rate environment and the expectation that favourable reserve development will diminish in the future combined with the ongoing excess capacity in the insurance industry. Workers’ compensation and other loss-affected lines of business continued to show significant pricing improvements in 2012. The combined effect of underwriting losses, lower favourable reserve development and historically low interest rates will likely continue to put pressure on rates to rise in 2013. The strength of the global economy will be an important driver in achieving increased rates, as rate increases are more difficult to achieve in a weak economic environment.

The underwriting performance of the global reinsurance industry in 2012 improved significantly compared to the catastrophe driven underwriting losses incurred in 2011. Above average catastrophe losses combined with decreasing favourable reserve development and pressure on investment returns lead to marginal price increases in 2012 with pricing varying by region and by line of business based on the extent of catastrophe exposure. Reinsurance pricing is expected to remain competitive in 2013 reflecting strong insurer and reinsurer capital levels, increased retentions by insurers and alternate forms of reinsurance provided by the capital markets.

Sources of Revenue

Revenue for the most recent three years ended December 31, are shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India since their respective acquisition dates.

		2012	2011	2010
Net premiums earned
Insurance	– Canada (Northbridge)	992.2	1,072.2	996.6
	– U.S. (Crum & Forster and Zenith National)	1,811.6	1,504.6	1,000.1
	– Asia (Fairfax Asia)	231.4	204.1	155.0
Reinsurance	– OdysseyRe	2,315.3	2,014.7	1,885.5
Insurance and Reinsurance – Other		514.3	504.9	536.0
Runoff		220.1	126.4	7.4

		6,084.9	5,426.9	4,580.6
Interest and dividends		424.3	707.1	757.5
Net gains (losses) on investments		642.6	691.2	(3.0)
Other revenue		871.0	649.8	632.2

		8,022.8	7,475.0	5,967.3

Revenue of $8,022.8 in 2012 increased significantly from revenue of $7,475.0 in 2011 reflecting growth in net premiums earned and increased other revenue, partially offset by lower interest and dividend income and a decrease in net gains on investments. Revenue in 2012 also included the benefit of the $6.8 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of RiverStone Insurance (presented in Other revenue in the table above).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The growth in consolidated net premiums earned of 12.1% in 2012 ($6,084.9 in 2012 compared to $5,426.9 in 2011) principally reflected the consolidation of the net premiums earned by First Mercury and Pacific Insurance (year-over-year increases of $122.8 and $13.6 respectively) and the year-over-year increases in net premiums earned by OdysseyRe ($300.6, 14.9%), Zenith National ($101.2, 20.4%), Crum & Forster ($83.0, 10.3% excluding the impact of the consolidation of First Mercury), Fairfax Asia ($13.7, 7.9% excluding the impact of the consolidation of Pacific Insurance) and Insurance and Reinsurance – Other ($9.4, 1.9%), partially offset by a decrease at Northbridge ($80.0, 7.5% including the unfavourable effect of foreign currency translation). In 2012, the Eagle Star reinsurance transaction and the consolidation of RiverStone Insurance increased the net premiums earned by Runoff by $183.5 and $30.1 respectively, compared to the reinsurance-to-close of Syndicate 376 which added $119.6 to the net premiums earned by Runoff in 2011. These transactions (which are not expected to impact net premiums earned in future periods) are described in greater detail in the Runoff section of this MD&A.

Revenue of $7,475.0 in 2011 increased from revenue of $5,967.3 in 2010 reflecting growth in net premiums earned, increased net gains on investments and increased other revenue (principally at Ridley), partially offset by lower interest and dividend income. Revenue in 2010 also included the benefit of the $83.1 excess of the fair value of net assets acquired over the purchase price recorded by Runoff related to the acquisition of General Fidelity Insurance Company (“General Fidelity”) (presented in Other revenue in the table above). The growth in consolidated net premiums earned in 2011 of 18.5% ($5,426.9 in 2011 compared to $4,580.6 in 2010) principally reflected the consolidation of the net premiums earned by Zenith National (net year-over-year increase of $226.9), First Mercury ($205.4) and Pacific Insurance ($30.4), the year-over-year increases in net premiums earned by OdysseyRe ($129.2, 6.9%), Northbridge ($75.6, 7.6% including the favourable effect of foreign currency translation), Crum & Forster ($72.2, 9.9% excluding the impact of the consolidation of First Mercury), Fairfax Asia ($18.7, 12.1% excluding the impact of the consolidation of Pacific Insurance) and $119.6 of net premiums earned by Runoff in connection with the reinsurance-to-close of Syndicate 376, partially offset by decreased net premiums earned by Insurance and Reinsurance – Other ($1.0, 0.2% excluding $30.1 of reinsurance-to-close premiums received by Advent in 2010).

Despite the ongoing challenging market conditions within the global insurance and reinsurance industry, including continued price competition (especially in casualty lines), excess capacity and the impact of the economy on insured customers, the company’s insurance and reinsurance operations achieved growth in gross premiums written and net premiums written in 2012 as shown in the following table. Prior to giving effect to the acquisitions of First Mercury and Pacific Insurance, gross premiums written and net premiums written by the company’s insurance and reinsurance operations increased by 7.5% and 7.4% respectively, in 2012 compared to 2011.

	2012			2011
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Insurance and reinsurance operations – as reported	7,297.5	5,995.0	5,864.8	6,705.5	5,487.6	5,300.5
First Mercury	(407.8)	(351.2)	(328.2)	(306.0)	(237.8)	(205.4)
Pacific Insurance	(67.9)	(43.8)	(44.0)	(51.9)	(34.9)	(30.4)

Insurance and reinsurance operations – as adjusted	6,821.8	5,600.0	5,492.6	6,347.6	5,214.9	5,064.7

Percentage change (year-over-year)	7.5%	7.4%	8.4%

The tables which follow present net premiums written by the company’s insurance and reinsurance operations in 2012 and 2011 (“as reported”) and, in order to better compare the results of 2012 and 2011, the same excluding First Mercury and Pacific Insurance which were acquired during the first quarter of 2011, Northbridge after giving effect as of January 1, 2011, to the sale of the renewal rights to its U.S. property business to OdysseyRe, OdysseyRe after giving effect as of January 1, 2011, to the purchase of the renewal rights to Northbridge’s U.S. property business and the portfolio transfer of unearned premium from Group Re to Northbridge ($42.3) in the first quarter of 2011 (“as adjusted”). The intercompany transfer of the renewal rights to Northbridge’s U.S. property business is described in the Northbridge section of this MD&A. The portfolio transfer of unearned premium from Group Re to Northbridge decreased premiums ceded to reinsurers at Northbridge, decreased net premiums written at Group Re and had no impact on consolidated net premiums written. The “as adjusted” table shows year-over-year increases in net premiums written of 7.4% in 2012.

Net premiums written – as reported

		2012	2011	% change year-over- year
Insurance	– Canada (Northbridge)	948.7	1,098.5	(13.6)
	– U.S. (Crum & Forster and Zenith National)	1,872.8	1,601.1	17.0
	– Asia (Fairfax Asia)	240.6	213.7	12.6
Reinsurance	– OdysseyRe	2,402.3	2,089.7	15.0
Insurance and Reinsurance – Other		530.6	484.6	9.5

Insurance and reinsurance operations		5,995.0	5,487.6	9.2

Net premiums written – as adjusted

		2012	2011	% change year-over- year
Insurance	– Canada (Northbridge)	940.9	1,013.4	(7.2)
	– U.S. (Crum & Forster and Zenith National)	1,521.6	1,363.3	11.6
	– Asia (Fairfax Asia)	196.8	178.8	10.1
Reinsurance	– OdysseyRe	2,410.1	2,132.5	13.0
Insurance and Reinsurance – Other		530.6	526.9	0.7

Insurance and reinsurance operations		5,600.0	5,214.9	7.4

Northbridge’s net premiums written decreased 7.2% (6.1% in Canadian dollar terms) primarily as a result of lower retentions of existing business and the unfavourable effect of foreign currency translation, partially offset by modest increases in pricing and new business in certain segments. Net premiums written by U.S. Insurance increased by 11.6% in 2012 compared to 2011, comprised of increases of 7.5% and 18.2% at Crum & Forster and Zenith National respectively. The increase in net premiums written by Crum & Forster principally reflected growth in specialty lines of business. The increase in net premiums written by Zenith National reflected premium rate increases, strong renewal retention and the ability to write new business. Net premiums written by Fairfax Asia increased by 10.1% primarily as a result of increased writings of property and engineering lines of business at First Capital. OdysseyRe’s net premiums written increased 13.0% primarily as a result of two new quota share reinsurance contracts (related to property risks in Florida and multiline risks in Brazil), growth in U.S. crop and umbrella lines of business, partially offset by planned decreases in writings of U.S. healthcare and casualty lines of business and lower reinstatement premiums received on a year-over-year basis. Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 0.7% comprised of increased net premiums written by Fairfax Brasil and Polish Re, partially offset by lower net premiums written by Advent and Group Re.

Consolidated interest and dividend income decreased from $705.3 in 2011 to $409.3 in 2012 primarily as a result of the combined effects of sales during 2011 and 2012 of higher yielding government bonds (principally U.S. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks. Total return swap expense (a component of interest and dividend income) was higher in 2012 compared to 2011 ($204.9 in 2012 compared to $140.3 in 2011) due to increased dividends payable (primarily the dividend payable on the Russell 2000 exchange traded fund) and higher average notional amounts of short positions effected through total return swaps on a year-over-year basis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The share of profit of associates increased from $1.8 in 2011 to $15.0 in 2012. The share of profit of associates in 2012 included an $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge), a $22.0 share of the net loss of Thai Re (principally comprised of net reserve strengthening related to the Thailand floods) and a $12.9 share of the profit of ICICI Lombard. The share of profit of associates in 2011 included a $36.1 share of the net loss of ICICI Lombard. The net earnings of ICICI Lombard in 2011 were adversely affected by reserve strengthening related to its mandatory pro-rata participation in the Indian commercial vehicle insurance pool, partially offset by net mark-to-market gains on the ICICI Lombard investment portfolio.

Net gains on investments in 2012 and 2011 were comprised as shown in the following table:

	2012	2011
Common stocks	697.6	(774.8)
Preferred stocks – convertible	(36.2)	(5.2)
Bonds – convertible	186.7	23.5
Gain on disposition of associate	196.8	7.0
Other equity derivatives	73.8	(43.3)

Equity and equity-related holdings	1,118.7	(792.8)
Equity hedges	(1,005.5)	413.9

Equity and equity-related holdings after equity hedges	113.2	(378.9)
Bonds	728.1	1,278.7
Preferred stocks	(0.3)	(1.9)
CPI-linked derivatives	(129.2)	(233.9)
Other derivatives	3.4	49.4
Foreign currency	(76.2)	(34.4)
Other	3.6	12.2

Net gains on investments	642.6	691.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	92.7	753.1
U.S. states and municipalities	552.7	642.7
Corporate and other	82.7	(117.1)

	728.1	1,278.7

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company’s equity and equity-related holdings after hedges produced a net gain of $113.2 in 2012 compared to a net loss of $378.9 in 2011. At December 31, 2012, equity hedges with a notional amount of $7,668.5 ($7,135.2 at December 31, 2011) represented 100.6% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,626.5 ($6,822.7 at December 31, 2011). Refer to “Market Price Fluctuations” in note 24 (Financial Risk Management) to the company’s consolidated financial statements for the year ended December 31, 2012, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments. The gain on disposition of associate of $196.8 in 2012 reflected gains of $167.0 and $29.8 recognized on the sale of the company’s investments in Cunningham Lindsey and Fibrek respectively.

Net gains on bonds of $728.1 in 2012 (2011 – $1,278.7) were primarily comprised of a combination of realized and net mark-to-market gains on U.S. state and municipal government bonds, realized gains on U.S. government bonds and net mark-to-market gains on other government bonds.

The company’s CPI-linked derivative contracts produced unrealized losses of $129.2 in 2012 (2011 - $233.9). The unrealized losses on the CPI-linked derivative contracts were primarily a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Other revenue increased from $649.8 in 2011 to $871.0 in 2012. Other revenue attributable to Ridley was $670.8 in 2012 ($635.0 in 2011) with the balance comprised of the revenue of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India since their respective acquisition dates and also included the $6.8 excess of fair value of net assets acquired over purchase price related to the acquisition of RiverStone Insurance.

Net premiums earned by geographic region

As presented in note 25 (Segmented Information) to the consolidated financial statements for the year ended December 31, 2012, on the basis of geographic regions, the United States, International, Canada and Asia accounted for 51.6%, 20.9%, 19.0% and 8.5% respectively, of net premiums earned in 2012 compared to 48.3%, 22.7%, 21.9% and 7.1% respectively, of net premiums earned in 2011. Net premiums earned in 2012 increased in the Asia (35.4%), United States (19.8%) and International (2.6%) geographic regions, partially offset by a decrease in the Canada geographic region (2.5% – measured in U.S. dollars) compared with 2011.

Canada

Net premiums earned in the Canada geographic region decreased by 2.5% from $1,188.8 in 2011 to $1,159.0 in 2012 primarily as a result of lower retentions of existing business (Northbridge) and the unfavourable effect of the strengthening of the U.S. dollar relative to the Canadian dollar as measured by average annual rates of exchange (Northbridge and OdysseyRe), partially offset by increased net premiums earned in commercial property reinsurance (OdysseyRe) and modest increases in pricing and new business in certain segments (Northbridge).

United States

Net premiums earned in the United States geographic region increased by 19.8% from $2,622.4 in 2011 to $3,142.4 in 2012 reflecting a significant new property quota share reinsurance contract and growth in U.S. crop and umbrella lines of business (OdysseyRe), growth in specialty lines of business (Crum & Forster) and workers’ compensation lines of business (Zenith National). A significant portion of Crum & Forster’s growth related to the year-over-year impact of the consolidation of the net premiums earned by First Mercury, including premiums produced by First Mercury’s managing general agency business which were retained by Crum & Forster in 2012 (in the prior year this business was primarily produced on behalf of insurance carriers outside of the Fairfax group). Zenith National’s growth reflected premium rate increases, strong renewal retention and the ability to write new business.

Asia

Net premiums earned in the Asia geographic region increased by 35.4% from $383.8 in 2011 to $519.6 in 2012 primarily reflecting increases at OdysseyRe’s Singapore Branch related to renewal price increases on Japanese property catastrophe reinsurance and organic growth in China and increased writings of property and engineering lines of business at First Capital.

International

Net premiums earned in the International geographic region increased by 2.6% from $1,231.9 in 2011 to $1,263.9 in 2012 primarily as a result of the year-over-year increase in net premiums earned at Runoff and growth across most lines of business at Fairfax Brasil, partially offset by decreases at OdysseyRe in automobile insurance in its London Market division and planned reductions in casualty reinsurance in Europe and Latin America. At Runoff, the Eagle Star reinsurance transaction and the acquisition of RiverStone Insurance added $183.5 and $30.1 to net premiums earned in 2012 compared to the reinsurance-to-close of Syndicate 376 in 2011 which added $119.6 to net premiums earned.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the years ended December 31, 2012, 2011 and 2010. In that table, interest and dividends and net gains (losses) on investments in the consolidated statements of earnings are broken out separately as they relate to the insurance and reinsurance operating results, and included in Runoff, Corporate overhead and other and Other as they relate to those segments.

		2012	2011	2010
	Combined ratios
Insurance	– Canada (Northbridge)	105.7%	102.8%	106.9%
	– U.S. (Crum & Forster and Zenith National)	111.4%	114.3%	116.5%
	– Asia (Fairfax Asia)	87.0%	83.2%	89.3%
Reinsurance	– OdysseyRe	88.5%	116.7%	95.0%
	Insurance and Reinsurance – Other	104.3%	140.9%	107.2%

	Consolidated	99.8%	114.2%	103.5%

	Sources of net earnings
	Underwriting
Insurance	– Canada (Northbridge)	(57.0)	(30.2)	(68.3)
	– U.S. (Crum & Forster and Zenith National)	(206.3)	(215.9)	(165.5)
	– Asia (Fairfax Asia)	30.1	34.4	16.6
Reinsurance	– OdysseyRe	266.6	(336.0)	95.1
	Insurance and Reinsurance – Other	(21.8)	(206.7)	(38.4)

	Underwriting profit (loss)	11.6	(754.4)	(160.5)
	Interest and dividends – insurance and reinsurance	292.4	517.9	559.4

	Operating income (loss)	304.0	(236.5)	398.9
	Net gains (losses) on investments – insurance and reinsurance	587.3	204.6	(8.3)
	Loss on repurchase of long term debt	(40.6)	(104.2)	(2.3)
	Runoff(1)	231.3	360.5	135.5
	Other	39.2	13.3	10.4
	Interest expense	(208.2)	(214.0)	(195.5)
	Corporate overhead and other	(256.2)	(32.4)	(187.6)

	Pre-tax income (loss)	656.8	(8.7)	151.1
	Income taxes	(116.1)	56.5	186.9

	Net earnings	540.7	47.8	338.0

	Attributable to:
	Shareholders of Fairfax	532.4	45.1	335.8
	Non-controlling interests	8.3	2.7	2.2

		540.7	47.8	338.0

	Net earnings (loss) per share	$23.22	$(0.31)	$14.90
	Net earnings (loss) per diluted share	$22.94	$(0.31)	$14.82
	Cash dividends paid per share	$10.00	$10.00	$10.00

(1)

The Runoff segment in 2012 and 2010 includes $6.8 and $83.1 of the excess of the fair value of net assets acquired over the purchase price related to the acquisitions of RiverStone Insurance and General Fidelity respectively.

The company’s insurance and reinsurance operations reported an underwriting profit of $11.6 and combined ratio of 99.8% in 2012 respectively, compared to an underwriting loss of $754.4 and combined ratio of 114.2% in 2011 respectively. The following table presents the components of the company’s combined ratios for the years ended December 31, 2012 and 2011:

	2012	2011
Underwriting profit (loss)	11.6	(754.4)

Loss & LAE – accident year	72.2%	84.8%
Commissions	15.6%	15.0%
Underwriting expense	15.0%	16.1%

Combined ratio – accident year	102.8%	115.9%
Net favourable development	(3.0)%	(1.7)%

Combined ratio – calendar year	99.8%	114.2%

The substantial reduction in catastrophe losses and increased net favourable development of prior years’ reserves contributed to the significant improvement in the underwriting performance of the company’s insurance and reinsurance operations in 2012 compared to 2011. Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting profit (loss) of the company in the years ended December 31, 2012 and 2011, were comprised as follows:

	2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Sandy	261.2	4.5		–	–
Japan earthquake and tsunami	–	–		470.2	8.8
Thailand floods	–	–		201.7	3.8
New Zealand (Christchurch) earthquake	–	–		62.8	1.2
U.S. tornadoes	–	–		70.0	1.3
Hurricane Irene	–	–		31.3	0.6
Other	148.6	2.5		184.8	3.6

	409.8	7.0	points	1,020.8	19.3	points

(1)	Net of reinstatement premiums.

The underwriting results of the company’s insurance and reinsurance operations in 2012 included 3.0 combined ratio points ($177.4) of net favourable development of prior years’ reserves primarily at OdysseyRe ($152.0), Northbridge ($60.8), Advent ($24.5) and Fairfax Asia ($16.4), partially offset by net adverse development at Crum & Forster ($54.0) and Polish Re ($18.8). The underwriting results of the company’s insurance and reinsurance operations in 2011 included 1.7 combined ratio points ($89.4) of net favourable development of prior years’ reserves principally at OdysseyRe ($51.4), Northbridge ($39.6), Advent ($38.9) and Fairfax Asia ($20.4), partially offset by net adverse development at Crum & Forster ($37.3) and Zenith National ($24.5).

The company’s insurance and reinsurance operations reported an expense ratio of 15.0% in 2012 compared to an expense ratio of 16.1% in 2011. The expense ratio in 2012 benefited from a 10.6% increase in net premiums earned, partially offset by a 3.1% increase in operating expenses. Increased operating expenses of the insurance and reinsurance operations in 2012 primarily reflected a sales tax adjustment (Northbridge), increased operating expenses at First Capital commensurate with its growth (Fairfax Asia) and increased personnel and infrastructure-related expenses (OdysseyRe). Operating expenses in 2012 also reflected a year-over-year increase resulting from the consolidation of the operating expenses of First Mercury and Pacific Insurance and the benefit recognized in 2011 from the curtailment of certain post retirement benefits (Northbridge), partially offset by lower IT and other miscellaneous expenses (Northbridge). The commission expense ratio of 15.6% in 2012, increased modestly relative to the commission expense ratio of 15.0% in 2011, primarily due to a shift in the mix of premiums written towards business carrying higher commissions (principally at Northbridge, Crum & Forster and OdysseyRe).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses of $1,120.3 in 2012 decreased from $1,148.3 in 2011 primarily as a result of decreased holding company and subsidiary holding companies corporate overhead (refer to the Corporate Overhead and Other section of this MD&A for further details related to corporate overhead) and decreased operating expenses at Runoff (primarily related to the release of a provision following the favourable resolution of a dispute with a taxation authority related to value added tax), partially offset by the factors described in the preceding paragraph which increased the operating expenses of the insurance and reinsurance operations in 2012.

Other expenses of $869.5 and $740.7 in 2012 and 2011 respectively, comprise the operating and other costs of Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India since their respective acquisition dates. Other expenses in 2012 also included net losses related to the repayment of the TIG Note ($39.8) and the repurchase of Crum & Forster unsecured senior notes ($0.8). Other expenses in 2011 included a net loss related to the repurchase of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes ($104.2). The aforementioned TIG Note and unsecured senior notes are described in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012.

Net earnings attributable to shareholders of Fairfax increased to $532.4 ($23.22 per basic and $22.94 per diluted share) in 2012, from $45.1 ($0.31 net loss per basic and diluted share) in 2011. The year-over-year increase in net earnings attributable to shareholders of Fairfax was primarily due improved underwriting results (reflecting lower current period catastrophe losses and increased net favourable development of prior years’ reserves), lower holding company and subsidiary company corporate overhead expenses and decreased losses on repurchase of long term debt, partially offset by lower net gains on investments, decreased interest and dividend income and the year-over-year increase in provision for income taxes.

Common shareholders’ equity at December 31, 2012 of $7,654.7 or $378.10 per basic share increased from $7,427.9 or $364.55 per basic share at December 31, 2011, representing an increase per basic share of 3.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 6.5% adjusted to include that dividend). The increase in common shareholders’ equity in 2012, primarily reflected net earnings attributable to shareholders of Fairfax ($532.4) and the effect of increased accumulated other comprehensive income (an increase of $28.0 primarily related to foreign currency translation), partially offset by payments of common and preferred share dividends ($266.3), the recognition of actuarial losses on defined benefit plans (including those of its associates) in retained earnings ($32.8) and net repurchases of subordinate voting shares for treasury ($48.4).

Net Earnings by Reporting Segment

The company’s sources of net earnings shown by reporting segment are set out below for the years ended December 31, 2012 and 2011. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Year ended December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	1,194.3	2,163.2	515.2	2,773.2	651.6	7,297.5	221.2	–	(120.4)	–	7,398.3

Net premiums written	948.7	1,872.8	240.6	2,402.3	530.6	5,995.0	199.1	–	–	–	6,194.1

Net premiums earned	992.2	1,811.6	231.4	2,315.3	514.3	5,864.8	220.1	–	–	–	6,084.9

Underwriting profit (loss)	(57.0)	(206.3)	30.1	266.6	(21.8)	11.6	–	–	–	–	11.6
Interest and dividends	41.5	49.6	36.2	127.5	37.6	292.4	–	–	–	–	292.4

Operating income (loss)	(15.5)	(156.7)	66.3	394.1	15.8	304.0	–	–	–	–	304.0
Net gains (losses) on investments	(63.1)	147.3	0.3	267.2	235.6	587.3	215.8	–	–	–	803.1
Loss on repurchase of long term debt	–	(0.8)	–	–	–	(0.8)	(39.8)	–	–	–	(40.6)
Runoff	–	–	–	–	–	–	15.5	–	–	–	15.5
Other	–	–	–	–	–	–	–	39.2	–	–	39.2
Interest expense	–	(5.7)	–	(27.7)	(4.5)	(37.9)	(7.5)	(2.2)	–	(160.6)	(208.2)
Corporate overhead and other	(17.2)	(23.2)	–	(23.1)	(0.4)	(63.9)	–	–	–	(192.3)	(256.2)

Pre-tax income (loss)	(95.8)	(39.1)	66.6	610.5	246.5	788.7	184.0	37.0	–	(352.9)	656.8
Income taxes											(116.1)

Net earnings											540.7

Attributable to:
Shareholders of Fairfax											532.4
Non-controlling interests											8.3

											540.7

Year ended December 31, 2011
	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	1,322.7	1,864.1	451.7	2,420.7	646.3	6,705.5	122.0	–	(84.0)	–	6,743.5

Net premiums written	1,098.5	1,601.1	213.7	2,089.7	484.6	5,487.6	120.3	–	–	–	5,607.9

Net premiums earned	1,072.2	1,504.6	204.1	2,014.7	504.9	5,300.5	126.4	–	–	–	5,426.9

Underwriting profit (loss)	(30.2)	(215.9)	34.4	(336.0)	(206.7)	(754.4)	–	–	–	–	(754.4)
Interest and dividends	100.2	124.9	(13.7)	259.1	47.4	517.9	–	–	–	–	517.9

Operating income (loss)	70.0	(91.0)	20.7	(76.9)	(159.3)	(236.5)	–	–	–	–	(236.5)
Net gains (losses) on investments	(162.0)	218.1	(15.6)	142.0	22.1	204.6	388.1	–	–	–	592.7
Loss on repurchase of long term debt	–	(56.5)	–	(6.1)	–	(62.6)	–	–	–	(41.6)	(104.2)
Runoff	–	–	–	–	–	–	(27.6)	–	–	–	(27.6)
Other	–	–	–	–	–	–	–	13.3	–	–	13.3
Interest expense	–	(18.3)	–	(28.9)	(4.5)	(51.7)	(8.9)	(0.7)	–	(152.7)	(214.0)
Corporate overhead and other	(38.4)	(27.9)	(5.6)	(18.4)	(4.7)	(95.0)	–	–	–	62.6	(32.4)

Pre-tax income (loss)	(130.4)	24.4	(0.5)	11.7	(146.4)	(241.2)	351.6	12.6	–	(131.7)	(8.7)
Income taxes											56.5

Net earnings											47.8

Attributable to:
Shareholders of Fairfax											45.1
Non-controlling interests											2.7

											47.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Balance Sheets by Reporting Segment

The company’s segmented balance sheets as at December 31, 2012 and 2011 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major reporting segments. The segmented balance sheets have been prepared on the following basis:

(a)

The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment and is prepared in accordance with IFRS and Fairfax’s accounting policies and include, where applicable, purchase accounting adjustments principally related to goodwill and intangible assets which arose on their initial acquisition or on a subsequent step acquisition by the company.

(b)

Investments in Fairfax affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s reporting segments. Affiliated insurance and reinsurance balances, including premiums receivable (included in insurance contracts receivable), deferred premium acquisition costs, recoverable from reinsurers, funds withheld payable to reinsurers, provision for losses and loss adjustment expenses and provision for unearned premiums, are not shown separately but are eliminated in Corporate and Other.

(c)

Corporate and Other includes the Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under IFRS to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re and reinsurance between OdysseyRe and the primary insurers), which affects recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. Corporate and Other long term debt of $2,377.7 as at December 31, 2012 ($2,241.9 at December 31, 2011) consisted of Fairfax debt of $2,220.2 ($2,080.6 at December 31, 2011) and other long term obligations, comprised of the purchase consideration payable of $148.4 ($152.2 at December 31, 2011) related to the TRG acquisition and TIG trust preferred securities of $9.1 ($9.1 at December 31, 2011).

Segmented Balance Sheet as at December 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	43.2	16.8	–	310.1	–	370.1	–	–	799.1	1,169.2
Insurance contract receivables	292.2	396.1	101.4	741.6	177.2	1,708.5	244.9	–	(8.0)	1,945.4
Portfolio investments	3,378.3	5,214.2	972.8	8,569.8	1,870.7	20,005.8	4,938.3	105.8	113.3	25,163.2
Deferred premium acquisition costs	104.4	101.4	23.8	201.6	46.5	477.7	–	–	(14.6)	463.1
Recoverable from reinsurers	982.5	1,630.5	507.2	984.9	203.6	4,308.7	2,154.9	–	(1,172.8)	5,290.8
Deferred income taxes	66.7	157.3	–	93.5	20.4	337.9	6.8	–	278.8	623.5
Goodwill and intangible assets	225.4	622.4	30.8	164.4	18.5	1,061.5	5.3	235.2	(0.9)	1,301.1
Due from affiliates	129.7	0.4	5.9	2.0	7.7	145.7	297.9	–	(443.6)	–
Other assets	179.5	209.0	34.8	131.3	55.2	609.8	68.1	321.2	(14.2)	984.9
Investments in Fairfax affiliates	34.7	97.1	–	181.4	28.4	341.6	284.3	–	(625.9)	–

Total assets	5,436.6	8,445.2	1,676.7	11,380.6	2,428.2	29,367.3	8,000.5	662.2	(1,088.8)	36,941.2

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	52.1	–	52.1
Accounts payable and accrued liabilities	214.3	253.2	191.8	526.3	110.9	1,296.5	296.4	170.7	114.1	1,877.7
Income taxes payable	1.0	–	8.6	25.9	0.1	35.6	31.3	4.1	(0.5)	70.5
Short sale and derivative obligations	45.0	28.0	3.9	88.2	7.4	172.5	27.6	–	38.1	238.2
Due to affiliates	1.3	42.3	0.8	16.8	5.4	66.6	15.3	20.4	(102.3)	–
Funds withheld payable to reinsurers	5.8	322.5	94.1	5.8	0.5	428.7	23.7	–	(12.7)	439.7
Provision for losses and loss adjustment expenses	2,971.4	4,582.9	610.4	5,656.3	1,190.7	15,011.7	5,757.5	–	(1,120.4)	19,648.8
Provision for unearned premiums	643.6	756.3	227.8	834.4	245.6	2,707.7	74.8	–	(55.1)	2,727.4
Deferred income taxes	–	–	9.0	–	1.4	10.4	–	14.0	(24.4)	–
Long term debt	–	79.5	–	446.0	92.8	618.3	–	0.5	2,377.7	2,996.5

Total liabilities	3,882.4	6,064.7	1,146.4	7,599.7	1,654.8	20,348.0	6,226.6	261.8	1,214.5	28,050.9

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,554.2	2,380.5	523.2	3,780.9	773.4	9,012.2	1,773.9	400.1	(2,365.1)	8,821.1
Non-controlling interests	–	–	7.1	–	–	7.1	–	0.3	61.8	69.2

Total equity	1,554.2	2,380.5	530.3	3,780.9	773.4	9,019.3	1,773.9	400.4	(2,303.3)	8,890.3

Total liabilities and total equity	5,436.6	8,445.2	1,676.7	11,380.6	2,428.2	29,367.3	8,000.5	662.2	(1,088.8)	36,941.2

Capital
Debt	–	79.5	–	446.0	92.8	618.3	–	52.6	2,377.7	3,048.6
Investments in Fairfax affiliates	34.7	97.1	–	181.4	28.4	341.6	284.3	–	(625.9)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,519.5	2,283.4	523.2	3,599.5	745.0	8,670.6	1,489.6	400.1	(1,739.2)	8,821.1
Non-controlling interests	–	–	7.1	–	–	7.1	–	62.1	–	69.2

Total capital	1,554.2	2,460.0	530.3	4,226.9	866.2	9,637.6	1,773.9	514.8	12.6	11,938.9

% of total capital	13.0%	20.6%	4.4%	35.4%	7.3%	80.7%	14.9%	4.3%	0.1%	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Operating Companies	Runoff	Other	Corporate and Other	Consolidated
Assets
Holding company cash and investments	14.3	21.1	–	167.0	–	202.4	–	–	824.3	1,026.7
Insurance contract receivables	311.3	391.3	84.7	701.1	191.8	1,680.2	62.2	–	(7.0)	1,735.4
Portfolio investments	3,250.1	5,004.7	809.2	8,099.8	1,609.6	18,773.4	4,299.3	6.6	386.7	23,466.0
Deferred premium acquisition costs	110.2	97.3	21.9	159.5	41.0	429.9	–	–	(14.0)	415.9
Recoverable from reinsurers	957.4	1,628.1	387.7	969.1	224.4	4,166.7	1,271.8	–	(1,240.4)	4,198.1
Deferred income taxes	62.2	165.1	–	230.1	28.6	486.0	16.9	–	125.3	628.2
Goodwill and intangible assets	222.5	635.7	29.9	158.2	16.7	1,063.0	0.2	46.3	5.7	1,115.2
Due from affiliates	208.2	19.0	5.1	6.5	21.6	260.4	80.8	–	(341.2)	–
Other assets	153.9	189.4	32.9	108.9	29.5	514.6	68.6	214.1	24.1	821.4
Investments in Fairfax affiliates	34.0	104.5	–	181.4	34.0	353.9	286.8	–	(640.7)	–

Total assets	5,324.1	8,256.2	1,371.4	10,781.6	2,197.2	27,930.5	6,086.6	267.0	(877.2)	33,406.9

Liabilities
Subsidiary indebtedness	–	–	–	–	–	–	–	1.0	–	1.0
Accounts payable and accrued liabilities	239.7	290.0	193.8	471.7	119.6	1,314.8	145.3	84.6	111.5	1,656.2
Income taxes payable	–	–	10.8	3.2	0.1	14.1	3.3	1.6	2.4	21.4
Short sale and derivative obligations	15.1	6.4	4.8	81.9	2.0	110.2	1.3	–	58.7	170.2
Due to affiliates	0.1	26.8	0.4	0.7	3.4	31.4	4.3	16.5	(52.2)	–
Funds withheld payable to reinsurers	8.0	318.1	43.7	29.0	0.1	398.9	24.0	–	(10.3)	412.6
Provision for losses and loss adjustment expenses	2,820.8	4,301.4	470.3	5,557.2	1,214.5	14,364.2	4,051.3	–	(1,183.3)	17,232.2
Provision for unearned premiums	686.0	692.7	187.3	739.5	216.2	2,521.7	25.6	–	(60.0)	2,487.3
Deferred income taxes	–	26.1	1.9	–	0.6	28.6	–	14.2	(42.8)	–
Long term debt	–	85.0	–	444.8	92.6	622.4	152.7	0.5	2,241.9	3,017.5

Total liabilities	3,769.7	5,746.5	913.0	7,328.0	1,649.1	19,406.3	4,407.8	118.4	1,065.9	24,998.4

Equity
Shareholders’ equity attributable to shareholders of Fairfax	1,554.4	2,509.7	452.9	3,453.6	548.1	8,518.7	1,678.8	148.6	(1,983.5)	8,362.6
Non-controlling interests	–	–	5.5	–	–	5.5	–	–	40.4	45.9

Total equity	1,554.4	2,509.7	458.4	3,453.6	548.1	8,524.2	1,678.8	148.6	(1,943.1)	8,408.5

Total liabilities and total equity	5,324.1	8,256.2	1,371.4	10,781.6	2,197.2	27,930.5	6,086.6	267.0	(877.2)	33,406.9

Capital
Debt	–	85.0	–	444.8	92.6	622.4	152.7	1.5	2,241.9	3,018.5
Investments in Fairfax affiliates	34.0	104.5	–	181.4	34.0	353.9	286.8	–	(640.7)	–
Shareholders’ equity attributable to shareholders of Fairfax	1,520.4	2,405.2	452.9	3,272.2	514.1	8,164.8	1,392.0	148.6	(1,342.8)	8,362.6
Non-controlling interests	–	–	5.5	–	–	5.5	–	40.4	–	45.9

Total capital	1,554.4	2,594.7	458.4	3,898.4	640.7	9,146.6	1,831.5	190.5	258.4	11,427.0

% of total capital	13.6%	22.7%	4.0%	34.1%	5.6%	80.0%	16.0%	1.7%	2.3%	100.0%

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations, Runoff and Other by reporting segment for the years ended December 31, 2012 and 2011.

Canadian Insurance – Northbridge(1)

	2012	2011
Underwriting loss	(57.0)	(30.2)

Loss & LAE – accident year	76.1%	72.3%
Commissions	15.0%	14.5%
Underwriting expenses	20.7%	19.7%

Combined ratio – accident year	111.8%	106.5%
Net favourable development	(6.1)%	(3.7)%

Combined ratio – calendar year	105.7%	102.8%

Gross premiums written	1,194.3	1,322.7

Net premiums written	948.7	1,098.5

Net premiums earned	992.2	1,072.2

Underwriting loss	(57.0)	(30.2)
Interest and dividends	41.5	100.2

Operating income (loss)	(15.5)	70.0
Net losses on investments	(63.1)	(162.0)

Pre-tax loss before interest and other	(78.6)	(92.0)

Net loss	(34.6)	(86.8)

(1)	The results differ from the standalone results of Northbridge primarily due to purchase accounting adjustments related to the privatization of Northbridge in 2009.

Effective January 1, 2012, Northbridge combined three of its subsidiaries, Lombard Insurance, Markel Insurance and Commonwealth Insurance, to operate under a single brand, Northbridge Insurance. Effective March 1, 2012, these subsidiaries changed their names to Northbridge General, Northbridge Commercial and Northbridge Indemnity respectively. This new brand is comprised of Northbridge’s broker small-to-medium account, transportation and large account segments and is intended to leverage the scale and diversity of its operations as one company. Federated Insurance continues to operate as the company’s captive agency distribution arm and Zenith continues to operate its direct personal lines business.

To sharpen its focus on its core Canadian lines of business, effective May 1, 2012, Northbridge transferred the renewal rights to its U.S. property business from its U.S. subsidiary, Commonwealth Insurance Company of America (“CICA”) to Hudson Insurance Company (“Hudson Insurance”), a wholly-owned subsidiary of OdysseyRe (the “renewal rights transfer”). Northbridge entered into a service agreement with Hudson Insurance to provide certain operational resources in support of that business and Northbridge continued to service insurance policies that were in-force at the date of transfer. Effective January 1, 2013, Northbridge sold CICA (principally comprised of residual U.S. property claims liabilities related to policies written prior to May 1, 2012 and retained by Northbridge subsequent to the renewal rights transfer) to TIG Insurance Company.

Corporate overhead and other in the Northbridge reporting segment included restructuring charges incurred in connection with the activities described in the preceding two paragraphs of $9.5 and $18.4 in 2012 and 2011 respectively, and also included additional expense related to personnel costs in 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge’s underwriting results in 2012 reflected an increase in current period non-catastrophe related large losses, increased current period catastrophe losses, an unfavourable Ontario court decision involving one of Northbridge’s competitors which is expected to affect the broader industry and the competitive conditions within the Canadian commercial lines insurance market which remain challenging, partially offset by increased net favourable development of prior years’ reserves and reduced underwriting expenses. Northbridge reported an underwriting loss of $57.0 and combined ratio of 105.7% in 2012 compared to an underwriting loss of $30.2 and a combined ratio of 102.8% in 2011. Current period catastrophe losses added 4.0 combined ratio points ($39.0 inclusive of $4.1 of reinstatement premiums payable) to the combined ratio in 2012, primarily related to the impact of Hurricane Sandy on the remaining U.S. property exposure of Northbridge Indemnity and storms in Alberta, Ontario and Quebec, compared to 2.6 combined ratio points ($28.2) of current period catastrophe losses included in the combined ratio in 2011, primarily related to the Slave Lake fire in Alberta, U.S. weather-related events and various Ontario and Quebec storms. Net favourable development of prior years’ reserves of $60.8 (6.1 combined ratio points) and $39.6 (3.7 combined ratio points) in 2012 and 2011 respectively, reflected net favourable development across various accident years at Northbridge Indemnity, Northbridge Commercial and Federated, largely offset by net adverse development of prior years’ reserves at Northbridge General.

Northbridge’s expense ratio (excluding commissions) increased from 19.7% in 2011 to 20.7% in 2012 primarily as a result of lower net premiums earned and the impact of a harmonized sales tax (“HST”) applied to reinsurance premiums ceded to foreign affiliated reinsurers (the industry generally considered such premiums to be exempt from HST in prior years), partially offset by a 2.0% decrease in operating expenses (in Canadian dollar terms). Operating expenses were lower in 2012 largely due to decreased IT and other miscellaneous expenses, partially offset by the benefit recognized in 2011 from the curtailment of certain post retirement benefits. Northbridge’s commission expense ratio increased from 14.5% in 2011 to 15.0% in 2012 primarily as a result of a shift in the mix of business written to business carrying higher commissions, partially offset by the impact of an adjustment to deferred policy acquisition costs in 2011 (the “DPAC adjustment”).

Prior to giving effect to the impacts of Hurricane Sandy (which affected Northbridge’s recently exited U.S. property business), the unfavourable Ontario court decision and the portion of the HST applicable to prior periods, Northbridge would have reported a combined ratio of 101.3% in 2012.

In order to better compare Northbridge’s gross premiums written, net premiums written and net premiums earned in 2012 and 2011, the premiums presented in the following table are expressed in Canadian dollars, give effect to the renewal rights transfer as of January 1, 2011 and exclude the effects of the unearned premium portfolio transfer in 2011 (effective January 1, 2011, Northbridge reduced its participation on a quota share reinsurance contract with Group Re from 20% to 10% which resulted in the return to Northbridge of $42.3 of unearned premium which had previously been ceded to Group Re).

	Cdn$
	2012	2011
Gross premiums written	1,172.3	1,218.3
Net premiums written	940.5	1,001.3
Net premiums earned	971.7	1,022.8

Northbridge’s gross premiums written decreased by 3.8% from Cdn$1,218.3 in 2011 to Cdn$1,172.3 in 2012 primarily as a result of lower retentions of existing business, partially mitigated by modest increases in pricing and new business in certain segments. Competitive pressures were especially evident in Northbridge’s transportation and logistics and large accounts segments, while its retail personal lines segment declined due to decisions by Northbridge to exit from certain unprofitable segments. Net premiums written by Northbridge decreased by 6.1% from Cdn$1,001.3 in 2011 to Cdn$940.5 in 2012 consistent with the decrease in gross premiums written and also reflecting a small increase in premiums ceded to reinsurers, principally related to fronted risks.

The significant improvement in net gains on investments (as set out in the table below), partially offset by lower underwriting profitability and decreased interest and dividend income (principally related to sales during 2011 and the first quarter of 2012 of higher yielding government and corporate bonds and preferred stocks where the proceeds were reinvested into lower yielding cash and short term investments and common stocks), produced a pre-tax loss before interest and other of $78.6 in 2012 compared to a pre-tax loss before interest and other of $92.0 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	60.1	(215.6)
Equity hedges	(137.3)	41.7
Bonds	73.9	50.8
Preferred stocks	(11.7)	(5.9)
CPI-linked derivatives	(35.1)	(50.0)
Foreign currency	(20.3)	20.4
Other	7.3	(3.4)

Net losses on investments	(63.1)	(162.0)

Northbridge’s cash resources, excluding the impact of foreign currency translation, increased by $45.6 in 2012 compared to an increase of $230.5 in 2011. Cash provided by operating activities of $23.4 in 2012 compared to cash provided by operating activities of $139.2 in 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL) with the year-over-year decrease primarily attributable to a receipt of $42.3 of cash in connection with the unearned premium portfolio transfer in the first quarter of 2011 and lower net premium collections, partially offset by lower net paid losses.

Northbridge’s average annual return on average equity over the past 27 years since inception in 1985 was 14.0% at December 31, 2012 (14.6% at December 31, 2011) (expressed in Canadian dollars).

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2012 and 2011.

	2012(1)	2011(1)
Assets
Holding company cash and investments	43.2	14.3
Insurance contract receivables	292.2	311.3
Portfolio investments	3,378.3	3,250.1
Deferred premium acquisition costs	104.4	110.2
Recoverable from reinsurers	982.5	957.4
Deferred income taxes	66.7	62.2
Goodwill and intangible assets	225.4	222.5
Due from affiliates	129.7	208.2
Other assets	179.5	153.9
Investment in Fairfax affiliates	34.7	34.0

Total assets	5,436.6	5,324.1

Liabilities
Accounts payable and accrued liabilities	214.3	239.7
Income taxes payable	1.0	–
Short sale and derivative obligations	45.0	15.1
Due to affiliates	1.3	0.1
Funds withheld payable to reinsurers	5.8	8.0
Provision for losses and loss adjustment expenses	2,971.4	2,820.8
Provision for unearned premiums	643.6	686.0

Total liabilities	3,882.4	3,769.7

Total equity	1,554.2	1,554.4

Total liabilities and total equity	5,436.6	5,324.1

(1)

These balance sheets differ from the standalone balance sheets of Northbridge primarily due to purchase accounting adjustments (principally goodwill and intangible assets) related to the privatization of Northbridge in 2009. Excluding these purchase accounting adjustments, Northbridge’s total equity was $1,389.5 at December 31, 2012 ($1,386.2 at December 31, 2011).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Northbridge’s Canadian dollar balance sheets (inclusive of Fairfax-level purchase accounting adjustments) are translated into U.S. dollars in Fairfax’s consolidated financial reporting and reflect the currency translation effect in 2012 of the appreciation of the Canadian dollar relative to the U.S. dollar (appreciation of 2.3% on a year-over-year basis). In addition to the currency translation effect, which was the principal factor causing year-over-year increases in portfolio investments, recoverable from reinsurers and provision for losses and loss adjustment expenses, the following factors also impacted Northbridge’s balance sheet in 2012: Portfolio investments increased principally as a result of net appreciation of U.S. state and municipal bonds and common stocks and cash provided by operating activities, partially offset by net unrealized depreciation related to derivatives (principally short equity index total return swaps). Recoverable from reinsurers increased reflecting higher ceded losses largely related to Hurricane Sandy. Provision for losses and loss adjustment expenses increased reflecting higher loss experience, including Hurricane Sandy and reserve strengthening related to the unfavourable Ontario court decision, but was partially offset by net favourable development of prior years’ reserves. Due from affiliates principally related to a loan receivable from Fairfax that decreased as a result of payments received in 2012. Total equity decreased $0.2 in 2012 compared to 2011 primarily reflecting the net loss of $34.6, offset by increased accumulated other comprehensive income (principally as a result of the currency translation effect described above).

Northbridge’s investment in Fairfax affiliates as at December 31, 2012, consisted of:

Affiliate	% interest
Ridley	31.8%

U.S. Insurance — Crum & Forster and Zenith National(1)

	2012			2011
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting loss	(113.2)	(93.1)	(206.3)	(79.7)	(136.2)	(215.9)

Loss & LAE – accident year	73.1%	77.9%	74.7%	71.6%	78.0%	73.7%
Commissions	13.0%	9.8%	11.9%	12.3%	10.1%	11.5%
Underwriting expenses	18.8%	28.2%	21.9%	20.3%	34.5%	25.0%

Combined ratio – accident year	104.9%	115.9%	108.5%	104.2%	122.6%	110.2%
Net adverse (favourable) development	4.4%	(0.3)%	2.9%	3.7%	4.9%	4.1%

Combined ratio – calendar year	109.3%	115.6%	111.4%	107.9%	127.5%	114.3%

Gross premiums written	1,529.7	633.5	2,163.2	1,327.7	536.4	1,864.1

Net premiums written	1,253.4	619.4	1,872.8	1,076.9	524.2	1,601.1

Net premiums earned	1,214.6	597.0	1,811.6	1,008.8	495.8	1,504.6

Underwriting loss	(113.2)	(93.1)	(206.3)	(79.7)	(136.2)	(215.9)
Interest and dividends	28.1	21.5	49.6	76.8	48.1	124.9

Operating loss	(85.1)	(71.6)	(156.7)	(2.9)	(88.1)	(91.0)
Net gains on investments	126.2	21.1	147.3	40.5	177.6	218.1
Loss on repurchase of long term debt	(0.8)	–	(0.8)	(56.5)	–	(56.5)

Pre-tax income (loss) before interest and other	40.3	(50.5)	(10.2)	(18.9)	89.5	70.6

Net earnings (loss)	29.3	(35.2)	(5.9)	(1.8)	54.3	52.5

(1)

These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

On December 31, 2011, Crum & Forster reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. The transfer of these latent claims to Runoff is expected to significantly reduce the volatility of the operating income of Crum & Forster and may reduce interest and dividend income earned as a result of the transfer of cash and investments to Runoff.

On February 9, 2011, the company completed the acquisition of all of the outstanding common shares of First Mercury and commenced consolidating the assets, liabilities and results of operations of First Mercury since acquisition within the Crum & Forster operating segment. First Mercury underwrites specialty commercial insurance products, principally on an excess and surplus lines basis, focusing on niche and underserved segments. Following the acquisition, the respective businesses of Crum & Forster and First Mercury were integrated as follows: The excess and surplus lines casualty and professional liability lines of each company were combined; First Mercury’s property business was merged into Crum & Forster’s Seneca division; and the AMC/Fairmont Insurance Services brand was launched as a single brand under which First Mercury’s specialty petroleum business was integrated with Fairmont Specialty. Following the integration, Crum & Forster’s businesses include standard lines which is primarily comprised of workers’ compensation, commercial auto and general liability coverages written on an admitted basis through Crum & Forster’s branch network and specialty lines which primarily includes the First Mercury excess and surplus lines casualty business, Fairmont Specialty businesses referenced above as well as accident and health, niche business written by Seneca, professional liability, and other specialty products.

As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant Insurance Company (“Valiant Insurance”), a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to TIG Group. Subsequent to July 1, 2011, the insurance business of Valiant Insurance was carried on by Crum & Forster with the pre-July 1, 2011 business written by Valiant Insurance placed into runoff under the supervision of RiverStone management. Periods prior to July 1, 2011 have not been restated as the impact was not significant.

Crum & Forster

Crum & Forster reported an underwriting loss of $113.2 and a combined ratio of 109.3% in 2012 compared to an underwriting loss of $79.7 and a combined ratio of 107.9% in 2011. Crum & Forster’s underwriting results in 2012 included 4.4 combined ratio points ($54.0) of net adverse development of prior years’ reserves, primarily due to net unfavourable development of workers’ compensation loss reserves at Crum & Forster and general liability loss reserves at First Mercury, partially offset by net favourable emergence in the loss reserves of other lines of business. Crum & Forster’s underwriting results in 2011 included 3.7 combined ratio points ($37.3) of net adverse development of prior years’ reserves, primarily due to net unfavourable development of workers’ compensation and latent liability loss reserves, partially offset by a reduction in the provision for uncollectible reinsurance. Current period catastrophe losses of $28.7 (2.4 combined ratio points) in 2012, primarily related to the impact of Hurricane Sandy and tornadoes and flooding in the midwest, central and southeast U.S., compared to current period catastrophe losses of $9.9 (0.9 of a combined ratio point) in 2011, primarily related to the impact of the U.S. tornadoes and Hurricane Irene on the U.S. northeast and the impact of the Japan earthquake and tsunami and second New Zealand (Christchurch) earthquake on First Mercury.

Crum & Forster’s expense ratio (excluding commissions) improved from 20.3% in 2011 to 18.8% in 2012 primarily as a result of a 20.4% year-over-year increase in net premiums earned. Crum & Forster’s commission expense ratio increased from 12.3% in 2011 to 13.0% in 2012 reflecting increased writings of other specialty lines of business where commission rates are higher than on standard lines of business.

Gross premiums written by Crum & Forster increased by 15.2% from $1,327.7 in 2011 to $1,529.7 in 2012, principally as a result of growth of $188.5 in specialty lines of business, including the benefit of approximately $61 of gross premiums written produced by First Mercury’s managing general agency business (in the prior year this business was primarily produced on behalf of insurance carriers outside of the Fairfax group) and also reflected increased writings of excess and surplus casualty lines of business (CoverXSpecialty division), property lines of business (Seneca division) and accident and health lines of business (Fairmont Specialty division). The increase in net premiums written in 2012 by 16.4% was consistent with the increase in gross premiums written. Net pre-

FAIRFAX FINANCIAL HOLDINGS LIMITED

miums earned increased by 20.4% in 2012 reflecting the growth in net premiums written in prior periods. Crum & Forster’s gross premiums written in 2012 and 2011 included $407.8 and $306.0 respectively, of incremental gross premiums written related to the acquisition of First Mercury.

Interest and dividend income of $28.1 in 2012 decreased from $76.8 in 2011 primarily due to sales during 2012 of higher yielding bonds (municipal bonds were sold to affiliates of Fairfax and government and corporate bonds were sold to third parties) and common stocks where the proceeds were reinvested into lower yielding cash and short term investments, the lower average investment portfolio year-over-year following the transfer of investments to Runoff pursuant to the reinsurance transaction discussed above, increased total return swap expense and Crum & Forster’s share of an impairment charge of an associate. The combination of higher net gains on investments (as set out in the table below) and the decreased loss on the repurchase of long term debt (described below), partially offset by lower interest and dividend income and the increased underwriting loss, produced pre-tax income before interest and other of $40.3 in 2012 compared to a pre-tax loss before interest and other of $18.9 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	161.2	(196.6)
Equity hedges	(177.5)	69.7
Bonds	169.9	195.5
Preferred stocks	(0.8)	(0.1)
CPI-linked derivatives	(18.3)	(39.0)
Credit default swaps	(8.0)	9.5
Other	(0.3)	1.5

Net gains on investments	126.2	40.5

Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $48.5 in 2012 compared to a decrease of $152.6 in 2011. Cash provided by operating activities of $116.7 in 2012 compared to cash used in operating activities of $15.4 in 2011 (excluding operating cash flow activity related to securities recorded as at FVTPL) with the year-over-year improvement primarily attributable to higher net premium collections, partially offset by lower net investment income received, higher net paid losses and higher operating expenses.

In 2012, Crum & Forster recorded a loss on repurchase of long term debt of $0.8 ($56.5 in 2011) following the redemption of the remaining $6.2 aggregate principal amount of its unsecured senior notes due 2017. During 2011, Fairfax contributed capital to Crum & Forster comprised of its investment in First Mercury ($294.3 in-kind), cash to fund the repayment of First Mercury’s short term debt ($31.3) and to fund the repurchase by Crum & Forster of $323.8 aggregate principal amount of its unsecured senior notes due 2017 ($359.3).

Crum & Forster’s net earnings for the year ended December 31, 2012 produced a return on average equity of 2.0% (0.2% loss on average equity for the year ended December 31, 2011). Crum & Forster’s cumulative net earnings since acquisition on August 13, 1998 have been $1,602.5, and its annual return on average equity since acquisition has been 10.7% (11.4% at December 31, 2011).

Zenith National

Zenith National reported an underwriting loss of $93.1 and a combined ratio of 115.6% in 2012 compared to an underwriting loss of $136.2 and a combined ratio 127.5% in 2011. Net premiums earned increased from $495.8 in 2011 to $597.0 in 2012 reflecting premium rate increases, strong renewal retention and the ability to write new business. The improvement in Zenith National’s combined ratio in 2012 reflected a 6.3 percentage point decrease in Zenith National’s expense ratio (excluding commissions) as a result of a 20.4% year-over-year increase in net premiums earned and the absence of any net adverse development of prior years’ loss reserves in 2012 which added 4.9 percentage point points ($24.5) to the combined ratio in 2011.

Interest and dividend income decreased from $48.1 in 2011 to $21.5 in 2012 reflecting the sale of higher-yielding long-term U.S. government bonds in the fourth quarter of 2011 and the second quarter of 2012 with reinvestment in lower-yielding short-term investments and equity securities. In addition, losses incurred in connection with a limited partnership investment and total return swap expense (acquired as an economic hedge of equity investments) further reduced investment income in 2012. The combination of the significant decrease in net gains on investments (as set out in the table below) and decreased interest and dividend income, partially offset by the lower underwriting loss year-over-year, produced a pre-tax loss before interest and other of $50.5 in 2012 compared to pre-tax income before interest and other of $89.5 in 2011.

	2012	2011
Common stocks, limited partnerships and equity derivatives (excluding equity hedges)	15.5	(35.4)
Equity hedges	(26.2)	9.7
Bonds	34.7	206.0
Preferred stocks	6.5	(2.8)
CPI-linked derivatives	(11.2)	(0.5)
Other	1.8	0.6

Net gains on investments	21.1	177.6

At December 31, 2012, Zenith National had cash and cash equivalents of $28.8 ($16.7 at December 31, 2011). Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $5.0 in 2011 to $36.7 in 2012 primarily as a result of increased premium collections, which more than offset the reduced investment income received. Zenith National received $24.0 from the commutation of a reinsurance agreement, recorded as cash provided by operating activities in 2011.

Set out below are the balance sheets for U.S. Insurance as at December 31, 2012 and 2011.

	2012				2011
	Crum & Forster	Zenith National(1)	Inter- company	Total	Crum & Forster	Zenith National(1)	Inter- company	Total
Assets
Holding company cash and investments	2.0	14.8	–	16.8	1.6	19.5	–	21.1
Insurance contract receivables	214.1	182.0	–	396.1	226.7	164.6	–	391.3
Portfolio investments	3,552.7	1,661.5	–	5,214.2	3,303.4	1,701.3	–	5,004.7
Deferred premium acquisition costs	94.5	6.9	–	101.4	93.2	4.1	–	97.3
Recoverable from reinsurers	1,454.1	176.4	–	1,630.5	1,430.2	197.9	–	1,628.1
Deferred income taxes	156.3	1.0	–	157.3	165.1	–	–	165.1
Goodwill and intangible assets	149.7	472.7	–	622.4	155.3	480.4	–	635.7
Due from affiliates	0.3	0.1		0.4	19.0	–		19.0
Other assets	140.0	69.0	–	209.0	116.1	73.3	–	189.4
Investments in Fairfax affiliates	126.5	–	(29.4)	97.1	133.9	–	(29.4)	104.5

Total assets	5,890.2	2,584.4	(29.4)	8,445.2	5,644.5	2,641.1	(29.4)	8,256.2

Liabilities
Accounts payable and accrued liabilities	194.4	58.8	–	253.2	234.3	55.7	–	290.0
Short sale and derivative obligations	18.4	9.6	–	28.0	4.3	2.1	–	6.4
Due to affiliates	42.3	–	–	42.3	26.8	–	–	26.8
Funds withheld payable to reinsurers	322.5	–	–	322.5	318.0	0.1	–	318.1
Provision for losses and loss adjustment expenses	3,290.6	1,292.3	–	4,582.9	3,079.2	1,222.2	–	4,301.4
Provision for unearned premiums	542.3	214.0	–	756.3	501.7	191.0	–	692.7
Deferred income taxes	–	–	–	–	–	26.1	–	26.1
Long term debt	41.4	38.1	–	79.5	47.0	38.0	–	85.0

Total liabilities	4,451.9	1,612.8	–	6,064.7	4,211.3	1,535.2	–	5,746.5

Total equity	1,438.3	971.6	(29.4)	2,380.5	1,433.2	1,105.9	(29.4)	2,509.7

Total liabilities and total equity	5,890.2	2,584.4	(29.4)	8,445.2	5,644.5	2,641.1	(29.4)	8,256.2

(1)

These balance sheets differ from those published by Zenith National, primarily due to differences between IFRS and US GAAP and acquisition accounting adjustments (principally goodwill and intangible assets) which arose on the acquisition of Zenith National in 2010. Excluding these acquisition accounting adjustments, Zenith National’s IFRS total equity was $578.0 at December 31, 2012 ($707.5 at December 31, 2011).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Significant changes to the balance sheet of U.S. Insurance at December 31, 2012 compared to December 31, 2011 primarily reflected growth in the year-over-year business volumes at Crum & Forster and Zenith National (described above) which increased the provisions for losses and loss adjustment expenses and unearned premiums in 2012. The increase in provision for losses and loss adjustment expenses at Crum & Forster also reflected net strengthening of prior years’ reserves (described above). Portfolio investments increased principally as a result of net appreciation of U.S. state and municipal bonds and common stocks and cash provided by operating activities, partially offset by net unrealized depreciation related to derivatives (principally short equity index total return swaps and CPI-linked derivatives) and dividends paid to Fairfax. In 2012, Zenith National recognized a net deferred income tax asset of $1.0 compared to a net deferred income tax liability of $26.1 in 2011, with the change principally related to increased operating loss carryovers recognized during 2012. Long term debt decreased in 2012 following the repurchase by Crum & Forster of $6.2 aggregate principal amount of its unsecured senior notes due 2017. Total equity of U.S. Insurance decreased by $129.2 in 2012 reflecting dividends paid to Fairfax and affiliates by Zenith National and Crum & Forster of $100.0 (2011 – $40.0) and $63.0 (2011 – $104.0) respectively, and the net loss of Zenith National of $35.2 (2011 – net earnings of $54.3), partially offset by the net earnings of Crum & Forster of $29.3 (2011 – net loss of $1.8). Crum & Forster’s total equity also reflected an increase of $37.6 in 2012 in connection with the redemption by OdysseyRe of a portion of its common stock which was owned by Crum & Forster and carried at cost of $7.4 as an investment in Fairfax affiliate on the balance sheet of U.S. Insurance. The difference between the cash redemption proceeds of $45.0 received from OdysseyRe and the carrying value was recognized as a direct increase to Crum & Forster’s total equity.

Crum & Forster’s investments in Fairfax affiliates as at December 31, 2012, consisted of:

Affiliate	% interest
TRG Holdings	1.4%
Advent	13.8%
OdysseyRe	8.5%
Zenith National	2.0%

Asian Insurance – Fairfax Asia

	2012	2011
Underwriting profit	30.1	34.4

Loss & LAE – accident year	78.8%	81.6%
Commissions	2.5%	2.3%
Underwriting expenses	12.8%	9.3%

Combined ratio – accident year	94.1%	93.2%
Net favourable development	(7.1)%	(10.0)%

Combined ratio – calendar year	87.0%	83.2%

Gross premiums written	515.2	451.7

Net premiums written	240.6	213.7

Net premiums earned	231.4	204.1

Underwriting profit	30.1	34.4
Interest and dividends	36.2	(13.7)

Operating income	66.3	20.7
Net gains (losses) on investments	0.3	(15.6)

Pre-tax income before interest and other	66.6	5.1

Net earnings (loss)	53.8	(6.9)

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Limited, Malaysian-based The Pacific Insurance Berhad, 40.5%-owned Bangkok-based Falcon Insurance Public Company Limited (“Falcon Thailand”) and 26%-owned Mumbai-based ICICI Lombard General Insurance Company Limited (“ICICI Lombard”), India’s largest (by market share) private general insurer (the remaining 74% interest is held by ICICI Bank, India’s second largest commercial bank). Falcon Thailand and ICICI Lombard are reported under the equity method of accounting.

On March 24, 2011, the company completed the acquisition of all of the outstanding common shares of Pacific Insurance and commenced consolidating the assets, liabilities and results of operations of Pacific Insurance since acquisition within the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia.

Underwriting results for Fairfax Asia in 2012 featured an underwriting profit of $30.1 and a combined ratio of 87.0% compared to an underwriting profit of $34.4 and a combined ratio of 83.2% in 2011. The combined ratios in 2012 for First Capital, Falcon and Pacific Insurance were 79.0%, 98.4% and 90.8% (2011 – 73.2%, 99.7% and 95.3%) respectively. The underwriting results in 2012, included 7.1 combined ratio points ($16.4) of net favourable development of prior years’ reserves (primarily at First Capital attributable to commercial automobile, marine hull and workers’ compensation loss reserves, partially offset by net adverse development on property loss reserves related to the Thailand floods) compared to 10.0 combined ratio points ($20.4) of net favourable development of prior years’ reserves in 2011 (primarily at First Capital attributable to commercial automobile, marine hull and workers’ compensation loss reserves). During 2012, gross premiums written, net premiums written and net premiums earned increased by 14.1%, 12.6% and 13.4% respectively, primarily as a result of increased writings of property and engineering lines of business at First Capital and the year-over-year impact of the consolidation of Pacific Insurance. Fairfax Asia’s expense ratio (excluding commissions) increased from 9.3% in 2011 to 12.8% in 2012 primarily due to increased compensation expense at First Capital consistent with its growth, partially offset by a 13.4% increase in net premiums earned in 2012.

Interest and dividend income increased from an expense of $13.7 in 2011 to income of $36.2 in 2012. Interest and dividend income in 2012 included Fairfax Asia’s share of the profit of ICICI Lombard of $12.9 compared to the share of the loss of ICICI Lombard of $36.1 in 2011. The profit of ICICI Lombard in 2011 was adversely affected by reserve strengthening related to its mandatory pro-rata participation in the Indian commercial vehicle insurance pool, partially offset by net mark-to-market gains on the ICICI Lombard investment portfolio. Fairfax Asia’s interest and dividend income, excluding its share of the profit and loss of associates, decreased modestly from $21.9 in 2011 to $21.2 in 2012 reflecting increases in total return swap expense and investment management and administration fees, partially offset by higher interest and dividends earned on a larger average investment portfolio as a result of the consolidation of Pacific Insurance.

The year-over-year improvement in the performance of investments (as set out in the table below) and increased interest and dividend income, partially offset by lower underwriting profit, produced pre-tax income before interest and other of $66.6 in 2012 compared to pre-tax income of $5.1 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	12.9	(16.2)
Equity hedges	(16.4)	8.3
Bonds	17.3	(12.9)
Preferred stocks	(2.5)	1.2
Foreign currency	(10.9)	3.8
Other	(0.1)	0.2

Net gains (losses) on investments	0.3	(15.6)

As at December 31, 2012, the company had invested a total of $107.9 to acquire and maintain its 26% interest in ICICI Lombard and carried this investment at $75.3 under the equity method of accounting (fair value of $223.9 as disclosed in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2012). The company’s investment in ICICI Lombard is included in portfolio investments in the Fairfax Asia balance sheet that follows.

During the twelve month period ended September 30, 2012, ICICI Lombard’s gross premiums written increased in Indian rupees by 17.9% over the comparable 2011 period, with a combined ratio of 108.2% (excluding the impact of reserve strengthening related to ICICI Lombard’s mandatory pro-rata participation in the Indian commercial vehicle insurance pool). The Indian property and casualty insurance industry experienced increasingly competitive market conditions in 2012 as recent new entrants continue to increase their market share. With a 9.8% market share, 4,377 employees and 309 offices across India, ICICI Lombard is India’s largest (by market share) private general insurer. Please see its website (www.icicilombard.com) for further details of its operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Fairfax Asia as at December 31, 2012 and 2011:

	2012	2011
Assets
Insurance contract receivables	101.4	84.7
Portfolio investments	972.8	809.2
Deferred premium acquisition costs	23.8	21.9
Recoverable from reinsurers	507.2	387.7
Goodwill and intangible assets	30.8	29.9
Due from affiliates	5.9	5.1
Other assets	34.8	32.9

Total assets	1,676.7	1,371.4

Liabilities
Accounts payable and accrued liabilities	191.8	193.8
Income taxes payable	8.6	10.8
Short sale and derivative obligations	3.9	4.8
Due to affiliates	0.8	0.4
Funds withheld payable to reinsurers	94.1	43.7
Provision for losses and loss adjustment expenses	610.4	470.3
Provision for unearned premiums	227.8	187.3
Deferred income taxes	9.0	1.9

Total liabilities	1,146.4	913.0

Total equity	530.3	458.4

Total liabilities and total equity	1,676.7	1,371.4

The Fairfax Asia balance sheet in 2012 reflected the currency translation effect of the appreciation of the Singapore dollar relative to the U.S. dollar (appreciation of 6.2% on a year-over-year basis). In addition to this currency translation effect, which caused year-over-year increases in portfolio investments, recoverable from reinsurers, provision for losses and loss adjustment expenses and reserve for unearned premiums, the following factors also impacted Fairfax Asia’s balance sheet in 2012: Insurance contracts receivable, provision for losses and loss adjustment expenses and provision for unearned premiums increased reflecting growth in year-over-year business volumes, principally at First Capital (described above). Funds withheld payable to reinsurers increased as a result of additional reinsurance purchased during the year by First Capital commensurate with its growth in business volumes. Total equity at Fairfax Asia increased by $71.9 in 2012 primarily reflecting net earnings of $53.8 and increased accumulated other comprehensive income (principally as a result of the currency translation effect described above, partially offset by unrealized foreign currency translation losses related to the appreciation of the U.S. dollar relative to the Indian Rupee at ICICI Lombard).

Reinsurance – OdysseyRe(1)

	2012	2011
Underwriting profit (loss)	266.6	(336.0)

Loss & LAE – accident year	67.7%	92.6%
Commissions	19.0%	17.4%
Underwriting expenses	8.4%	9.3%

Combined ratio – accident year	95.1%	119.3%
Net favourable development	(6.6)%	(2.6)%

Combined ratio – calendar year	88.5%	116.7%

Gross premiums written	2,773.2	2,420.7

Net premiums written	2,402.3	2,089.7

Net premiums earned	2,315.3	2,014.7

Underwriting profit (loss)	266.6	(336.0)
Interest and dividends	127.5	259.1

Operating income (loss)	394.1	(76.9)
Net gains on investments	267.2	142.0
Loss on repurchase of long term debt	–	(6.1)

Pre-tax income before interest and other	661.3	59.0

Net earnings	394.9	14.3

(1)

These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater Insurance in the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to TIG Group. Clearwater Insurance is an insurance company which has been in runoff since 1999.

The substantial reduction in catastrophe losses (as set out in the table below) and increased net favourable development of prior years’ reserves contributed to the significant improvement in the underwriting performance of OdysseyRe, producing an underwriting profit of $266.6 and a combined ratio of 88.5% in 2012 compared to an underwriting loss of $336.0 and a combined ratio of 116.7% in 2011. OdysseyRe’s combined ratios in 2012 benefited from 6.6 combined ratio points ($152.0) of net favourable development of prior years’ reserves, primarily related to net favourable emergence on prior years’ catastrophe loss reserves (principally the Japan earthquake and tsunami, Chilean earthquake, Thailand floods and Hurricane Irene) and casualty and property loss reserves in the U.S. and Europe. OdysseyRe’s combined ratio in 2011 included 2.6 combined ratio points ($51.4) of net favourable development of prior years’ reserves, principally related to net favourable emergence on prior years’ catastrophe, healthcare and financial products loss reserves.

OdysseyRe’s commission expense ratio increased from 17.4% in 2011 to 19.0% in 2012 primarily as a result of a new property quota share reinsurance contract that carried a higher commission rate and decreased reinstatement premiums earned during 2012 (which do not attract commissions). OdysseyRe’s expense ratio (excluding commissions) decreased from 9.3% in 2011 to 8.4% in 2012 primarily as a result of a 14.9% year-over-year increase in net premiums earned, partially offset by higher personnel costs and infrastructure-related expenses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Current period catastrophe losses (net of reinstatement premiums) reflected in the underwriting results of OdysseyRe in the years ended December 31, 2012 and 2011 respectively, were comprised as follows:

	2012			2011
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Sandy	175.0	7.7		–	–
Hurricane Isaac	10.0	0.4		–	–
Italy earthquake	10.3	0.4		–	–
Japan earthquake and tsunami	–	–		381.1	18.9
Thailand floods	–	–		150.0	7.4
New Zealand (Christchurch) earthquake	–	–		28.1	1.4
U.S. tornadoes	–	–		26.3	1.3
Hurricane Irene	–	–		17.9	0.9
Other	87.9	3.9		131.4	6.8

	283.2	12.4	points	734.8	36.7	points

(1)	Net of reinstatement premiums.

Gross premiums written in 2012 increased by 14.6% from $2,420.7 in 2011 to $2,773.2 in 2012 primarily as a result of two new quota share reinsurance contracts, growth in U.S. crop and umbrella lines of business and increased writings by Hudson Insurance of U.S. property business formerly underwritten by Northbridge prior to May 1, 2012 (this renewal rights transfer is described in the Northbridge section of this MD&A), partially offset by planned decreases in writings of U.S. healthcare and casualty lines of business and lower reinstatement premiums received on a year-over-year basis. The two new quota share reinsurance contracts relate to property risks in Florida and multiline risks in Brazil and contributed $308.9 to gross premiums written in 2012. Net premiums written increased by 15.0% from $2,089.7 in 2011 to $2,402.3 in 2012, consistent with the growth in gross premiums written. Net premiums earned in 2012 included an adjustment of $49.5 to reflect the earning into income of certain U.S. Insurance lines of business to the end of the period (previously, these lines of business were earned into income on a two month lag). The effect of this adjustment on underwriting profit was not significant. Excluding this adjustment, net premiums earned in 2012 increased by 12.5%, reflecting the growth in net premiums earned on the Florida quota share reinsurance contract of $136.9, growth in the crop line of business of $21.0 and increased writings of property catastrophe reinsurance.

Interest and dividend income decreased from $259.1 in 2011 to $127.5 in 2012 primarily reflecting lower investment income earned as a result of sales in late 2011 and early 2012 of higher yielding government and corporate bonds, where the proceeds were reinvested into lower yielding cash and short term investments and common stocks, increased total return swap expense and OdysseyRe’s share of an impairment charge recorded by an associate. In 2011, OdysseyRe recorded a loss on repurchase of long term debt of $6.1 following the repurchase of $42.1 aggregate principal amount of its unsecured senior notes due 2013.

The substantial year-over-year improvement in underwriting profitability, the significant increase in net gains on investments (as set out in the table below) and the absence of loss on repurchase of long term debt in 2012, partially offset by lower interest and dividend income, produced pre-tax income before interest and other of $661.3 in 2012 compared to pre-tax income before interest and other of $59.0 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	306.5	(251.1)
Equity hedges	(298.1)	151.2
Bonds	362.4	416.7
Preferred stocks	(9.5)	(0.6)
CPI-linked derivatives	(56.9)	(120.0)
Foreign currency	(31.5)	(52.7)
Other	(5.7)	(1.5)

Net gains on investments	267.2	142.0

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, increased by $202.9 in 2012 compared to a decrease of $559.1 in 2011. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased to $263.8 in 2012 from $163.8 in 2011 primarily as a result of increased net premiums collected and lower net catastrophe losses paid, partially offset by lower investment income received.

Set out below are the balance sheets for OdysseyRe as at December 31, 2012 and 2011:

	2012(1)	2011(1)
Assets
Holding company cash and investments	310.1	167.0
Insurance contract receivables	741.6	701.1
Portfolio investments	8,569.8	8,099.8
Deferred premium acquisition costs	201.6	159.5
Recoverable from reinsurers	984.9	969.1
Deferred income taxes	93.5	230.1
Goodwill and intangible assets	164.4	158.2
Due from affiliates	2.0	6.5
Other assets	131.3	108.9
Investments in Fairfax affiliates	181.4	181.4

Total assets	11,380.6	10,781.6

Liabilities
Accounts payable and accrued liabilities	526.3	471.7
Income taxes payable	25.9	3.2
Short sale and derivative obligations	88.2	81.9
Due to affiliates	16.8	0.7
Funds withheld payable to reinsurers	5.8	29.0
Provision for losses and loss adjustment expenses	5,656.3	5,557.2
Provision for unearned premiums	834.4	739.5
Long term debt	446.0	444.8

Total liabilities	7,599.7	7,328.0

Total equity	3,780.9	3,453.6

Total liabilities and total equity	11,380.6	10,781.6

(1)

These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and US GAAP and purchase accounting adjustments (principally goodwill and intangible assets) which arose on the privatization of OdysseyRe. Excluding these purchase accounting adjustments, OdysseyRe’s IFRS total equity was $3,673.1 at December 31, 2012 ($3,344.6 at December 31, 2011).

The OdysseyRe balance sheet at December 31, 2012 reflected the currency translation effect of the appreciation of the principal currencies in which OdysseyRe’s divisions conduct significant business (the euro, the Canadian dollar and the British pound sterling) relative to the U.S. dollar. In addition to this currency translation effect, which caused year-over-year increases in insurance contracts receivable, portfolio investments, recoverable from reinsurers, provision for losses and loss adjustment expenses and reserve for unearned premiums, the following factors also impacted OdysseyRe’s balance sheet in 2012: Portfolio investments increased principally as a result of net appreciation of U.S. state and municipal bonds and common stocks and cash provided by operating activities, partially offset by net unrealized depreciation related to derivatives (principally short equity index total return swaps and CPI-linked derivatives) and dividends remitted by OdysseyRe’s operating companies. Deferred premium acquisition costs and the provision for unearned premiums increased primarily as a result of the two new quota share reinsurance contracts (described above). Deferred income taxes decreased primarily as a result of increased net unrealized gains on investments. The increase in accounts payable and accrued liabilities primarily related to OdysseyRe’s obligation to reimburse the government agency responsible for managing crop insurance

FAIRFAX FINANCIAL HOLDINGS LIMITED

in the U.S. for losses paid on behalf of OdysseyRe associated with its growing crop insurance line of business. Provision for losses and loss adjustment expenses increased as a result of the loss reserves related to the current accident year (including Hurricane Sandy), partially offset by settlements of prior years’ claims (largely related to catastrophe claims) and net favourable development of prior years’ reserves (described above). Total equity at OdysseyRe increased $327.3 in 2012 primarily as a result of net earnings of $394.9, partially offset by a decrease of $45.0 following the redemption of a portion of OdysseyRe’s common stock (which was owned by a subsidiary of Crum & Forster).

OdysseyRe’s investments in Fairfax affiliates as at December 31, 2012, consisted of:

Affiliate	% interest
Fairfax Asia	17.4%
Advent	17.0%
Zenith National	6.2%

Insurance and Reinsurance – Other

	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	11.2	(3.1)	(14.0)	(15.9)	–	(21.8)

Loss & LAE – accident year	68.2%	76.7%	77.4%	86.4%	–	74.0%
Commissions	23.0%	23.3%	12.2%	2.0%	–	19.8%
Underwriting expenses	1.4%	15.2%	5.1%	56.8%	–	10.6%

Combined ratio – accident year	92.6%	115.2%	94.7%	145.2%	–	104.4%
Net adverse (favourable) development	2.1%	(13.5)%	20.6%	2.2%	–	(0.1)%

Combined ratio – calendar year	94.7%	101.7%	115.3%	147.4%	–	104.3%

Gross premiums written	210.6	250.4	115.5	113.8	(38.7)	651.6

Net premiums written	206.6	187.3	95.0	41.7	–	530.6

Net premiums earned	207.6	181.8	91.3	33.6	–	514.3

Underwriting profit (loss)	11.2	(3.1)	(14.0)	(15.9)	–	(21.8)
Interest and dividends	21.6	10.2	7.2	(1.4)	–	37.6

Operating income (loss)	32.8	7.1	(6.8)	(17.3)	–	15.8
Net gains on investments	197.5	18.7	10.3	9.1	–	235.6

Pre-tax income (loss) before interest and other	230.3	25.8	3.5	(8.2)	–	251.4

Net earnings (loss)	236.9	0.1	2.6	(8.2)	–	231.4

	2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting loss	(88.2)	(100.7)	(7.3)	(10.5)	–	(206.7)

Loss & LAE – accident year	118.7%	131.3%	73.3%	82.8%	–	115.2%
Commissions	23.2%	23.4%	19.2%	(7.9)%	–	21.9%
Underwriting expenses	1.6%	19.0%	7.9%	120.1%	–	11.7%

Combined ratio – accident year	143.5%	173.7%	100.4%	195.0%	–	148.8%
Net adverse (favourable) development	(3.7)%	(20.5)%	8.4%	2.6%	–	(7.9)%

Combined ratio – calendar year	139.8%	153.2%	108.8%	197.6%	–	140.9%

Gross premiums written	184.5	326.1	105.2	102.8	(72.3)	646.3

Net premiums written	180.7	193.9	87.7	22.3	–	484.6

Net premiums earned	221.7	189.3	83.1	10.8	–	504.9

Underwriting loss	(88.2)	(100.7)	(7.3)	(10.5)	–	(206.7)
Interest and dividends	23.4	18.1	4.0	1.9	–	47.4

Operating loss	(64.8)	(82.6)	(3.3)	(8.6)	–	(159.3)
Net gains (losses) on investments	(45.9)	55.8	9.3	2.9	–	22.1

Pre-tax income (loss) before interest and other	(110.7)	(26.8)	6.0	(5.7)	–	(137.2)

Net earnings (loss)	(111.6)	(31.0)	4.6	(7.2)	–	(145.2)

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. This transaction has not been reflected in the table above for the reason set out in the Runoff section of this MD&A. Had that reinsurance-to-close transaction been reflected in the table above, net premiums written and net premiums earned would have decreased by $62.2 and ceded losses on claims would have increased by $62.2 with the result that Advent’s underwriting profit would be unchanged in 2012. The transfer of the net insurance liabilities of Syndicate 3330 to Runoff is consistent with the company’s strategy of gradually consolidating all of its runoff operations under the supervision of RiverStone management.

The underwriting loss produced by Insurance and Reinsurance – Other in 2012 of $21.8 (combined ratio of 104.3%) decreased significantly from the underwriting loss of $206.7 (combined ratio of 140.9%) in 2011 as a result of lower current period catastrophe losses, partially offset by the decrease in net favourable development of prior years’ reserves. The combined ratio in 2012 included 11.5 combined ratio points ($58.9) of current period catastrophe losses (net of reinstatement premiums), principally related to Hurricane Sandy (7.9 combined ratio points ($40.7)). The combined ratio in 2011 included 49.1 combined ratio points ($247.7) of current period catastrophe losses (net of reinstatement premiums) primarily related to the Japan earthquake and tsunami (16.9 combined ratio points ($87.1)), Thailand floods (10.0 combined ratio points ($51.5)), New Zealand (Christchurch) earthquake (6.9 combined ratio points ($34.5)) and the U.S. tornadoes (5.7 combined ratio points ($32.5)).

The underwriting results in 2012 included 0.1 of a combined ratio point ($0.6) of net favourable development of prior years’ reserves (principally comprised of net favourable development on discontinued commercial property binder and open market property insurance loss reserves at Advent, partially offset by net adverse development on commercial automobile loss reserves at Polish Re) compared to 7.9 combined ratio points ($39.7) of net favourable development of prior years’ reserves in 2011 (principally comprised of net favourable development across most lines of business at Advent and reserve releases across a number of cedants at Group Re, partially offset by net adverse development on commercial automobile loss reserves at Polish Re).

Gross premiums written increased by 0.8% from $646.3 in 2011 to $651.6 in 2012. Excluding the unearned premium portfolio transfer which suppressed gross premiums written (and net premiums written) by Group Re in 2011 by $42.3 (described in the Northbridge section of this MD&A), gross premiums written deceased by 5.4% from $688.6 in 2011 to $651.6 in 2012, primarily reflecting the non-renewal of certain classes of business where terms and conditions were considered inadequate (Advent), lower reinstatement premiums received year-over-

FAIRFAX FINANCIAL HOLDINGS LIMITED

year as a result of reduced catastrophe losses in 2012 (Advent) and the unfavourable effect of foreign currency translation (Fairfax Brasil), partially offset by growth across most lines of business (Fairfax Brasil) and growth in third party catastrophe reinsurance and retrocessional business reflecting improving terms and conditions (Group Re).

Excluding the impact of the unearned premium portfolio transfer, net premiums written increased by 0.7% from $526.9 in 2011 to $530.6 in 2012 reflecting many of the same factors which affected gross premiums written and also included a reduction in third party excess of loss reinsurance purchased (Advent), decreased usage of reinsurance (Fairfax Brasil) and lower reinstatement premiums paid year-over-year as a result of reduced catastrophe losses in 2012 (Advent). Net premiums earned increased by 1.9% in 2012, consistent with the increase in net premiums written.

Interest and dividend income decreased from $47.4 in 2011 to $37.6 in 2012 principally reflecting decreased holdings on a year-over-year basis of higher yielding government bonds where the proceeds from sales were reinvested into lower yielding cash and short term investments, higher investment management and administration fees and increased total return swap expense, partially offset by Group Re’s share of the profit of an associate. Gain on disposition of associate in the table below reflects the net gain of $167.0 on the sale of the company’s investment in Cunningham Lindsey.

The significant increase in net gains on investments (as set out in the table below) and the improvement in underwriting profitability, partially offset by lower interest and dividend income, produced pre-tax income before interest and other of $251.4 in 2012 compared to a pre-tax loss before interest and other of $137.2 in 2011.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	37.3	(60.7)
Equity hedges	(21.9)	1.9
Bonds	61.4	79.9
Preferred stocks	1.3	(0.8)
CPI-linked derivatives	(3.8)	(9.8)
Gain on disposition of associate	167.0	7.0
Other	(5.7)	4.6

Net gains on investments	235.6	22.1

Set out below are the balance sheets for Insurance and Reinsurance – Other as at December 31, 2012 and 2011.

	2012						2011
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Assets
Insurance contract receivables	32.7	86.2	28.6	56.8	(27.1)	177.2	39.9	118.4	14.9	57.4	(38.8)	191.8
Portfolio investments	1,025.2	576.8	181.1	87.6	–	1,870.7	828.7	584.2	134.2	62.5	–	1,609.6
Deferred premium acquisition costs	18.0	14.0	6.6	9.2	(1.3)	46.5	16.9	12.2	6.4	7.1	(1.6)	41.0
Recoverable from reinsurers	1.4	152.9	28.1	122.4	(101.2)	203.6	0.2	247.7	20.1	77.9	(121.5)	224.4
Deferred income taxes	–	20.4	–	–	–	20.4	–	28.6	–	–	–	28.6
Goodwill and intangible assets	–	4.3	14.0	0.2	–	18.5	–	4.3	12.1	0.3	–	16.7
Due from affiliates	7.7	–	–	–	–	7.7	10.6	11.0	–	–	–	21.6
Other assets	17.9	12.4	8.2	16.7	–	55.2	8.7	12.6	7.1	1.1	–	29.5
Investments in fairfax affiliates	66.4	–	–	–	(38.0)	28.4	71.1	–	–	–	(37.1)	34.0

Total assets	1,169.3	867.0	266.6	292.9	(167.6)	2,428.2	976.1	1,019.0	194.8	206.3	(199.0)	2,197.2

Liabilities
Accounts payable and accrued liabilities	0.8	34.0	4.2	72.8	(0.9)	110.9	0.8	44.2	2.7	70.4	1.5	119.6
Income taxes payable	–	–	–	0.1	–	0.1	–	–	–	0.1	–	0.1
Short sale and derivative obligations	5.2	2.2	–	–	–	7.4	–	2.0	–	–	–	2.0
Due to affiliates	3.7	1.7	–	–	–	5.4	–	0.1	0.6	2.7	–	3.4
Funds withheld payable to reinsurers	–	20.7	7.9	0.4	(28.5)	0.5	–	34.2	2.2	–	(36.3)	0.1
Provision for losses and loss adjustment expenses	556.5	493.7	136.0	93.6	(89.1)	1,190.7	567.5	634.3	90.4	32.1	(109.8)	1,214.5
Provision for unearned premiums	70.4	70.2	33.1	83.0	(11.1)	245.6	70.3	69.6	25.0	68.6	(17.3)	216.2
Deferred income taxes	–	–	1.4	–	–	1.4	–	–	0.6	–	–	0.6
Long term debt	–	92.8	–	–	–	92.8	–	92.6	–	–	–	92.6

Total liabilities	636.6	715.3	182.6	249.9	(129.6)	1,654.8	638.6	877.0	121.5	173.9	(161.9)	1,649.1

Total equity	532.7	151.7	84.0	43.0	(38.0)	773.4	337.5	142.0	73.3	32.4	(37.1)	548.1

Total liabilities and total equity	1,169.3	867.0	266.6	292.9	(167.6)	2,428.2	976.1	1,019.0	194.8	206.3	(199.0)	2,197.2

Significant changes to the balance sheet of Insurance and Reinsurance – Other at December 31, 2012 compared to December 31, 2011 primarily reflected lower catastrophe losses at Advent which decreased recoverable from reinsurers and provision for losses and loss adjustment expenses, partially offset by the continued expansion of Fairfax Brasil which increased portfolio investments, recoverable from reinsurers, provision for losses and loss adjustment expenses and unearned premiums. The following factors also impacted the Insurance and Reinsurance – Other balance sheet in 2012: Portfolio investments increased principally as a result of the realized gain on the sale of the company’s investment in Cunningham Lindsey, net appreciation of U.S. state and municipal bonds, other government bonds and common stocks and capital contributions received from Fairfax, partially offset by net unrealized depreciation principally related to short equity index total return swaps and dividends paid to Fairfax. Total equity of the Insurance and Reinsurance – Other segment increased $225.3 in 2012 primarily as a result of net earnings of $231.4 and capital contributions from Fairfax of $177.3 to support capital adequacy and fund growth, partially offset by $197.1 of dividends paid to Fairfax.

Insurance and Reinsurance – Other’s investments in Fairfax affiliates as at December 31, 2012, consisted of:

Affiliate	% interest
Ridley	26.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

The Runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (“TRG”), which was comprised of the runoff management expertise and experienced personnel of TRG and TRG’s wholly-owned insurance subsidiary in runoff, International Insurance Company (“IIC”). The Runoff segment currently consists of two groups: the U.S. Runoff group, consisting of TIG Insurance Company (the company resulting from the December 2002 merger of TIG Insurance Company and IIC), the Fairmont legal entities placed in runoff on January 1, 2006, General Fidelity since August 17, 2010, Clearwater Insurance since January 1, 2011 and Valiant Insurance since July 1, 2011, and the European Runoff group, consisting of RiverStone Insurance (UK), Syndicate 3500, RiverStone Insurance (since October 12, 2012) and nSpire Re (prior to its voluntary liquidation which was substantially complete as at December 31, 2012). Both groups are managed by the dedicated RiverStone runoff management operation which has 287 employees in the U.S. and the U.K.

On December 21, 2012, RiverStone (UK) agreed to reinsure the runoff portfolio of the Eagle Star group of companies currently owned by the Zurich group and comprised primarily of London market and U.S. casualty business related to accident years 1990 and prior (the “Eagle Star reinsurance transaction”). In 2013, the company expects to complete a Part VII transfer of this business pursuant to the Financial Services and Markets Act 2000 of the United Kingdom which will formally transfer these net loss reserves to RiverStone (UK) by way of a court sanctioned novation. RiverStone (UK) received a premium of $183.5 ($149.3 in cash with the balance receivable prior to the completion of the Part VII transfer) as consideration for the assumption of $130.9 of net loss reserves and recognized a gain of $52.6 in operating income. The value of the net loss reserves assumed reflected the best estimate of RiverStone (UK) based on its in-depth review which formed part of its due diligence.

On October 12, 2012, the company’s UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited (“RiverStone Insurance”) on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). The purchase consideration for this acquisition was primarily financed internally by the company’s runoff subsidiaries. At the date of acquisition, the fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of RiverStone Insurance were $1,308.2, $1,833.7 and $883.4 respectively. The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company’s financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. In 2012, the Runoff reporting segment included the impact of the policies in-force at RiverStone Insurance on the date of acquisition which will runoff under the supervision of RiverStone (UK) which increased net premiums earned, losses on claims and operating expenses by $30.1, $18.1 and $10.5 respectively (a net increase of $1.5 to Runoff’s operating income in 2012).

As a result of the progress made by European Runoff in managing and reducing the claims reserves of RiverStone (UK), a plan was implemented in early 2012 to wind up the operations of nSpire Re (the “voluntary liquidation”). Accordingly, all of the reinsurance contracts between nSpire Re and RiverStone (UK) were commuted (with no impact on the Runoff segment or the company’s consolidated financial reporting) and the remaining reinsurance contracts between nSpire Re and other Fairfax affiliates were novated to Group Re (Wentworth Insurance). As part the novation, Group Re received cash and investments of $17.7 as consideration for the assumption of net loss reserves of $17.7. The company’s consolidated financial reporting was unaffected by the novation, however, in its segmented financial reporting, the company recorded this transaction as a loss portfolio transfer where the assets acquired and liabilities assumed by Group Re were recognized as direct increases to the assets and liabilities of the Group Re segment balance sheet. The statements of earnings of the Group Re and Runoff segments were unaffected by these novations.

Effective January 1, 2012, the company’s runoff Syndicate 3500 (managed by RiverStone Managing Agency Limited (UK)) accepted the reinsurance-to-close of all of the net insurance liabilities of Advent’s runoff Syndicate 3330. Accordingly, Syndicate 3500 received cash and investments and other net assets of $62.2 as consideration for the assumption of net loss reserves of $62.2. The company’s management does not consider the initial effects of this reinsurance-to-close transaction between affiliates in its assessment of the performance of Advent and Runoff and as a result, the tables in this MD&A which set out the operating results of Advent and Runoff do not give effect to this transaction. Had this reinsurance-to-close transaction been reflected in the operating results of the Runoff segment, gross premiums written, net premiums written and net premiums earned would have increased by $62.2 and losses on claims would have increased by $62.2 with Runoff’s operating income remaining unchanged in 2012.

Effective January 1, 2012, all of the net insurance liabilities of Syndicate 535 and Syndicate 1204 were novated to Syndicate 3500 resulting in the receipt by Syndicate 3500 of $14.6 of cash and investments and other net assets as consideration for the assumption of net loss reserves of $14.6. Syndicate 535 and Syndicate 1204 are Lloyd’s syndicates that were unrelated to Fairfax and its affiliates prior to this transaction. In its consolidated financial reporting, the company recorded this transaction as a loss portfolio transfer with the assets acquired and liabilities assumed recognized as direct increases to the assets and liabilities of the Runoff segment balance sheet (and the consolidated balance sheet). The statement of earnings of the Runoff segment (and the consolidated statement of earnings) was unaffected by this transaction.

On December 31, 2011, Crum & Forster reinsured 100% of its net latent exposures through the cession to Runoff (Clearwater Insurance) of substantially all of its liabilities for asbestos, environmental and other latent claims arising from policies with effective dates on or prior to December 31, 1998, exclusive of workers’ compensation and surety related liabilities. Pursuant to this transaction, Crum & Forster transferred net insurance liabilities of $334.5 to Runoff and Runoff received $334.5 of cash and investments as consideration from Crum & Forster for assuming those liabilities. The company accounted for this transaction in its consolidated financial reporting in the same manner as the reinsurance-to-close of the net insurance liabilities of Advent’s runoff Syndicate 3330.

On July 1, 2011, the company reclassified the assets, liabilities and results of operations of Valiant Insurance, a wholly-owned subsidiary of First Mercury, from the U.S. Insurance reporting segment to the Runoff reporting segment following the transfer of ownership of Valiant Insurance from Crum & Forster to the TIG Group. Periods prior to July 1, 2011, have not been restated as the impact was not significant.

On January 1, 2011, the company reclassified the assets, liabilities and results of operations of Clearwater Insurance from the Reinsurance – OdysseyRe reporting segment to the Runoff reporting segment following the transfer of ownership of Clearwater Insurance from OdysseyRe to the TIG Group. Clearwater Insurance is an insurance company which has been in runoff since 1999.

On January 1, 2011, Syndicate 3500 accepted the reinsurance-to-close of all of the net insurance liabilities of Syndicate 376. Syndicate 3500 received a premium of $119.6 comprised of cash and investments and other assets as consideration for the assumption of net loss reserves of $119.6 (reported as losses on claims). Prior to January 1, 2011, Syndicate 376 was unrelated to Fairfax and its affiliates.

Set out below is a summary of the operating results of Runoff for the years ended December 31, 2012 and 2011.

	2012	2011
Gross premiums written	221.2	122.0

Net premiums written	199.1	120.3

Net premiums earned	220.1	126.4
Losses on claims	(181.4)	(178.0)
Operating expenses	(95.1)	(85.9)
Interest and dividends	65.1	109.9

Operating income (loss)	8.7	(27.6)
Net gains on investments	215.8	388.1
Loss on repurchase of long term debt	(39.8)	–

	184.7	360.5
Excess of fair value of net assets acquired over purchase price	6.8	–

Pre-tax income before interest and other	191.5	360.5

The Runoff segment pre-tax income before interest and other decreased from $360.5 in 2011 to $191.5 in 2012 primarily as a result of lower net gains on investments (as set out in the table below) and the loss on repurchase of long term debt (described below), partially offset by the year-over-year improvement in operating profitability (operating income of $8.7 in 2012 compared to an operating loss of $27.6 in 2011) and the $6.8 excess of fair value of net assets acquired over purchase price related to the acquisition of RiverStone Insurance. Excluding the impact of the Eagle Star reinsurance transaction and the runoff of the insurance policies of RiverStone Insurance (each described above), the Runoff segment would have reported an operating loss of $45.4 in 2012 compared to an operating loss of $27.6 in 2011, with the year-over-year decrease in profitability primarily due to lower interest and dividends and decreased net premiums earned, partially offset by decreased losses on claims and operating expenses.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In order to better compare the net premiums earned, losses on claims and operating expenses of Runoff’s underlying business, the discussion that follows excludes from 2012 the impact of the Eagle Star reinsurance transaction and the runoff of the insurance policies of RiverStone Insurance and excludes from 2011 the initial impact of the reinsurance-to-close of Syndicate 376.

Losses on claims of $32.4 in 2012 principally reflected net strengthening of prior years’ loss reserves in U.S. Runoff, primarily at TIG ($96.1 principally related to workers’ compensation and asbestos loss reserves) and Clearwater Insurance ($88.8 principally related to asbestos and environmental loss reserves and other latent claims assumed from Crum & Forster and asbestos loss reserves in its legacy portfolio), partially offset by net favourable emergence at General Fidelity ($70.4 principally related to construction defect and marine loss reserves) and at European Runoff ($81.1 primarily related to net favourable emergence across all lines of business). Losses on claims of $58.4 in 2011 primarily reflected net adverse development of prior years’ loss reserves of $126.2 in U.S. Runoff (principally related to workers’ compensation and asbestos loss reserves), partially offset by net favourable development of $67.8 of prior years’ loss reserves in European Runoff (primarily related to net favourable emergence of $59.0 across all lines of business and an $8.8 decrease in the provision for uncollectible reinsurance). The decrease in operating expenses ($84.6 in 2012 compared to $85.9 in 2011) primarily reflected the release of a provision following the resolution in favour of the company of a dispute with a European taxation authority related to value added taxes and lower operating expenses at nSpire Re as a result of its voluntary liquidation, partially offset by incremental operating costs related to certain of the acquisition and reinsurance transactions undertaken by Runoff during 2011 and 2012.

Interest and dividend income decreased from $109.9 in 2011 to $65.1 in 2012 primarily reflecting Runoff’s increased share of losses of associates, increased total return swap expense and lower investment income earned in 2012 as a result of sales during 2011 of higher yielding bonds (primarily U.S. treasury bonds) where the proceeds were reinvested into lower yielding cash and short term investments and common stocks, partially offset by increased interest and dividends earned on a higher average investment portfolio on a year-over-year basis as a result of the acquisition and reinsurance transactions undertaken by Runoff during 2011 and 2012.

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	165.1	(3.6)
Equity hedges	(88.5)	12.9
Bonds	158.6	393.8
Preferred stocks	(5.9)	0.3
Gain on disposition of associate	3.6	–
Other	(17.1)	(15.3)

Net gains on investments	215.8	388.1

Runoff cash flow may be volatile as to timing and amounts, with potential variability arising principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims.

Set out below are the balance sheets for Runoff as at December 31, 2012 and 2011.

	2012	2011
Assets
Insurance contract receivables	244.9	62.2
Portfolio investments	4,938.3	4,299.3
Recoverable from reinsurers	2,154.9	1,271.8
Deferred income taxes	6.8	16.9
Goodwill and intangible assets	5.3	0.2
Due from affiliates	297.9	80.8
Other assets	68.1	68.6
Investments in Fairfax affiliates	284.3	286.8

Total assets	8,000.5	6,086.6

Liabilities
Accounts payable and accrued liabilities	296.4	145.3
Income taxes payable	31.3	3.3
Short sale and derivative obligations	27.6	1.3
Due to affiliates	15.3	4.3
Funds withheld payable to reinsurers	23.7	24.0
Provision for losses and loss adjustment expenses	5,757.5	4,051.3
Provision for unearned premiums	74.8	25.6
Long term debt	–	152.7

Total liabilities	6,226.6	4,407.8

Total equity	1,773.9	1,678.8

Total liabilities and total equity	8,000.5	6,086.6

The balance sheet for the Runoff segment represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. Historically, the European Runoff balance sheet excluded the capital of nSpire Re related to the acquisition financing of the U.S. insurance and reinsurance companies (approximately $0.9 billion at December 31, 2011). Subsequent to the voluntary liquidation of nSpire Re, the majority of this capital was repatriated to Fairfax except for $171.1 which has been permanently invested in Runoff. Significant changes to the 2012 balance sheet of the Runoff segment compared to 2011 primarily reflected the impact of the acquisition of RiverStone Insurance which increased portfolio investments, recoverable from reinsurers, accounts payable and accrued liabilities and provision for losses and loss adjustment expenses by $1,236.3, $891.5, $155.6 and $1,726.5 respectively, at December 31, 2012. Prior to giving effect to the acquisition of RiverStone Insurance, portfolio investments decreased by $597.3 in 2012 primarily as a result of cash used in operating activities, cash used to acquire RiverStone Insurance, the repayment of the TIG Note, unrealized depreciation related to short equity index total return swaps and dividends paid to Fairfax, partially offset by net appreciation of bonds (principally bonds issued by U.S. states and municipalities and corporate and other bonds) and common stocks. At December 31, 2012, Runoff’s portfolio investments of $4,938.3 included $971.4 and $257.9 of investments pledged by U.S. Runoff and European Runoff respectively, to support insurance and reinsurance obligations in the ordinary course of carrying on their business. Prior to giving effect to the acquisition of RiverStone Insurance, recoverable from reinsurers decreased by $8.4 in 2012 primarily as a result of the continued progress by Runoff in collecting and commuting its remaining reinsurance recoverable balances. At December 31, 2012, recoverable from reinsurers included recoverables related to asbestos and pollution claims of $519.2 primarily at TIG and Clearwater Insurance. Amounts due from affiliates (principally amounts due from Fairfax) increased primarily as a result of funds advanced to Fairfax of $74.9 and changes arising out of the voluntary liquidation of nSpire Re. Prior to giving effect to the acquisition of RiverStone Insurance, the provision for loss and loss adjustment expenses decreased by $20.3 in 2012 reflecting the continued progress by Runoff in settling its remaining claims, partially offset by an increase of $130.9 related to the loss reserves assumed in respect of the Eagle Star reinsurance transaction. On October 19, 2012, TIG Insurance repaid for $200.0 of cash the

FAIRFAX FINANCIAL HOLDINGS LIMITED

$160.2 carrying value of a loan note issued by TIG Insurance in connection with its acquisition of General Fidelity in August 2010 and recognized a charge of $39.8 in other expense. Total equity of the Runoff segment increased by $95.1 in 2012 primarily as a result of the capital permanently invested in Runoff following the voluntary liquidation of nSpire Re ($171.1) and net earnings, partially offset by $303.8 of dividends paid to Fairfax.

Runoff’s investments in Fairfax affiliates as at December 31, 2012, consist of:

Affiliate	% interest
OdysseyRe	21.2%
Advent	15.0%
TRG Holdings	21.0%

Other(1)

	2012	2011
Revenue(2)	868.1	649.8
Expenses	(828.9)	(636.5)

Pre-tax income before interest and other	39.2	13.3
Interest expense	(2.2)	(0.7)

Pre-tax income	37.0	12.6

(1)

These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India.

(2)	Revenue includes the interest and dividend income and net gains on investments of the Other reporting segment.

The Other reporting segment is comprised of the results of operations of Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India. Ridley is one of North America’s leading animal nutrition companies and operates in the U.S. and Canada. William Ashley (a prestige retailer of exclusive tableware and gifts in Canada), Sporting Life (a Canadian retailer of sporting goods and sports apparel), Prime Restaurants (franchises, owns and operates a network of casual dining restaurants and pubs in Canada) and Thomas Cook India (an integrated travel and travel related financial services company in India) were included in the Other reporting segment since their respective acquisition dates of August 16, 2011, December 22, 2011, January 10, 2012 and August 14, 2012 pursuant to the transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012.

On November 28, 2012, Ridley acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products) for $5.7. On November 30, 2012, Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). The net assets contributed by Ridley were valued at $25.4 for which Ridley received a 30% interest in Masterfeeds LP.

Ridley’s revenue and expenses fluctuate with changes in raw material prices. Ridley’s revenue increased from $635.0 in 2011 to $670.8 in 2012 primarily as a result of higher raw material prices. The remaining revenue and expenses included in the Other reporting segment were comprised of the revenue and expenses of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India.

Interest and Dividends

Information related to consolidated interest and dividend income is provided in the Investments section in this MD&A.

Net Gains on Investments

Information related to consolidated net gains on investments is provided in the Investments section in this MD&A.

Interest Expense

Consolidated interest expense decreased from $214.0 in 2011 to $208.2 in 2012 reflecting lower interest expense following the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes due April 26, 2012 and the early repayment of $200.0 principal amount of the TIG Note in connection with TIG’s acquisition of General Fidelity in August 2010, partially offset by interest expense incurred following the issuance on October 15, 2012 of Cdn$200.0 principal amount of Fairfax unsecured senior notes due 2022. Lower interest expense in 2012 also reflected the repurchases during 2011 of $298.2, $323.8 and $35.9 principal amounts of Fairfax, Crum & Forster and OdysseyRe unsecured senior notes respectively, partially offset by the issuances during 2011 of $500.0 and Cdn$400.0 principal amounts of Fairfax unsecured senior notes.

Consolidated interest expense was comprised of the following:

	2012	2011
Fairfax	160.6	152.7
Crum & Forster	2.4	15.0
Zenith National	3.3	3.3
OdysseyRe	27.7	28.9
Advent	4.5	4.5
Runoff (TIG)	7.5	8.9
Other	2.2	0.7

	208.2	214.0

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	2012	2011
Fairfax corporate overhead	94.7	115.2
Subsidiary holding companies’ corporate overhead	63.9	95.0
Holding company interest and dividends	10.2	(6.3)
Holding company net (gains) losses on investments	164.2	(98.5)
Investment management and administration fees	(76.8)	(73.0)

	256.2	32.4

Fairfax corporate overhead expense decreased from $115.2 in 2011 to $94.7 in 2012 primarily reflecting lower legal expenses. Subsidiary holding companies’ corporate overhead expense decreased from $95.0 in 2011 to $63.9 in 2012 primarily reflecting the following items recorded in 2011: additional personnel costs incurred at Northbridge, Zenith National and Advent; restructuring costs at Northbridge related in part to the rebranding of three of its operating subsidiaries under Northbridge Insurance; and restructuring costs at Crum & Forster related to the integration of First Mercury.

Total return swap expense is reported as a component of interest and dividend income. Prior to giving effect to the impact of total return swap expense ($38.3 in 2012 compared to $39.0 in 2011), interest and dividends earned on holding company cash and investments decreased from $45.3 in 2011 to $28.1 in 2012 primarily as a result of decreased holdings year-over-year of a high-yielding corporate debt security and long term U.S. treasury bonds and decreased share of profit of associates. Total return swap expense was lower in 2012 as a result of a year-over-year decrease in the average notional amount of short equity and equity index total return swaps at the holding company, partially offset by increases in dividends payable by Fairfax on certain reference securities underlying several of the holding company’s short equity and equity index total return swaps.

Net gains and losses on investments at the holding company were comprised as shown in the table below. Investment management and administration fees increased from $73.0 in 2011 to $76.8 in 2012 primarily as a result of management fees earned on higher year-over-year realized gains and adjustments to the fees payable in respect of the prior year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2012	2011
Common stocks and equity derivatives (excluding equity hedges)	12.8	(38.9)
Equity hedges	(239.6)	118.5
Bonds	70.3	16.5
Preferred stocks	(13.9)	1.7
Foreign currency	(4.4)	(0.9)
Other	10.6	1.6

Net gains (losses) on investments	(164.2)	98.5

Income Taxes

The effective income tax rate in 2012 of 17.7% differed from the company’s Canadian statutory income tax rate of 26.5% primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities and capital gains only 50% taxable in Canada) and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s Canadian statutory income tax rate, partially offset by unrecorded accumulated income tax losses. During the year, the company recorded a loss related to the repayment of the TIG Note which is not deductible for tax purposes.

The $56.5 recovery of income taxes in 2011 differed from the income tax recovery that would be determined by applying the company’s Canadian statutory income tax rate of 28.3% to the loss before income taxes of $8.7 primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities) and the recognition of the benefit of previously unrecorded accumulated income tax losses, partially offset by the effect of income earned in jurisdictions where the corporate income tax rate differed from the company’s Canadian statutory income tax rate.

Non-controlling Interests

The attribution of net earnings to the non-controlling interests is comprised of the following:

	2012	2011
Ridley	4.2	2.1
Fairfax Asia	1.7	0.6
Prime Restaurants	1.3	–
Sporting Life	0.8	–
Thomas Cook India	0.3	–

	8.3	2.7

Non-controlling interest of $8.3 in 2012 increased from $2.7 in 2011 primarily due to the acquisition of Prime Restaurants, Sporting Life and Thomas Cook India, as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012.

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

The assets and liabilities reflected on the company’s consolidated balance sheet increased significantly following the acquisition of RiverStone Insurance by Runoff on October 12, 2012. The acquisitions of Thomas Cook India (acquired August 14, 2012) and Prime Restaurants (acquired January 10, 2012) had nominal impacts on the consolidated balance sheet. Please refer to note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012 for additional details related to these acquisitions. Refer to the Runoff section of this MD&A for additional information related to the Eagle Star reinsurance transaction and the Syndicate 535 and Syndicate 1204 novation transactions referred to in the discussion which follows.

Holding company cash and investments increased to $1,169.2 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations) at December 31, 2012 compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during 2012 were as set out in the Financial Condition section of this MD&A under the heading of Liquidity.

Insurance contract receivables increased by $210.0 to $1,945.4 at December 31, 2012 from $1,735.4 at December 31, 2011 primarily as a result of larger year-over-year premiums receivable balances at Runoff and OdysseyRe, partially offset by lower year-over-year premium receivable balances at Advent and Northbridge. Increased premiums receivable at Runoff primarily related to the consolidation of RiverStone Insurance and the Eagle Star reinsurance transaction. Movements in the premium receivable balances at the remainder of the operating companies were generally consistent with changes in those operating companies’ premium volumes.

Portfolio investments comprise investments carried at fair value and equity accounted investments (at December 31, 2012 the latter primarily included the company’s investments in Resolute, Gulf Insurance, ICICI Lombard, The Brick, Thai Re and other partnerships and trusts), the aggregate carrying value of which was $25,163.2 at December 31, 2012 ($24,966.2 net of subsidiary short sale and derivative obligations) compared to $23,466.0 at December 31, 2011 ($23,359.7 net of subsidiary short sale and derivative obligations). The net $1,606.5 increase in the aggregate carrying value of portfolio investments at December 31, 2012 compared to December 31, 2011 (net of subsidiary short sale and derivative obligations) primarily reflected the consolidation of the portfolio investments of RiverStone Insurance ($1,236.3 at December 31, 2012), net appreciation of bonds (principally bonds issued by U.S. states and municipalities and corporate and other bonds) and common stocks, the net favourable impact of foreign currency translation, the cumulative appreciation related to the company’s investment in Cunningham Lindsey which was realized following its sale and net cash provided by operating activities, partially offset by net mark-to-market losses related to the company’s long and short equity and equity index total return swap derivative contracts and the payment of dividends to Fairfax.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $980.4 from $6,337.9 at December 31, 2011 to $7,318.3 at December 31, 2012. Significant net increases included the following – the consolidation of the cash and short term investments of RiverStone Insurance ($223.5 at December 31, 2012), the reinvestment of the proceeds received from the sale of government bonds into cash and short term investments, the proceeds received on the sale of Cunningham Lindsey and cash provided by operating activities. Significant net decreases during 2012 included the following – cash of $603.6 paid in connection with the reset provisions of the company’s long and short equity and equity index total return swaps, the payment of cash dividends of $733.5 to Fairfax, cash used to acquire common stock and certain limited partnership investments, cash used to acquire RiverStone Insurance, the repayment of the TIG Note and cash used to acquire Thomas Cook India.

Bonds (including bonds pledged for short sale and derivative obligations) decreased by $278.4 from $11,582.8 at December 31, 2011 to $11,304.4 at December 31, 2012 primarily reflecting the sale of U.S. treasury and Canadian government bonds, partially offset by net unrealized appreciation (principally related to bonds issued by U.S. states and municipalities and corporate and other bonds) and the consolidation of the bond portfolio of RiverStone Insurance ($835.7 at December 31, 2012).

Common stocks increased by $736.0 from $3,663.1 at December 31, 2011 to $4,399.1 at December 31, 2012 primarily reflecting net unrealized appreciation, net purchases of common stocks and limited partnerships and the consolidation of the common stock portfolio of RiverStone Insurance ($153.3 at December 31, 2012), partially offset by the reclassification of Resolute and Arbor Memorial from common stocks to investments in associates.

Investments in associates increased $431.0 from $924.3 at December 31, 2011 to $1,355.3 at December 31, 2012 primarily reflecting the reclassification of Resolute and Arbor Memorial from common stocks to investment in associates following the determination that such investments were subject to significant influence, the acquisitions of Eurobank Properties and Thai Re and additional net investments in limited partnerships, partially offset by the sale of Cunningham Lindsey and Fibrek as described in note 6 (Investments in Associates) to the consolidated financial statements for the year ended December 31, 2012.

Derivatives and other invested assets net of short sale and derivative obligations decreased by $304.3 principally as a result of net unrealized depreciation related to CPI-linked derivatives, decreased investment in credit related warrants (such warrants were exercised during 2012) and increased net liabilities payable to counterparties to the company’s long and short equity and equity index total return swaps.

Recoverable from reinsurers increased by $1,092.7 to $5,290.8 at December 31, 2012 from $4,198.1 at December 31, 2011 reflecting the impact of certain transactions at Runoff (principally the consolidation of RiverStone Insurance and the Syndicate 535 and Syndicate 1204 novation transactions) and increased business vol-

FAIRFAX FINANCIAL HOLDINGS LIMITED

umes at Fairfax Asia, Crum & Forster and Fairfax Brasil, partially offset by collections in 2012 of the significant catastrophe losses ceded in 2011 and the continued progress by Runoff as a result of normal cession and collection activity. Additional detail is provided in the Recoverable from Reinsurers section of this MD&A.

Deferred income taxes represent amounts expected to be recovered in future years. The deferred income tax asset decreased by $4.7 to $623.5 at December 31, 2012 from $628.2 at December 31, 2011 primarily as a result of increased temporary differences related to net unrealized appreciation of investments during 2012, largely offset by increased operating loss carryovers in the U.S. Additional detail is provided in note 18 (Income Taxes) to the consolidated financial statements for the year ended December 31, 2012.

Goodwill and intangible assets increased by $185.9 to $1,301.1 at December 31, 2012 from $1,115.2 at December 31, 2011 primarily as a result of the acquisitions of Prime Restaurants and Thomas Cook India which increased goodwill and intangible assets by $64.0 and $118.2 respectively. At December 31, 2012, consolidated goodwill of $819.8 ($696.3 at December 31, 2011) and intangible assets of $481.3 ($418.9 at December 31, 2011) were comprised primarily of goodwill and the value of customer and broker relationships and brand names which arose on the acquisitions of Prime Restaurants and Thomas Cook India during 2012, First Mercury and Pacific Insurance during 2011, Zenith National during 2010 and Polish Re during 2009 and the privatization of Northbridge and OdysseyRe during 2009. The customer and broker relationships intangible assets are being amortized to net earnings over periods ranging from 8 to 20 years. The intended use, expected life and economic benefit to be derived from intangible assets are re-evaluated by the company when there are potential indicators of impairment. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2012 and it was concluded that no impairment had occurred.

Other assets increased by $163.5 to $984.9 at December 31, 2012 from $821.4 at December 31, 2011 primarily as a result of increased income taxes refundable, the consolidation of the other assets of Prime Restaurants and Thomas Cook India and increased receivables for securities sold but not yet settled, partially offset by decreased accrued interest and dividends. Income taxes refundable increased by $24.7 to $109.9 at December 31, 2012 from $85.2 at December 31, 2011 primarily as a result of operating losses incurred in 2012, principally at Northbridge.

Provision for losses and loss adjustment expenses increased by $2,416.6 to $19,648.8 at December 31, 2012 from $17,232.2 at December 31, 2011 reflecting the impact of certain transactions at Runoff (principally the consolidation of RiverStone Insurance, the Eagle Star reinsurance transaction and the Syndicate 535 and Syndicate 1204 novation transactions), increased provision for losses and loss adjustment expenses at Crum & Forster, Zenith National, OdysseyRe, Fairfax Asia and Fairfax Brasil (commensurate with increased business volumes at those respective operating companies) and the strengthening of the Canadian dollar relative to the U.S. dollar which increased the provision for losses and loss adjustment expenses at Northbridge, partially offset by payments made in 2012 related to the significant catastrophe losses incurred in 2011 and the continued progress by Runoff in settling its remaining claims. Additional detail is provided in the Provision for Losses and Loss Adjustment Expenses section of this MD&A.

Non-controlling interests increased by $23.3 to $69.2 at December 31, 2012 from $45.9 at December 31, 2011 principally as a result of the acquisition of Prime Restaurants and Thomas Cook India. The non-controlling interests balance at December 31, 2012 and December 31, 2011 primarily related to Ridley.

Comparison of 2011 to 2010 – Total assets at December 31, 2011 increased to $33,406.9 from $31,448.1 at December 31, 2010 primarily reflecting the consolidation of First Mercury, Pacific Insurance, Sporting Life and William Ashley pursuant to the acquisition transactions described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012. Holding company debt (including other long term obligations) at December 31, 2011 increased to $2,394.6 from $1,809.6 at December 31, 2010 primarily reflecting the issuances in 2011 of $500.0 and Cdn$400.0 principal amount of Fairfax unsecured senior notes due 2021, partially offset by the repurchase of $298.2 principal amount of Fairfax unsecured senior notes due 2012 and 2017, and the foreign currency translation effect during 2011 of the strengthening of the U.S. dollar relative to the Canadian dollar. Subsidiary debt at December 31, 2011 decreased to $623.9 from $919.5 at December 31, 2010 primarily reflecting the repurchases of $323.8 and $35.9 principal amounts of Crum & Forster and OdysseyRe unsecured senior notes respectively, partially offset by the consolidation of First Mercury’s trust preferred securities following its acquisition by the company on February 9, 2011, net of subsequent redemptions and repurchases of First Mercury’s trust preferred securities. The company’s 2011 holding company debt and subsidiary debt transactions are described in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012.

Provision for Losses and Loss Adjustment Expenses

Since 1985, in order to ensure so far as possible that the company’s provision for losses and loss adjustment expenses (“LAE”) (often called “reserves” or “provision for claims”) is adequate, management has established procedures so that the provision for losses and loss adjustment expenses at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax, and one or more independent actuaries, including an independent actuary whose report appears in each Annual Report.

The tables below present the company’s gross provision for losses and loss adjustment expenses by reporting segment and line of business for the years ended December 31:

2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Corporate and Other	Consolidated
Property	283.9	132.6	189.5	1,389.9	430.0	443.3	–	2,869.2
Casualty	2,634.9	4,215.1	209.4	3,859.3	228.4	3,631.9	–	14,779.0
Specialty	50.5	183.9	211.5	334.6	135.7	1,084.4	–	2,000.6

	2,969.3	4,531.6	610.4	5,583.8	794.1	5,159.6	–	19,648.8

Intercompany	2.1	51.3	–	72.5	396.6	597.9	(1,120.4)	–

Provision for losses and LAE	2,971.4	4,582.9	610.4	5,656.3	1,190.7	5,757.5	(1,120.4)	19,648.8

2011

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Runoff	Corporate and Other	Consolidated
Property	233.2	127.8	121.2	1,266.7	482.9	289.6	–	2,521.4
Casualty	2,539.5	3,957.7	179.3	3,806.5	155.4	2,714.3	–	13,352.7
Specialty	45.9	179.4	169.2	336.1	176.8	450.7	–	1,358.1

	2,818.6	4,264.9	469.7	5,409.3	815.1	3,454.6	–	17,232.2

Intercompany	2.2	36.5	0.6	147.9	399.4	596.7	(1,183.3)	–

Provision for losses and LAE	2,820.8	4,301.4	470.3	5,557.2	1,214.5	4,051.3	(1,183.3)	17,232.2

In the ordinary course of carrying on business, Fairfax’s insurance, reinsurance and runoff companies may pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Circumstances where assets may be so pledged (either directly or to support letters of credit issued for the following purposes) include: regulatory deposits (such as with U.S. states for workers’ compensation business); deposits of funds at Lloyd’s in support of London market underwriting; and by a non-admitted company under U.S. insurance regulations as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $3.4 billion of cash and investments pledged by the company’s subsidiaries at December 31, 2012, as described in note 5 (Cash and Invest-

FAIRFAX FINANCIAL HOLDINGS LIMITED

ments) to the consolidated financial statements for the year ended December 31, 2012, represented the aggregate amount as at that date that had been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations as previously described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).

Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated ultimate amount of a claim becomes known during the course of its settlement. The company’s reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish estimates of provision for claims. In determining the provision to cover the estimated ultimate liability for all of the company’s insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including incurred but not reported claims based on the volume of business currently in force, the historical experience on claims and potential changes, such as changes in the underlying book of business, in law and in cost factors.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the various elements of estimation encompassed in this process and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original estimates of provision for claims can be developed.

The development of the provision for claims is often measured as the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (or redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development (or deficiencies) means that the original reserve estimates were lower than subsequently indicated. The aggregate net favourable development of $136.1 and $29.8 in 2012 and 2011 respectively, were comprised as shown in the following table:

		Favourable/(Unfavourable)
		2012	2011
Insurance	– Canada (Northbridge)	60.8	39.6
	– U.S. (Crum & Forster and Zenith National)	(52.4)	(61.8)
	– Asia (Fairfax Asia)	16.4	17.6
Reinsurance	– OdysseyRe	152.0	51.4
Insurance and Reinsurance – Other		0.6	39.7

Insurance and reinsurance operating companies		177.4	86.5
Runoff		(41.3)	(56.7)

Net favourable reserve development		136.1	29.8

Changes in provision for losses and loss adjustment expenses recorded on the consolidated balance sheets and the related impact on unpaid claims and allocated loss adjustment expenses for the years ended December 31 were as shown in the following table:

	2012(1)	2011(1)	2010(1)	2009(1)	2008(1)
Provision for claims – beginning of year – net	13,711.2	12,794.1	11,448.6 (2)	11,008.5	10,624.8
Foreign exchange effect of change in provision for claims	101.0	(122.3)	167.4	393.3	(580.3)
Provision for claims occurring:
In the current year	4,385.6	4,297.2	3,154.5	3,091.8	3,405.4
In the prior years	(136.1)	(29.8)	14.7	30.3	55.4
Paid on claims during the year related to:
The current year	(946.5)	(1,221.3)	(736.9)	(729.9)	(835.5)
The prior years	(2,964.4)	(2,639.5)	(2,612.9)	(2,424.9)	(2,034.2)
Provision for claims of companies acquired during the year at December 31	925.0	632.8	1,358.7	68.4	372.9

Provision for claims at December 31 before the undernoted	15,075.8	13,711.2	12,794.1	11,437.5 (2)	11,008.5
CTR Life	20.6	24.2	25.3	27.6	34.9

Provision for claims – end of year – net	15,096.4	13,735.4	12,819.4	11,465.1	11,043.4
Reinsurers’ share of provision for claims	4,552.4	3,496.8	3,229.9	3,301.6	3,685.0

Provision for claims – end of year – gross	19,648.8	17,232.2	16,049.3	14,766.7	14,728.4

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)

Provision for claims at January 1, 2010, reflected certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

The foreign exchange effect of change in provision for claims principally related to the impact in 2012 of the strengthening of the Canadian dollar and the euro relative to the U.S. dollar. The company generally mitigates the impact of foreign currency movements on its foreign currency denominated claims liabilities by holding foreign currency denominated investment assets. As a result, realized and unrealized foreign currency translation gains and losses arising from claims settlement activities and the revaluation of the provision for claims (recorded in net gains (losses) on investments in the consolidated statement of earnings) are generally partially or wholly mitigated by realized and unrealized foreign currency translation gains and losses on investments classified as at FVTPL (also recorded in net gains (losses) on investments in the consolidated statement of earnings).

The tables that follow show the reserve reconciliation and the reserve development of Canadian Insurance (Northbridge), U.S. Insurance (Crum & Forster and Zenith National), Asian Insurance (Fairfax Asia), Reinsurance (OdysseyRe) and Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil) and Runoff’s net provision for claims. Because business is written in multiple geographic locations and currencies, there will necessarily be some distortions caused by foreign currency fluctuations. Northbridge (Canadian Insurance) tables are presented in Canadian dollars and Crum & Forster and Zenith National (U.S. Insurance), Fairfax Asia, OdysseyRe, Insurance and Reinsurance – Other and Runoff tables are presented in U.S. dollars.

The company endeavours to establish adequate provisions for losses and loss adjustment expenses at the original valuation date, with the objective of achieving net favourable prior period reserve development at subsequent valuation dates. The reserves will always be subject to upward or downward development in the future and future development could be significantly different from the past due to many unknown factors.

With regard to the tables that follow which show the calendar year claims reserve development, note that when in any year there is a redundancy or reserve strengthening related to a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The accident year claims reserve development tables that follow for Northbridge, U.S. Insurance and OdysseyRe show the development of the provision for losses and loss adjustment expenses by accident year commencing in 2002, with the re-estimated amount of each accident year’s reserve development shown in subsequent years up to December 31, 2012. All claims are attributed back to the year of loss, regardless of when they were reported or adjusted. For example, Accident Year 2005 represents all claims with a date of loss between January 1, 2005 and December 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency based on actual payments in full or partial settlements of claims plus current estimates of the reserves for claims still open or claims still unreported.

Canadian Insurance – Northbridge

The following table shows for Northbridge the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Northbridge(1)

	2012	2011	2010	2009	2008
	(In Cdn$ except as indicated)
Provision for claims and LAE at January 1	2,030.7	1,994.3	1,973.3	1,931.8	1,696.0

Incurred losses on claims and LAE
Provision for current accident year’s claims	756.1	766.8	769.2	849.4	925.3
Foreign exchange effect on claims	(3.0)	3.2	(7.9)	(36.6)	59.2
Increase (decrease) in provision for prior accident years’ claims	(60.8)	(39.2)	(1.3)	(16.0)	(67.1)

Total incurred losses on claims and LAE	692.3	730.8	760.0	796.8	917.4

Payments for losses on claims and LAE
Payments on current accident year’s claims	(262.6)	(280.9)	(266.3)	(272.3)	(298.6)
Payments on prior accident years’ claims	(383.2)	(413.5)	(472.7)	(483.0)	(383.0)

Total payments for losses on claims and LAE	(645.8)	(694.4)	(739.0)	(755.3)	(681.6)

Provision for claims and LAE at December 31	2,077.2	2,030.7	1,994.3	1,973.3	1,931.8
Exchange rate	1.0043	0.9821	1.0064	0.9539	0.8100

Provision for claims and LAE at December 31 converted to U.S. dollars	2,086.1	1,994.3	2,007.0	1,882.3	1,564.8

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

The following table shows for Northbridge the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Northbridge’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
	(In Cdn$)
Provision for claims including LAE	728.9	855.4	1,153.9	1,408.7	1,640.2	1,696.0	1,931.8	1,973.3	1,994.3	2,030.7	2,077.2
Cumulative payments as of:
One year later	273.7	233.4	279.1	353.1	376.4	383.0	483.0	472.7	413.5	383.2
Two years later	396.9	377.9	441.8	594.2	619.5	656.0	796.8	759.9	670.7
Three years later	500.1	493.3	576.0	777.3	835.4	887.0	1,027.6	965.9
Four years later	577.1	585.1	707.7	937.7	1,000.9	1,056.8	1,183.1
Five years later	632.3	671.0	803.4	1,055.5	1,115.1	1,156.2
Six years later	687.0	729.7	878.5	1,129.0	1,181.7
Seven years later	722.3	778.9	923.3	1,170.7
Eight years later	753.3	804.2	953.4
Nine years later	773.3	823.6
Ten years later	784.6
Reserves re-estimated as of:
One year later	724.8	864.8	1,114.6	1,461.7	1,564.3	1,674.0	1,883.8	1,965.8	1,957.1	1,967.1
Two years later	792.1	880.8	1,094.0	1,418.1	1,545.4	1,635.1	1,901.2	1,962.0	1,914.4
Three years later	812.2	890.1	1,096.7	1,412.5	1,510.3	1,635.1	1,901.5	1,917.7
Four years later	826.9	903.2	1,107.2	1,400.2	1,507.9	1,634.3	1,865.8
Five years later	836.6	924.4	1,117.7	1,398.4	1,513.5	1,612.1
Six years later	857.9	935.0	1,124.7	1,403.1	1,495.1
Seven years later	862.7	945.3	1,123.7	1,383.6
Eight years later	876.1	947.4	1,112.3
Nine years later	878.5	946.7
Ten years later	880.3
Favourable (unfavourable) development	(151.4)	(91.3)	41.6	25.1	145.1	83.9	66.0	55.6	79.9	63.6

Northbridge experienced net favourable development of prior years’ reserves of Cdn$63.6 in 2012, comprised of net favourable reserve development of Cdn$60.8 and favourable foreign currency movements of Cdn$2.8 related to the translation of the U.S. dollar-denominated claims reserves of Northbridge Indemnity and Northbridge Commercial. The net favourable reserve development of prior years’ reserves of Cdn$60.8 primarily reflected net favourable development across various accident years at Northbridge Indemnity, Northbridge Commercial and Federated, largely offset by net adverse development of prior years’ reserves at Northbridge General. The total favourable impact of the effect of foreign currency translation on claims reserves of Cdn$3.0 in 2012 was principally related to the strengthening of the Canadian dollar relative to the U.S. dollar in 2012 and comprised Cdn$2.8 related to prior years’ reserves and Cdn$0.2 related to the current year’s reserves.

The following table is derived from the “Northbridge’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

Northbridge’s Accident Year Claims Reserve Development

	Accident year
As at December 31	2002 & Prior	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
	(In Cdn$)
End of first year	728.9	404.2	522.4	573.1	531.6	508.1	640.8	572.4	501.2	487.1	493.3
One year later	724.8	346.4	467.2	646.8	499.2	505.1	631.7	547.6	467.9	466.2
Two years later	792.1	342.3	437.2	600.5	485.9	501.3	649.1	543.4	469.4
Three years later	812.2	336.9	426.9	584.4	463.2	503.5	650.3	534.9
Four years later	826.9	340.3	416.2	561.6	462.5	497.1	636.8
Five years later	836.6	340.2	416.1	552.8	463.5	493.4
Six years later	857.9	346.0	412.8	558.5	464.5
Seven years later	862.7	342.9	409.6	550.4
Eight years later	876.1	342.6	398.9
Nine years later	878.5	340.1
Ten years later	880.3
Favourable (unfavourable) development	(20.8)%	15.9%	23.6%	4.0%	12.6%	2.9%	0.6%	6.6%	6.3%	4.3%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Accident year 2011 experienced net favourable development reflecting better than expected emergence across all segments. Accident year 2010 experienced net favourable development due to better than expected emergence across most segments, except for its broker small-to-medium segment which reported net adverse development due to an unfavourable Ontario court decision which is expected to affect the broader automobile insurance industry. Accident year 2009 experienced net favourable development reflecting better than expected emergence on commercial property and commercial liability claims reserves and in Northbridge’s large account segment. Accident year 2008 experienced net favourable development due to better than expected emergence across all segments. Accident years 2003 to 2007 reflected net favourable development due to better than expected emergence on commercial automobile and property claims reserves. Reserves for the 2002 and prior accident years were impacted by pre-1990 general liability claims reserves.

U.S. Insurance

The following table shows for the U.S. insurance operations the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. First Mercury and Zenith National were included in the U.S. Insurance reporting segment beginning in 2011 and 2010 respectively. Between 2010 and 2006, the U.S. Insurance reporting segment consisted of Crum & Forster only with the years prior to 2006 including Fairmont (the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. Runoff). The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – U.S. Insurance(1)

	2012	2011	2010	2009	2008
Provision for claims and LAE at January 1	2,776.5	2,588.5	1,774.3 (2)	2,038.3	1,668.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,353.0	966.7	532.3	566.0	802.8
Increase (decrease) in provision for prior accident years’ claims	52.4	61.8	11.3	(25.0)	59.0

Total incurred losses on claims and LAE	1,405.4	1,028.5	543.6	541.0	861.8

Payments for losses on claims and LAE
Payments on current accident year’s claims	(292.4)	(259.1)	(143.1)	(157.0)	(228.3)
Payments on prior accident years’ claims(3)	(831.2)	(750.0)	(550.6)	(632.9)	(264.1)

Total payments for losses on claims and LAE	(1,123.6)	(1,009.1)	(693.7)	(789.9)	(492.4)

Provision for claims and LAE at December 31 before the undernoted	3,058.3	2,607.9	1,624.2	1,789.4 (2)	2,038.3

A&E reserves transferred to Runoff(4)	–	(334.5)	–	–	–

Insurance subsidiaries acquired during the year(5)	–	503.1	964.3	–	–

Provision for claims and LAE at December 31	3,058.3	2,776.5	2,588.5	1,789.4	2,038.3

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)

Provision for claims at January 1, 2010 reflected certain reclassifications recorded upon adoption of IFRS (principally related to structured settlements) which were not reflected in provision for claims at December 31, 2009 under Canadian GAAP.

(3)	Reduced by $302.5 of proceeds from a significant reinsurance commutation in 2008.

(4)	Runoff assumed liability for substantially all of Crum & Forster’s asbestos and environmental claims reserves effective December 31, 2011.

(5)	First Mercury was acquired and integrated with Crum & Forster in 2011 and Zenith National was acquired in 2010.

The following table shows for Crum & Forster (and Zenith National since 2010) the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.

U.S. Insurance Calendar Year Claims Reserve Development (including Zenith National since 2010)

	Calendar year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Provision for claims including LAE	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9	1,668.9	2,038.3	1,789.4	2,588.5	2,776.5	3,058.3
Cumulative payments as of:
One year later	161.3	460.0	466.0	478.9	571.0	264.1	632.9	565.4	1,084.5	831.2
Two years later	514.5	792.2	796.7	848.7	629.2	649.0	1,048.7	1,258.8	1,537.0
Three years later	780.0	1,045.1	1,066.1	804.7	904.3	971.2	1,670.9	1,492.4
Four years later	970.2	1,257.1	959.6	1,013.8	1,153.9	1,524.3	1,847.5
Five years later	1,144.6	1,111.5	1,118.3	1,209.9	1,661.7	1,647.2
Six years later	960.8	1,241.7	1,280.2	1,693.5	1,746.4
Seven years later	1,064.1	1,385.6	1,745.4	1,759.7
Eight years later	1,182.6	1,841.8	1,800.4
Nine years later	1,617.7	1,890.9
Ten years later	1,647.7
Reserves re-estimated as of:
One year later	1,278.6	1,508.1	1,546.9	1,561.7	1,640.3	1,727.9	2,013.3	1,800.7	2,650.3	2,828.9
Two years later	1,285.9	1,536.0	1,509.2	1,525.3	1,716.5	1,692.4	2,015.5	1,833.4	2,664.6
Three years later	1,308.2	1,513.3	1,499.7	1,640.4	1,700.3	1,711.8	2,063.1	1,836.7
Four years later	1,296.8	1,545.5	1,616.7	1,653.0	1,732.0	1,754.7	2,062.4
Five years later	1,330.0	1,674.8	1,658.2	1,688.5	1,774.6	1,755.5
Six years later	1,457.2	1,719.4	1,687.3	1,737.3	1,777.8
Seven years later	1,472.9	1,746.8	1,729.8	1,738.0
Eight years later	1,488.8	1,789.3	1,733.3
Nine years later	1,521.5	1,795.3
Ten years later	1,527.6
Favourable (unfavourable) development	(289.2)	(257.1)	(155.1)	(127.4)	(90.9)	(86.6)	(24.1)	(47.3)	(76.1)	(52.4)

U.S. Insurance experienced net adverse development of prior years’ reserves of $52.4 in 2012 principally comprised of $54.0 of net adverse development of workers’ compensation claims reserves (Crum & Forster) and general liability claims reserves (First Mercury), partially offset by $1.6 of net favourable development of prior years’ reserves primarily as a result of commuting certain assumed reinsurance contracts (Zenith National).

The following table is derived from the “U.S. Insurance Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

U.S. Insurance Accident Year Claims Reserve Development

	Accident year
As at December 31	2002 & Prior	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
End of first year	1,414.0	454.1	574.5	613.8	701.0	723.4	748.8	659.6	743.1	838.0	1,060.5
One year later	1,454.1	416.6	515.3	602.7	690.7	706.4	759.4	668.8	746.8	855.1
Two years later	1,461.5	422.2	500.3	575.7	651.8	686.9	742.1	670.7	762.6
Three years later	1,483.8	410.9	458.6	573.9	623.1	674.8	755.3	691.1
Four years later	1,472.4	409.9	446.3	545.0	619.2	676.9	764.4
Five years later	1,505.6	412.0	443.2	551.3	609.0	679.9
Six years later	1,632.8	440.9	444.9	556.2	606.4
Seven years later	1,648.5	452.5	446.8	545.6
Eight years later	1,664.4	464.5	444.7
Nine years later	1,696.5	465.0
Ten years later	1,698.3
Favourable (unfavourable) development	(20.1)%	(2.4)%	22.6%	11.1%	13.5%	6.0%	(2.1)%	(4.8)%	(2.6)%	(2.0)%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Accident years 2008 to 2011 experienced net adverse development principally related to unfavourable trends on workers’ compensation claims reserves. Accident years 2004 to 2007 experienced net favourable development principally attributable to favourable emergence on general liability and commercial multi-peril claims reserves and workers’ compensation claims reserves in accident year 2004. Accident year 2003 experienced net adverse development related to a single large general liability claim. Net adverse development in the 2002 and prior accident years reflected the impact of increased frequency and severity on casualty claims reserves, the effects of increased competitive conditions during the 2002 and prior periods and included strengthening of asbestos, environmental and latent claims reserves.

Asian Insurance – Fairfax Asia

The following table shows for Fairfax Asia the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. Pacific Insurance was included in the Fairfax Asia reporting segment beginning in 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Fairfax Asia(1)

	2012	2011	2010	2009	2008
Provision for claims and LAE at January 1	266.0	203.0	138.7	113.2	91.0

Incurred losses on claims and LAE
Provision for current accident year’s claims	182.4	144.6	130.2	92.8	65.5
Foreign exchange effect on claims	13.0	(3.1)	12.7	2.5	0.1
Increase (decrease) in provision for prior accident years’ claims	(16.4)	(17.6)	(10.0)	(8.1)	3.4

Total incurred losses on claims and LAE	179.0	123.9	132.9	87.2	69.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(44.1)	(24.5)	(24.0)	(20.7)	(15.9)
Payments on prior accident years’ claims	(82.1)	(62.2)	(44.6)	(41.0)	(30.9)

Total payments for losses on claims and LAE	(126.2)	(86.7)	(68.6)	(61.7)	(46.8)

Insurance subsidiaries acquired during the year(2)	–	25.8	–	–	–

Provision for claims and LAE at December 31	318.8	266.0	203.0	138.7	113.2

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)	Pacific Insurance was acquired in 2011.

The following table shows for Fairfax Asia the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian Insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year acquired
Falcon Insurance	1998
Winterthur (Asia) (now part of First Capital Insurance)	2001
First Capital Insurance	2004
Pacific Insurance	2011

Fairfax Asia’s Calendar Year Claims Reserve Development

	Calendar year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Provision for claims including LAE	23.1	25.1	54.7	74.7	87.6	91.0	113.2	138.7	203.0	266.0	318.8
Cumulative payments as of:
One year later	10.1	7.9	13.3	15.6	26.5	30.9	41.0	44.6	62.2	82.1
Two years later	14.1	13.1	21.9	32.6	45.2	49.8	56.5	65.2	92.4
Three years later	16.5	15.9	29.1	44.6	56.3	55.8	62.8	75.7
Four years later	17.8	17.3	32.6	50.3	58.8	58.0	66.2
Five years later	18.2	17.9	33.8	51.1	59.9	59.1
Six years later	18.5	18.2	34.2	51.5	60.1
Seven years later	18.7	18.3	34.3	51.5
Eight years later	18.8	18.2	34.4
Nine years later	18.8	18.1
Ten years later	18.8
Reserves re-estimated as of:
One year later	22.4	24.9	59.6	79.6	84.5	94.9	106.0	136.3	185.0	260.2
Two years later	22.2	23.1	58.2	72.2	84.1	84.7	100.2	124.5	177.9
Three years later	21.3	21.2	49.9	71.8	75.0	79.5	93.2	118.4
Four years later	20.5	20.0	48.3	64.7	72.2	75.4	89.2
Five years later	19.6	20.0	43.5	63.4	69.4	71.8
Six years later	19.8	19.2	42.9	60.7	67.4
Seven years later	19.6	19.2	41.3	58.6
Eight years later	19.7	19.4	40.0
Nine years later	19.8	19.2
Ten years later	19.8
Favourable (unfavourable) development	3.3	5.9	14.7	16.1	20.2	19.2	24.0	20.3	25.1	5.8

Fairfax Asia experienced net favourable development of prior years’ reserves of $5.8 in 2012 as a result of net favourable development of $16.4 and net unfavourable foreign currency movements of $10.6 related to the translation of claims reserves denominated in foreign currencies. The net favourable development of prior years’ reserves was primarily attributable to commercial automobile, marine hull and workers’ compensation claims reserves, partially offset by net adverse development on property claims reserves related to the Thailand floods. The total unfavourable impact of the effect of foreign currency translation on claims reserves of $13.0 was principally related to the strengthening of the Singapore dollar relative to the U.S. dollar and comprised $10.6 related to prior years’ reserves and $2.4 related to the current year’s reserves.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reinsurance – OdysseyRe

The following table shows for OdysseyRe the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. Clearwater Insurance was transferred to the U.S. Runoff reporting segment on January 1, 2011. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – OdysseyRe(1)

	2012	2011	2010	2009	2008
Provision for claims and LAE at January 1	4,789.5	4,857.2	4,666.3	4,560.3	4,475.6

Transfer of Clearwater Insurance to U.S. Runoff(2)	–	(484.2)	–	–	–

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,566.5	1,863.7	1,320.6	1,313.3	1,518.8
Foreign exchange effect on claims	20.4	(38.0)	46.5	58.8	(143.2)
Increase (decrease) in provision for prior accident years’ claims	(152.0)	(51.4)	(3.6)	(11.3)	(10.1)

Total incurred losses on claims and LAE	1,434.9	1,774.3	1,363.5	1,360.8	1,365.5

Payments for losses on claims and LAE
Payments on current accident year’s claims	(249.3)	(439.0)	(184.4)	(230.6)	(264.8)
Payments on prior accident years’ claims	(1,132.4)	(918.8)	(988.2)	(1,024.2)	(1,016.0)

Total payments for losses on claims and LAE	(1,381.7)	(1,357.8)	(1,172.6)	(1,254.8)	(1,280.8)

Provision for claims and LAE at December 31	4,842.7	4,789.5	4,857.2	4,666.3	4,560.3

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)	Clearwater Insurance was transferred to Runoff effective January 1, 2011.

The following table shows for OdysseyRe the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

OdysseyRe’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Provision for claims including LAE	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1	4,475.6	4,560.3	4,666.3	4,857.2	4,789.5	4,842.7
Cumulative payments as of:
One year later	601.8	632.4	913.7	787.3	1,111.1	1,016.0	1,024.2	988.2	1,403.0	1,132.4
Two years later	998.8	1,212.9	1,298.5	1,614.0	1,808.2	1,646.5	1,676.1	2,006.8	2,053.7
Three years later	1,423.6	1,455.7	1,835.7	2,160.9	2,273.0	2,123.5	2,567.1	2,484.3
Four years later	1,562.6	1,898.4	2,221.0	2,520.9	2,661.8	2,887.8	2,942.5
Five years later	1,932.4	2,206.1	2,490.5	2,831.1	3,347.6	3,164.1
Six years later	2,188.1	2,426.5	2,734.3	3,463.2	3,572.9
Seven years later	2,373.8	2,625.8	3,323.4	3,653.1
Eight years later	2,546.2	3,179.9	3,476.2
Nine years later	3,078.9	3,307.7
Ten years later	3,196.3
Reserves re-estimated as of:
One year later	1,961.5	2,522.1	3,299.0	4,050.8	4,443.6	4,465.5	4,549.0	4,662.7	4,805.8	4,637.5
Two years later	2,201.0	2,782.1	3,537.0	4,143.5	4,481.5	4,499.0	4,567.7	4,650.4	4,726.6
Three years later	2,527.7	3,049.6	3,736.1	4,221.3	4,564.3	4,537.8	4,561.3	4,606.6
Four years later	2,827.3	3,293.8	3,837.5	4,320.5	4,623.1	4,534.5	4,548.7
Five years later	3,076.8	3,414.1	3,950.1	4,393.0	4,628.3	4,522.9
Six years later	3,202.2	3,534.4	4,023.3	4,406.7	4,630.5
Seven years later	3,324.8	3,606.0	4,046.7	4,426.1
Eight years later	3,396.0	3,637.8	4,073.1
Nine years later	3,429.2	3,670.8
Ten years later	3,463.2
Favourable (unfavourable) development	(1,618.6)	(1,329.9)	(940.6)	(560.7)	(227.4)	(47.3)	11.6	59.7	130.6	152.0

(1)	The table above reflects the transfer of Clearwater Insurance to Runoff effective January 1, 2011.

OdysseyRe experienced net favourable development of prior years’ reserves of $152.0 in 2012, attributable to net favourable development in its Americas ($91.2), EuroAsia ($37.2), U.S. Insurance ($13.5) and London Market ($10.1) divisions primarily related to net favourable emergence on prior years’ catastrophe claims reserves and casualty and property claims reserves in the U.S. and Europe.

The following table is derived from the “OdysseyRe’s Calendar Year Claims Reserve Development” table above. It summarizes the effect of re-estimating prior year loss reserves by accident year.

OdysseyRe’s Accident Year Claims Reserve Development

	Accident Year
As at December 31	2002 & Prior	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
End of first year	1,844.6	981.3	1,242.1	1,480.2	1,139.6	1,143.1	1,110.8	1,141.5	1,182.7	1,386.7	1,337.6
One year later	1,961.5	923.8	1,149.3	1,427.6	1,087.4	1,095.2	1,066.1	1,119.2	1,143.6	1,313.9
Two years later	2,200.8	856.4	1,119.7	1,321.2	1,047.5	1,045.7	1,045.9	1,113.3	1,108.2
Three years later	2,527.4	824.1	1,074.6	1,297.5	1,031.1	1,025.8	1,042.8	1,082.1
Four years later	2,827.3	818.8	1,055.9	1,284.1	1,017.4	1,017.3	1,041.8
Five years later	3,076.8	813.7	1,048.1	1,283.4	1,008.9	1,003.5
Six years later	3,202.2	811.4	1,049.7	1,273.7	991.8
Seven years later	3,324.8	811.7	1,041.3	1,266.6
Eight years later	3,396.0	810.4	1,034.7
Nine years later	3,429.2	809.4
Ten years later	3,463.2
Favourable (unfavourable) development	(87.7)%	17.5%	16.7%	14.4%	13.0%	12.2%	6.2%	5.2%	6.3%	5.2%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Improvements in competitive conditions and in the economic environment beginning in 2001 resulted in a general downward trend on re-estimated reserves for accident years 2003 through 2011. Initial loss estimates for these more recent accident years did not fully anticipate the improvements in market and economic conditions achieved since the early 2000s. Reserves for the 2002 and prior accident years increased principally as a result of unfavourable loss emergence on asbestos and environmental pollution claim reserves and casualty claims reserves in the U.S.

Insurance and Reinsurance – Other (Group Re, Advent, Polish Re and Fairfax Brasil)

The following table shows for Insurance and Reinsurance – Other (comprised only of Group Re prior to 2008) the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Insurance and Reinsurance – Other(1)

	2012	2011	2010	2009	2008
Provision for claims and LAE at January 1	1,057.3	1,024.4	1,004.1	742.0	554.4

Transfer to Runoff(2)	(61.8)	–	–	–	(97.9)

Incurred losses on claims and LAE
Provision for current accident year’s claims	392.0	578.0	429.3	371.4	132.4
Foreign exchange effect on claims	22.3	(25.6)	20.1	69.0	(86.7)
Increase (decrease) in provision for prior accident years’ claims	(0.6)	(39.7)	(32.4)	31.2	2.3

Total incurred losses on claims and LAE	413.7	512.7	417.0	471.6	48.0

Payments for losses on claims and LAE
Payments on current accident year’s claims	(101.0)	(201.0)	(126.4)	(81.5)	(42.4)
Payments on prior accident years’ claims	(261.7)	(278.8)	(270.3)	(196.4)	(93.0)

Total payments for losses on claims and LAE	(362.7)	(479.8)	(396.7)	(277.9)	(135.4)

Insurance subsidiaries acquired during the year(3)	–	–	–	68.4	372.9

Provision for claims and LAE at December 31 excluding CTR Life	1,046.5	1,057.3	1,024.4	1,004.1	742.0
CTR Life	20.6	24.2	25.3	27.6	34.9

Provision for claims and LAE at December 31	1,067.1	1,081.5	1,049.7	1,031.7	776.9

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)	Runoff assumed liability for the claims reserves of Advent’s Syndicate 3330 effective January 1, 2012 and nSpire Re’s Group Re business was transferred to Runoff in 2008.

(3)	Polish Re and Advent were acquired in 2009 and 2008 respectively.

The following table shows for the Insurance and Reinsurance – Other reporting segment (comprised only of Group Re prior to 2008) the original provision for losses and LAE at each calendar year-end commencing in 2002, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.

Insurance and Reinsurance – Other’s Calendar Year Claims Reserve Development(1)

	Calendar Year
As at December 31	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Provisions for claims including LAE	226.1	263.3	267.6	315.6	373.5	456.5	742.0	1,004.1	1,024.4	995.5	1,046.5
Cumulative payments as of:
One year later	78.2	115.8	54.3	40.3	85.9	93.0	197.7	240.5	278.8	261.7
Two years later	175.5	152.8	74.6	104.3	151.9	160.5	262.5	421.8	395.6
Three years later	206.0	164.9	128.8	160.5	209.4	238.7	401.0	503.7
Four years later	209.0	210.0	179.2	206.6	267.3	304.3	461.2
Five years later	243.4	251.8	216.2	252.7	318.0	331.0
Six years later	276.7	280.8	252.5	290.5	334.3
Seven years later	299.5	309.6	280.3	301.4
Eight years later	320.6	328.9	289.3
Nine years later	334.7	336.7
Ten years later	349.3
Reserves re-estimated as of:
One year later	268.2	286.3	279.6	319.4	429.4	383.8	833.5	989.2	966.2	1,016.9
Two years later	295.2	302.9	288.2	361.9	375.8	454.1	833.0	939.8	993.1
Three years later	310.1	317.3	326.7	322.9	436.9	484.2	787.6	959.0
Four years later	323.4	348.4	302.8	377.6	458.0	477.6	801.9
Five years later	348.1	338.0	351.7	393.3	452.5	492.8
Six years later	343.5	375.2	364.5	387.1	465.1
Seven years later	374.6	384.7	359.4	392.3
Eight years later	380.3	381.3	366.2
Nine years later	377.9	389.9
Ten years later	387.0
Favourable (unfavourable) development	(160.9)	(126.6)	(98.6)	(76.7)	(91.6)	(36.3)	(59.9)	45.1	31.3	(21.4)

(1)	The table above has been restated to reflect the transfer of nSpire Re’s Group Re business to Runoff effective January 1, 2008.

The Insurance and Reinsurance – Other reporting segment experienced net unfavourable development of prior years’ reserves of $21.4 in 2012 as a result of net favourable development of $0.6 (principally comprised of net favourable development at Advent across most lines of business, partially offset by net adverse development at Polish Re related to commercial automobile claims reserves) which was offset by the effect of net unfavourable foreign currency movements of $22.0 (principally related to the translation of the Canadian dollar-denominated claims reserves of CRC Re). The total unfavourable impact of the effect of foreign currency translation on claims reserves of $22.3 was principally related to the strengthening of the Canadian dollar relative to the U.S. dollar and comprised $22.0 related to prior years’ reserves and $0.3 related to the current year’s reserves.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Runoff

The following table shows for the Runoff operations the provision for losses and LAE as originally and as currently estimated for the years 2008 through 2012. The favourable or unfavourable development from prior years has been credited or charged to each year’s earnings.

Reconciliation of Provision for Claims – Runoff(1)

	2012	2011	2010	2009		2008
Provision for claims and LAE at January 1	2,860.6	2,095.0	1,956.7	1,989.9		2,116.5

Transfers to Runoff(2)	61.8	484.2	–	–		97.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	133.8	8.8	1.8	–		13.7
Foreign exchange effect on claims	3.3	(9.3)	(8.4)	14.3		(30.5)
Increase in provision for prior accident years’ claims	41.3	56.7	50.6	57.6		64.1

Total incurred losses on claims and LAE	178.4	56.2	44.0	71.9		47.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(7.4)	(1.8)	(0.1)	–		(2.6)
Payments on prior accident years’ claims	(273.8)	(211.4)	(300.0)	(105.1	) (3)	(269.2)

Total payments for losses on claims and LAE	(281.2)	(213.2)	(300.1)	(105.1)		(271.8)

Provision for claims and LAE at December 31 before the undernoted	2,819.6	2,422.2	1,700.6	1,956.7		1,989.9

A&E reserves transferred from Crum & Forster(4)	–	334.5	–	–		–

Runoff subsidiaries acquired during the year(5)	925.0	103.9	394.4	–		–

Provision for claims and LAE at December 31	3,744.6	2,860.6	2,095.0	1,956.7		1,989.9

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)	Transfer to Runoff of Advent’s Syndicate 3330 in 2012, OdysseyRe’s Clearwater Insurance business in 2011 and nSpire Re’s Group Re business in 2008.

(3)	Reduced by $136.2 of proceeds from the commutation of several reinsurance treaties.

(4)	Runoff assumed liability for substantially all of Crum & Forster’s asbestos and environmental claims reserves effective December 31, 2011.

(5)	RiverStone Insurance and Syndicates 535 and 1204 in 2012, Syndicate 376 in 2011, General Fidelity and Syndicate 2112 in 2010.

Runoff experienced net adverse development of prior years’ reserves in 2012 of $41.3. U.S. Runoff experienced $109.9 of net adverse development of prior years’ reserves (primarily related to net strengthening of workers’ compensation, asbestos and environmental loss reserves and other latent claims reserves), partially offset by $68.6 of net favourable development of prior years’ reserves in European Runoff (related to net favourable emergence across all lines at European Runoff). Provision for current accident year’s claims of $133.8 in 2012 increased from $8.8 in 2011 primarily as a result of the impact of the Eagle Star reinsurance transaction.

Asbestos and Pollution

General A&E Discussion

A number of the company’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution (collectively “A&E”) claims. The vast majority of these claims are presented under policies written many years ago.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, across the United States, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The insurance industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify A&E exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent and yet-emerging legal doctrine.

In addition to asbestos and pollution, the company faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, and welding fumes. As a result of its historical underwriting profile and its focus on excess liability coverage for Fortune 500 type entities, Runoff faces the bulk of these potential exposures within Fairfax. Tobacco, although a significant potential risk to the company, has not presented significant actual exposure to date. Methyl tertiary butyl ether (“MTBE”) was a significant potential health hazard exposure facing the company, but Runoff has resolved the latest MTBE exposures. The remaining MTBE exposures appear to be minimal at this time. Although still a risk, lead pigment has had some favorable underlying litigation developments resulting in this hazard presenting less of a risk to the company. We continue to monitor Hepatitis C claims and have had some policyholders present coverage demands. While exposure to the insurance industry for Hepatitis C claims may be significant, exposure in the Runoff portfolio is minimal. Similarly, we are monitoring claims alleging breast cancer as a result of in utero exposure to diethylstilbestrol (“DES”), a synthetic estrogen supplement prescribed to prevent miscarriages or premature births. Historically, DES exposure cases involved alleged injuries to the reproductive tract. More recently filed cases are now alleging a link between DES exposure and breast cancer. Few policyholders have presented alleged DES breast cancer claims for coverage. Accordingly, exposure to Runoff for this claim type is limited.

Following the transfer of Clearwater Insurance to Runoff effective from January 1, 2011 and the assumption by Runoff of substantially all of Crum and Forster’s liabilities for asbestos, environmental and other latent claims effective from December 31, 2011, substantially all of Fairfax’s exposure to asbestos and pollution losses are now under the management of Runoff (these transactions are further described in the Runoff section of this MD&A). Following is an analysis of the company’s gross and net loss and ALAE reserves from A&E exposures as at December 31, 2012 and 2011, and the movement in gross and net reserves for those years:

	2012		2011
	Gross	Net	Gross	Net
A&E
Provision for A&E claims and ALAE at January 1	1,490.6	1,050.2	1,633.9	1,115.0
A&E losses and ALAE incurred during the year	221.3	88.6	47.7	47.1
A&E losses and ALAE paid during the year	(147.1)	(102.4)	(191.0)	(111.9)
Reinsurance transaction during the year(1)	92.9	92.9	–	–

Provision for A&E claims and ALAE at December 31	1,657.7	1,129.3	1,490.6	1,050.2

(1)	Runoff assumed the runoff portfolio of Eagle Star in 2012.

Asbestos Claim Discussion

As previously reported, tort reform, both legislative and judicial, has had a significant impact on the asbestos litigation landscape. The majority of claims now being filed and litigated continues to be mesothelioma, lung cancer, or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, the company has not seen this concern present. Asbestos litigation has seen mixed results, with both plaintiff and defense verdicts having been rendered in courts throughout the United States. The sharp decrease in the number of non-malignant and unimpaired injury cases

FAIRFAX FINANCIAL HOLDINGS LIMITED

in the tort system in recent years has allowed for the litigation to be dealt with more effectively than in the past. Expense has increased as a result of this trend, however, due to the fact that the malignancy cases are often more heavily litigated than the non-malignancy cases were.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures as at December 31, 2012 and 2011, and the movement in gross and net reserves for those years:

	2012		2011
	Gross	Net	Gross	Net
Asbestos
Provision for asbestos claims and ALAE at January 1	1,307.5	903.3	1,357.6	934.9
Asbestos losses and ALAE incurred during the year	203.1	95.6	73.8	49.3
Asbestos losses and ALAE paid during the year	(113.8)	(82.3)	(123.9)	(80.9)
Reinsurance transaction during the year(1)	59.6	59.6	–	–

Provision for asbestos claims and ALAE at December 31	1,456.4	976.2	1,307.5	903.3

(1)	Runoff assumed the runoff portfolio of Eagle Star in 2012.

The policyholders with the most significant asbestos exposure continue to be traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis in the United States. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. In addition, less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products, as well as premises owners continue to present with new reports. For the most part, these insureds are defendants on a regional rather than nationwide basis in the United States. The nature of these insureds and the claimant population associated with them, however, result in far less total exposure to the company than the historical traditional asbestos defendants. Reinsurance contracts entered into before 1984 also still present exposure to asbestos.

Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the company evaluates its asbestos exposure on an insured-by-insured basis. Since the mid-1990’s Fairfax has utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a ground-up, exposure-based analysis that constitutes the industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2012 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, including the legal uncertainties described above, the added uncertainty brought upon by recent changes in the asbestos litigation landscape, and possible future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.

Environmental Pollution Discussion

Environmental pollution claims represent another significant exposure for Fairfax. However, new reports of environmental pollution claims continue to remain low. While insureds with single-site exposures are still active, Fairfax has resolved the majority of known claims from insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.

Despite the stability of recent trends, there remains great uncertainty in estimating liabilities arising from these exposures. First, the number of hazardous materials sites subject to cleanup is unknown. Today, in the United States, approximately 1,312 sites are included on the National Priorities List of the Environmental Protection Agency. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty about claims for damages to natural resources. These claims seek compensation for the harm caused by the loss of natural resources beyond clean up costs and fines. Natural resources are generally defined as land, air, water, fish, wildlife, biota, and other such resources. Funds recovered in these actions are generally to be used for ecological restoration projects and replacement of the lost natural resources. At this point in time, natural resource damages claims have not developed into significant risks for the company’s insureds.

Following is an analysis of the company’s gross and net loss and ALAE reserves from pollution exposures as at December 31, 2012 and 2011, and the movement in gross and net reserves for those years:

	2012		2011
	Gross	Net	Gross	Net
Pollution
Provision for pollution claims and ALAE at January 1	183.1	146.9	276.3	180.1
Pollution losses and ALAE incurred during the year	18.2	(7.0)	(26.1)	(2.2)
Pollution losses and ALAE paid during the year	(33.3)	(20.1)	(67.1)	(31.0)
Reinsurance transaction during the year(1)	33.3	33.3	–	–

Provision for pollution claims and ALAE at December 31	201.3	153.1	183.1	146.9

(1)	Runoff assumed the runoff portfolio of Eagle Star in 2012.

As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by the company’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities: the exposure presented by each insured and the anticipated cost of resolution using ground-up, exposure-based analysis that constitutes industry “best practice” for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants, and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.

In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of potentially responsible parties at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Summary

Management believes that the A&E reserves reported at December 31, 2012 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These A&E reserves are continually monitored by management and reviewed extensively by independent actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis of A&E exposures. However, to the extent that future social, scientific, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, increases in loss reserves may emerge in future periods.

Recoverable from Reinsurers

Fairfax’s subsidiaries purchase reinsurance to reduce their exposure on the insurance and reinsurance risks they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s financial strength ratings and maintain capital and surplus exceeding $500.0. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.

Recoverable from reinsurers on the consolidated balance sheet ($5,290.8 at December 31, 2012) consists of future recoverables from reinsurers on unpaid claims ($4,663.7), reinsurance receivable on paid losses ($469.6) and the unearned portion of premiums ceded to reinsurers ($427.4), net of provision for uncollectible balances ($269.9). Recoverables from reinsurers on unpaid claims increased by $1,059.1 to $4,663.7 at December 31, 2012 from $3,604.6 at December 31, 2011 with the increase related primarily reflecting the impact of certain transactions at Runoff (principally the consolidation of RiverStone Insurance and the Syndicate 535 and Syndicate 1204 novation transactions) and increased business volumes at Fairfax Asia, Crum & Forster and Fairfax Brasil, partially offset by collections in 2012 of the significant catastrophe losses ceded in 2011 and the continued progress by Runoff as a result of normal cession and collection activity.

The following table presents Fairfax’s top 25 reinsurance groups (ranked by gross recoverable from reinsurers net of provisions for uncollectible reinsurance) at December 31, 2012. These 25 reinsurance groups represented 70.4% (68.2% at December 31, 2011) of Fairfax’s total recoverable from reinsurers at December 31, 2012.

Group	Principal reinsurers	A.M. Best rating (or S&P equivalent)(1)	Gross recoverable from reinsurers(2)	Net unsecured recoverable(3) from reinsurers
Swiss Re	Swiss Re America Corp.	A+	642.2	341.0
Brit	Brit Gibraltar	A	546.0	–
Lloyd’s	Lloyd’s	A	380.9	340.2
Munich	Munich Reinsurance Co. of Canada	A+	280.4	265.1
Everest	Everest Re (Bermuda) Ltd.	A+	200.7	166.7
ACE	ACE Property & Casualty Insurance Co.	A+	175.1	131.3
Alleghany	Transatlantic Re	A	168.3	73.5
GIC	General Insurance Corp. of India	A–	160.5	153.3
HDI	Hannover Rueckversicherung	A+	152.5	139.0
Berkshire Hathaway	General Reinsurance Corp.	A++	146.4	129.9
Aegon	Arc Re	(4)	104.9	3.9
SCOR	SCOR Canada Reinsurance Co.	A	103.5	98.2
Alterra	Alterra Bermuda Ltd.	A	89.9	74.8
QBE	QBE Reinsurance Corp.	A	88.5	71.6
CNA	Continental Casualty	A	81.6	64.7
Arden	Arden Reinsurance Ltd.	A–	77.5	10.1
Nationwide	Nationwide Mutual Insurance Co.	A+	75.2	74.6
Enstar	Unionamerica Insurance	NR	65.9	55.8
Singapore Re	Singapore Re Corp	A–	65.2	36.0
DE Shaw	D.E. Shaw (Bermuda) Ltd.	NR	56.2	14.7
Platinum	Platinum Underwriters Re Inc.	A	54.6	50.5
Liberty Mutual	Liberty Mutual Ins. Co.	A	52.3	51.0
Ullico	Ullico Casualty Co.	NR	51.9	–
Axis	Axis Reinsurance Co.	A	48.7	31.5
Partner Re	Partner Re Company of US	A+	48.2	41.0

Sub-total			3,917.1	2,418.4
Other reinsurers			1,643.6	1,343.8

Total recoverable from reinsurers			5,560.7	3,762.2
Provision for uncollectible reinsurance			(269.9)	(269.9)

Recoverable from reinsurers			5,290.8	3,492.3

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group).

(2)	Before specific provisions for uncollectible reinsurance.

(3)	Net of outstanding balances for which security was held, but before specific provisions for uncollectible reinsurance.

(4)	Aegon is rated AA- by S&P; Arc Re is not rated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents the classification of the $5,290.8 gross recoverable from reinsurers according to the financial strength rating of the responsible reinsurers at December 31, 2012. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

Consolidated Recoverable from Reinsurers

	Consolidated Recoverable from Reinsurers
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers

A++	217.6	31.8	185.8
A+	1,706.2	413.0	1,293.2
A	1,531.4	216.4	1,315.0
A-	475.3	223.1	252.2
B++	34.3	18.2	16.1
B+	29.5	0.1	29.4
B or lower	52.6	52.0	0.6
Not rated	1,362.0	761.7	600.3
Pools and associations	151.8	82.2	69.6

	5,560.7	1,798.5	3,762.2
Provision for uncollectible reinsurance	(269.9)		(269.9)

Recoverable from reinsurers	5,290.8		3,492.3

To support gross recoverable from reinsurers balances, Fairfax had the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,798.5 as at December 31, 2012 as follows:

•	for reinsurers rated A- or better, Fairfax had security of $884.3 against outstanding reinsurance recoverable of $3,930.5;

•	for reinsurers rated B++ or lower, Fairfax had security of $70.3 against outstanding reinsurance recoverable of $116.4;

•	for unrated reinsurers, Fairfax had security of $761.7 against outstanding reinsurance recoverable of $1,362.0; and

•	for pools and associations, Fairfax had security of $82.2 against outstanding reinsurance recoverable of $151.8.

In addition to the above security arrangements, Lloyd’s is also required to maintain funds in Canada and the United States that are monitored by the applicable regulatory authorities.

Substantially all of the $269.9 provision for uncollectible reinsurance related to the $646.4 of net unsecured reinsurance recoverable from reinsurers rated B++ or lower or which are unrated (excludes pools and associations).

The following tables separately break out the consolidated recoverable from reinsurers for the insurance and reinsurance operations and for the runoff operations. As shown in those tables, approximately 39.2% of the consolidated recoverable from reinsurers related to runoff operations as at December 31, 2012 (compared to 26.9% at December 31, 2011) with the increase year-over-year primarily related to the acquisition of RiverStone Insurance by Runoff. Prior to giving effect to this transaction, recoverable from reinsurers at Runoff increased by $53.0 in 2012 compared to 2011 primarily as a result of net strengthening of workers’ compensation, asbestos and environmental loss reserves and other latent claims reserves.

Recoverable from Reinsurers – Insurance and Reinsurance Operating Companies and Runoff Operations

	Insurance and Reinsurance Operating Companies			Runoff Operations
A.M. Best rating (or S&P equivalent)	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	176.0	31.2	144.8	41.6	0.6	41.0
A+	1,190.1	382.9	807.2	516.1	30.1	486.0
A	1,152.3	186.8	965.5	379.1	29.6	349.5
A-	371.7	151.9	219.8	103.6	71.2	32.4
B++	22.3	12.9	9.4	12.0	5.3	6.7
B+	1.7	—	1.7	27.8	0.1	27.7
B or lower	52.1	52.0	0.1	0.5	—	0.5
Not rated	164.1	56.1	108.0	1,197.9	705.6	492.3
Pools and associations	141.4	82.2	59.2	10.4	—	10.4

	3,271.7	956.0	2,315.7	2,289.0	842.5	1,446.5
Provision for uncollectible reinsurance	(55.5)		(55.5)	(214.4)		(214.4)

Recoverable from reinsurers	3,216.2		2,260.2	2,074.6		1,232.1

Based on the preceding analysis of the company’s recoverable from reinsurers and on the credit risk analysis performed by the company’s reinsurance security department as described below, Fairfax believes that its provision for uncollectible reinsurance has provided for all likely losses arising from uncollectible reinsurance at December 31, 2012.

The company’s reinsurance security department, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverable from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.

The insurance and reinsurance operating companies purchase reinsurance to achieve various objectives including protection from catastrophic financial loss resulting from a single event, such as the total fire loss of a large manufacturing plant, protection against the aggregation of many smaller claims resulting from a single event, such as an earthquake or major hurricane, that may affect many policyholders simultaneously and generally to protect capital by limiting loss exposure to acceptable levels. Ceded reinsurance transactions had a net favourable pre-tax impact in 2012 of $50.2 (2011 – $57.6) comprised as set out in the table that follows:

	2012	2011
Reinsurers’ share of premiums earned	(1,211.3)	(1,121.4)
Commissions earned on reinsurers’ share of premiums earned	239.5	226.1
Reinsurers’ share of losses on claims	1,030.3	931.6
Release (provision) for uncollectible reinsurance	(8.3)	21.3

Net impact of ceded reinsurance (pre-tax)	50.2	57.6

Reinsurers’ share of premiums earned increased to $1,211.3 in 2012 from $1,121.4 in 2011 primarily at OdysseyRe as a result of a new quota share reinsurance contract covering multiline risks in Brazil and growth in its U.S. insurance lines of business. OdysseyRe’s respective purchases of retrocession and reinsurance coverage for these risks tends to be higher than the average across the other operating companies. Commissions earned on reinsurers’ share of premiums earned increased to $239.5 in 2012 from $226.1 in 2011 with the increase commensurate with the increase in reinsurers’ share of premiums earned as described above. Reinsurers’ share of losses on claims increased to $1,030.3 in 2012 from $931.6 in 2011 primarily as a result of losses ceded to reinsurers by Northbridge in connection with Hurricane Sandy, the effect on reinsurers’ share of losses on claims related to

FAIRFAX FINANCIAL HOLDINGS LIMITED

reserve strengthening at Runoff and increased losses ceded to reinsurers by First Capital consistent with its growth. In 2012, the company recorded a net provision for uncollectible reinsurance of $8.3 compared to a net release of provision for uncollectible reinsurance of $21.3.

The use of reinsurance decreased cash provided by operating activities by approximately $56 in 2012 (2011 –decreased cash used in operating activities by approximately $8) primarily as a result of a 5.3% ($60.8) increase in premiums paid to reinsurers, with collections of ceded losses and commissions on reinsurer’ share of premiums written remaining relatively stable on a year-over-year basis. Ceded premiums paid to reinsurers increased to $1,204.2 in 2012 from $1,143.4 in 2011 primarily as a result of the same factors set out in the preceding paragraph related to the increase in reinsurers’ share of premiums earned. The decrease in collection of ceded losses from $902.7 in 2011 to $897.3 in 2012 primarily related to lower collections of ceded losses by Runoff, partially offset by higher collections of ceded losses by OdysseyRe consistent with its growth.

Investments

Hamblin Watsa Investment Counsel Ltd.

Hamblin Watsa Investment Counsel Ltd. (“Hamblin Watsa”) is a wholly owned subsidiary of the company that serves as the investment manager for Fairfax and all of its subsidiaries. Hamblin Watsa follows a long-term value-oriented investment philosophy with a primary emphasis on the preservation of invested capital. Hamblin Watsa looks for a margin of safety in its investments by: applying thorough proprietary analysis of investment opportunities and markets to assess the financial strength of issuers; identifying attractively priced securities selling at discounts to intrinsic value; and hedging risk where appropriate. Hamblin Watsa is opportunistic in seeking undervalued securities in the market, often investing in out-of-favour securities when sentiment is negative, and willing to keep a large portion of its investment portfolio in cash and cash equivalents when markets are perceived to be over-valued.

Hamblin Watsa generally operates as a separate investment management entity, with Fairfax’s CEO and one other corporate officer being members of Hamblin Watsa’s investment committee. Hamblin Watsa’s investment committee is responsible for making all investment decisions, subject to relevant regulatory guidelines and constraints. The investment process is overseen by management of Hamblin Watsa. The Fairfax Board of Directors and each of the insurance and reinsurance subsidiaries are kept apprised of significant investment decisions through the financial reporting process as well as periodic presentations by Hamblin Watsa management.

Overview of Investment Performance

Investments at their year-end carrying values (including at the holding company) in Fairfax’s first year and for the past ten years are presented in the following table. Included in bonds are credit and CPI-linked derivatives and common stocks includes investments in associates and equity derivatives.

Year(1)	Cash and short term investments	Bonds	Preferred stocks	Common stocks	Real estate	Total(2)	Per share ($)
1985	6.4	14.1	1.0	2.5	–	24.0	4.80

2003	6,120.8	4,705.2	142.3	1,510.7	12.2	12,491.2	901.35
2004	4,075.0	7,260.9	135.8	1,960.9	28.0	13,460.6	840.80
2005	4,385.0	8,127.4	15.8	2,324.0	17.2	14,869.4	835.11
2006	5,188.9	9,017.2	16.4	2,579.2	18.0	16,819.7	948.62
2007	3,965.7	11,669.1	19.9	3,339.5	6.5	19,000.7	1,075.50
2008	6,343.5	9,069.6	50.3	4,480.0	6.4	19,949.8	1,140.85
2009	3,658.8	11,550.7	357.6	5,697.9	8.0	21,273.0	1,064.24
2010	4,073.4	13,353.5	627.3	5,221.2	24.6	23,300.0	1,139.07
2011	6,899.1	12,074.7	608.3	4,717.4	23.0	24,322.5	1,193.70
2012	8,085.4	11,545.9	651.4	5,788.2	23.3	26,094.2	1,288.89

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

The increase in total investments per share of $95.19 from $1,193.70 at December 31, 2011 to $1,288.89 at December 31, 2012 primarily reflected the consolidation of the portfolio investments of RiverStone Insurance ($1,236.3 at December 31, 2012), net appreciation of bonds (principally bonds issued by U.S. states and municipalities and corporate and other bonds) and common stocks and decreased Fairfax common shares effectively outstanding (20,245,411 at December 31, 2012 compared to 20,375,796 at December 31, 2011), partially offset by net mark-to-market losses related to the company’s long and short equity and equity index total return swap derivative contracts. Since 1985, investments per share have compounded at a rate of 24.0% per year.

Interest and Dividend Income

The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income on holding company cash and investments was $28.1 in 2012 (2011 – $45.3) prior to giving effect to total return swap expense of $38.3 (2011 – $39.0). Interest and dividend income earned in Fairfax’s first year and for the past ten years is presented in the following table.

		Interest and dividend income
	Average	Pre-tax			After tax
Year(1)	Investments at carrying value(2)	Amount	Yield (%)	Per share ($)	Amount	Yield (%)	Per share ($)
1986	46.3	3.4	7.34	0.70	1.8	3.89	0.38

2003	11,527.5	331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	746.5	4.72	42.03	485.3	3.07	27.32
2007	17,898.0	761.0	4.25	42.99	494.7	2.76	27.95
2008	19,468.8	626.4	3.22	34.73	416.6	2.14	23.10
2009	20,604.2	712.7	3.46	38.94	477.5	2.32	26.09
2010	22,270.2	711.5	3.20	34.82	490.9	2.20	24.02
2011	23,787.5	705.3	2.97	34.56	505.7	2.13	24.78
2012	25,185.2	409.3	1.63	19.90	300.8	1.19	14.63

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

Consolidated interest and dividend income decreased from $705.3 in 2011 to $409.3 in 2012 primarily as a result of the combined effects of sales during 2011 and 2012 of higher yielding government bonds (principally U.S. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks. Total return swap expense (a component of interest and dividend income) was higher in 2012 compared to 2011 ($204.9 in 2012 compared to $140.3 in 2011) due to increased dividends payable (primarily the dividend payable on the Russell 2000 exchange traded fund) and higher average notional amounts of short positions effected through total return swaps on a year-over-year basis. Primarily as a result of these factors, the company’s pre-tax interest and dividend income yield in 2012 of 1.63% decreased from 2.97% in 2011. The company’s after-tax interest and dividend yield in 2012 of 1.19% (compared to 2.13% in 2011) reflected the benefit of the decrease in the company’s Canadian statutory income tax rate from 28.3% in 2011 to 26.5% in 2012.

Prior to giving effect to the interest expense which accrued to reinsurers on funds withheld and total return swap expense (described in the two subsequent paragraphs), interest and dividend income in 2012 of $634.4 (2011 – $861.9) produced a pre-tax gross portfolio yield of 2.52% (2011 – 3.62%). The company’s pre-tax gross portfolio yield decreased on a year-over-year basis primarily reflecting the combined effects of sales during 2011 and 2012 of higher yield government bonds (principally U.S. treasury and Canadian government bonds), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Funds withheld payable to reinsurers shown on the consolidated balance sheets represents funds to which the company’s reinsurers are entitled (principally premiums and accumulated accrued interest on aggregate stop loss reinsurance treaties) but which Fairfax retains as collateral for future obligations of those reinsurers. Claims payable under such reinsurance treaties are paid first out of the funds withheld balances. At December 31, 2012, funds withheld payable to reinsurers shown on the consolidated balance sheet of $439.7 ($412.6 at December 31, 2011) principally related to Crum & Forster of $322.4 ($318.0 at December 31, 2011) and First Capital of $94.7 ($46.5 at December 31, 2011). The year-over-year increase in funds withheld payable to reinsurers at First Capital primarily reflected increased reinsurance purchased during the year commensurate with the growth in gross premiums written. Interest expense which accrued to reinsurers on funds withheld totaled $20.2 in 2012 (2011 –$16.3). The company’s consolidated interest and dividend income in 2012 and 2011 is shown net of these amounts.

The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense” refers to the net dividends and interest paid or received related to the company’s long and short equity and equity index total return swaps which totaled $204.9 in 2012 (2011 – $140.3). The company’s consolidated interest and dividend income in 2012 and 2011 is shown net of these amounts.

The share of profit of associates increased from $1.8 in 2011 to $15.0 in 2012. The share of profit of associates in 2012 included an $18.8 share of the net loss of Fibrek (principally comprised of an impairment charge), a $22.0 share of the net loss of Thai Re (principally comprised of net reserve strengthening related to the Thailand floods) and a $12.9 share of the profit of ICICI Lombard. The share of profit of associates in 2011 included a $36.1 share of the net loss of ICICI Lombard. The net earnings of ICICI Lombard in 2011 were adversely affected by reserve strengthening related to its mandatory pro-rata participation in the Indian commercial vehicle insurance pool, partially offset by net mark-to-market gains on the ICICI Lombard investment portfolio.

Net Gains (Losses) on Investments

Net gains on investments of $642.6 in 2012 (2011 – $691.2) were comprised as shown in the following table:

	2012			2011
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	133.9	563.7	697.6	491.6	(1,266.4)	(774.8)
Preferred stocks – convertible	–	(36.2)	(36.2)	–	(5.2)	(5.2)
Bonds – convertible	62.7	124.0	186.7	43.1	(19.6)	23.5
Gain on disposition of associate(1)	196.8	–	196.8	7.0	–	7.0
Other equity derivatives(2) (3)	76.7	(2.9)	73.8	161.9	(205.2)	(43.3)

Equity and equity-related holdings	470.1	648.6	1,118.7	703.6	(1,496.4)	(792.8)
Equity hedges(3)	6.3	(1,011.8)	(1,005.5)	–	413.9	413.9

Equity and equity-related holdings after equity hedges	476.4	(363.2)	113.2	703.6	(1,082.5)	(378.9)
Bonds	566.3	161.8	728.1	424.6	854.1	1,278.7
Preferred stocks	1.0	(1.3)	(0.3)	0.9	(2.8)	(1.9)
CPI-linked derivatives	–	(129.2)	(129.2)	–	(233.9)	(233.9)
Other derivatives	63.7	(60.3)	3.4	10.8	38.6	49.4
Foreign currency	(44.7)	(31.5)	(76.2)	(64.5)	30.1	(34.4)
Other	2.3	1.3	3.6	13.0	(0.8)	12.2

Net gains (losses) on investments	1,065.0	(422.4)	642.6	1,088.4	(397.2)	691.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	421.3	(328.6)	92.7	354.6	398.5	753.1
U.S. states and municipalities	149.7	403.0	552.7	(2.0)	644.7	642.7
Corporate and other	(4.7)	87.4	82.7	72.0	(189.1)	(117.1)

	566.3	161.8	728.1	424.6	854.1	1,278.7

(1)

On December 10, 2012, the company sold all of its ownership interest in Cunningham Lindsey for net cash proceeds of $270.6 and recognized a net gain on investment of $167.0 (including amounts previously recorded in accumulated other comprehensive income).

On April 13, 2012, the company sold all of its ownership interest in Fibrek Inc. to Resolute Forest Products for net cash proceeds of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7) and recognized a net gain on investment of $29.8 (including amounts previously recorded in accumulated other comprehensive income).

On December 30, 2011, Polish Re, a wholly owned subsidiary of the company sold all of its interest in Polskie Towarzystwo Ubezpiezen S.A. (PTU) and received cash proceeds of $10.1 (34.7 million Polish zloty) and recorded a net gain on investments of $7.0.

(2)	Other equity derivatives include long equity total return swaps and equity warrants.

(3)

Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company’s long term risk management objectives are presented within net change in unrealized gains (losses).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Equity and equity related holdings: The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. In 2012, the three principle indexes underlying the company’s hedges performed as follows: the Russell 2000 index increased 14.6.%, the S&P 500 index increased 13.4% and the S&P/TSX 60 index increased 4.8%. In 2012, the company’s equity and equity-related holdings after equity hedges produced a net gain of $113.2 compared to a net loss of $378.9 in 2011. At December 31, 2012, equity hedges with a notional amount of $7,668.5 ($7,135.2 at December 31, 2011) represented 100.6% (104.6% at December 31, 2011) of the company’s equity and equity-related holdings of $7,626.5 ($6,822.7 at December 31, 2011). In 2011, the impact of basis risk was somewhat more evident (more so than in 2012 or in periods prior to 2011) and reflected a lag in the performance of the company’s equity and equity-related holdings relative to the performance of the economic equity hedges used to protect those holdings. The company’s expectation over the long term, and consistent with its historical investment performance, is that its equity and equity-related holdings will outperform the broader equity indexes and any net losses related to the company’s equity and equity-related holdings after equity hedges are temporary and will be recouped in future periods.

During 2012, the company closed $394.2 (2011 – $41.4) of original notional amount of short positions in certain individual equities to reduce its economic equity hedges as a proportion of its equity and equity-related holdings. In the future, the company may manage its net exposure to its equity and equity-related holdings by adjusting the notional amounts of its equity hedges upwards or downwards. The company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure. This situation may arise due to the timing of opportunities for the company to exit and enter hedges at attractive prices, as a result of a decision by the company to hedge an amount less than the company’s full equity exposure or as a result of any non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity risk. Refer to “Market Price Fluctuations” in note 24 (Financial Risk Management) to the company’s consolidated financial statements for the year ended December 31, 2012 for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

Bonds: Net gains on bonds of $728.1 in 2012 (2011 – $1,278.7) were primarily comprised of a combination of realized and net mark-to-market gains on U.S. state and municipal government bonds, realized gains on U.S. government bonds and net mark-to-market gains on other government bonds.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2012, these contracts have a remaining weighted average life of 7.7 years (8.6 years at December 31, 2011), a notional amount of $48.4 billion ($46.5 billion at December 31, 2011) and fair value of $115.8 ($208.2 at December 31, 2011). The company’s CPI-linked derivative contracts produced unrealized losses of $129.2 in 2012 (2011 – $233.9). The unrealized losses on the CPI-linked derivative contracts were primarily a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in “CPI-linked derivatives” in note 7 (Short Sale and Derivative Transactions) to the company’s consolidated financial statements for the year ended December 31, 2012 for a discussion of the company’s economic hedge against the potential adverse financial impact of decreasing price levels.

Total Return on the Investment Portfolio

The following table presents the performance of the investment portfolio in Fairfax’s first year and for the most recent ten years. For the years 1986 to 2006, the calculation of total return on average investments included interest and dividends, net realized gains (losses) and changes in net unrealized gains (losses) as the majority of the company’s investment portfolio was carried at cost or amortized cost. For the years 2007 to 2009, Canadian GAAP required the company to carry most of its investments at fair value and as a result, the calculation of total return on average investments during this period included interest and dividends, net investment gains (losses) recorded in net earnings, net unrealized gains (losses) recorded in other comprehensive income and changes in net unrealized gains (losses) on equity accounted investments. Effective January 1, 2010, the company adopted IFRS and was required to carry the majority of its investments as at FVTPL and as a result, the calculation of total return on average investments in 2010, 2011 and 2012 includes interest and dividends, net investment gains (losses) recorded in net earnings and changes in net unrealized gains (losses) on equity accounted investments. All of the above noted amounts are included in the calculation of total return on average investments on a pre-tax basis.

Year(1)	Average investments at carrying value(2)	Interest and dividends	Net realized gains		Change in unrealized gains (losses)	Net gains (losses) recorded in:		Change in unrealized gains (losses) on investments in associates	Total return on average investments
						Net earnings(3)	Other comprehensive income
										(%)
1986	46.3	3.4	0.7		(0.2)	–	–	–	3.9	8.4

2003	11,527.5	331.9	826.1		142.4	–	–	–	1,300.4	11.3
2004	12,955.8	375.7	300.5	(4)	165.6	–	–	–	841.8	6.5
2005	14,142.5	466.1	385.7		73.0	–	–	–	924.8	6.5
2006	15,827.0	746.5	789.4	(5)	(247.8)	–	–	–	1,288.1	8.1
2007	17,898.0	761.0	–		–	1,639.5	304.5	(131.2)	2,573.8	14.4
2008	19,468.8	626.4	–		–	2,718.6	(426.7)	278.3	3,196.6	16.4
2009	20,604.2	712.7	–		–	904.3	1,076.7	(185.2)	2,508.5	12.2
2010	22,270.2	711.5	–		–	28.7	–	98.2	838.4	3.8
2011	23,787.5	705.3	–			737.7	–	78.5	1,521.5	6.4
2012	25,185.2	409.3				639.4		79.6	1,128.3	4.5

Cumulative from inception		8,597.9	3,887.8			6,668.2				9.4	(6)

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP for 2009 and prior. Under Canadian GAAP, investments were generally carried at cost or amortized cost in 2006 and prior.

(2)	Net of short sale and derivative obligations of the holding company and the subsidiary companies commencing in 2004.

(3)

Excludes a net gain in 2012 of $3.2 (2011 – net loss of $46.5; 2010 – net loss of $31.7; 2009 – net gain of $14.3; 2008 – net loss of $147.9; 2007 – net gain of $26.4) recognized on the company’s underwriting activities related to foreign currency. Net gains on investments in 2009 also excluded $25.9 of gains recognized on transactions in the common and preferred shares of the company’s consolidated subsidiaries.

(4)	Excludes the $40.1 gain on the company’s 2004 secondary offering of Northbridge and the $27.0 loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(5)

Excludes the $69.7 gain on the company’s 2006 secondary offering of OdysseyRe, the $15.7 loss on the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(6)	Simple average of the total return on average investments for each of the 27 years.

Investment gains have been an important component of Fairfax’s financial results since 1985, having contributed an aggregate $11,614.7 (pre-tax) to total equity since inception. The contribution has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. From inception in 1985 to 2012, total return on average investments has averaged 9.4%.

The company has a long term, value-oriented investment philosophy. It continues to expect fluctuations in the global financial markets for common stocks, bonds and derivative and other securities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Bonds

A summary of the composition of the company’s fixed income portfolio as at December 31, 2012 and 2011, classified according to the higher of each security’s respective S&P and Moody’s issuer credit ratings, is presented in the table that follows:

	December 31, 2012		December 31, 2011
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,711.5	23.7	2,955.5	25.1
AA/Aa	5,069.6	44.4	5,408.0	45.9
A/A	2,266.0	19.8	1,822.6	15.5
BBB/Baa	282.7	2.5	349.3	3.0
BB/Ba	53.3	0.5	75.5	0.6
B/B	448.8	3.9	125.6	1.1
Lower than B/B and unrated	588.4	5.2	1,034.4	8.8

Total	11,420.3	100.0	11,770.9	100.0

The majority of the securities within the company’s fixed income portfolio are rated investment grade or higher with 68.1% (71.0% at December 31, 2011) being rated AA or higher (primarily consisting of government obligations). Bonds rated lower than B/B and unrated comprised 8.8% of the fixed income portfolio at December 31, 2011 compared to 5.2% at December 31, 2012 with the decrease primarily reflecting an upgrade to the credit rating of the company’s Greek sovereign bonds, the conversion to equity of certain convertible bonds and the redemption of other corporate bonds. Notwithstanding the foregoing, there were no significant changes to the credit quality of the company’s fixed income portfolio at December 31, 2012 compared to December 31, 2011. At December 31, 2012, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian, U.K. and German sovereign government bonds) to which the company had the greatest exposure totaled $3,562.6 ($3,862.0 at December 31, 2011), which represented approximately 13.7% (15.9% at December 31, 2011) of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2012 was $254.9, which represented approximately 1.0% (0.9% at December 31, 2011) of the total investment portfolio.

As at December 31, 2012, the company had investments with a fair value of $396.9 ($415.7 at December 31, 2011) in sovereign government bonds rated A/A or lower including $173.5 ($244.2 at December 31, 2011) of Greek bonds (originally purchased at deep discounts to par) and $124.4 ($82.8 at December 31, 2011) of Polish bonds (purchased to match claims liabilities of Polish Re), representing in the aggregate 1.5% (1.7% at December 31, 2011) of the total investment portfolio. As at December 31, 2012 and 2011, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain.

The consolidated investment portfolio included $6.9 billion ($6.2 billion at December 31, 2011) of U.S. state and municipal bonds (approximately $5.3 billion tax-exempt, $1.6 billion taxable), almost all of which were purchased during 2008 and are owned in the subsidiary investment portfolios. A significant portion of the company’s investment in U.S. state and municipal bonds, approximately $4.0 billion at December 31, 2012 ($3.8 billion at December 31, 2011), are insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2012
Change in Interest Rates	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
200 basis point increase	9,766.7	(1,132.0)	(14.5)
100 basis point increase	10,522.5	(595.1)	(7.6)
No change	11,420.3	–	–
100 basis point decrease	12,493.2	735.7	9.4
200 basis point decrease	13,803.7	1,635.3	20.9

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

The company’s exposure to credit risk and interest rate risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Common Stocks

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2012, the company had aggregate equity and equity-related holdings of $7,626.5 (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) compared to aggregate equity and equity-related holdings at December 31, 2011 of $6,822.7. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns, the company economically hedged its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps as set out in the table below. The company’s objective is that the equity hedges be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s economic hedging programs related to equity risk.

	December 31, 2012				December 31, 2011
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	52,881,400	3,501.9	662.22	849.35	52,881,400	3,501.9	662.22	740.92
S&P 500	10,532,558	1,117.3	1,060.84	1,426.19	12,120,558	1,299.3	1,071.96	1,257.60
S&P/TSX 60	13,044,000	206.1	641.12	713.72	–	–	–	–
Other equity indices	–	140.0	–	–	–	140.0	–	–
Individual equities	–	1,231.3	–	–	–	1,597.3	–	–

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s common stock holdings and long positions in equity total return swaps as at December 31, 2012 and 2011 are summarized by the issuer’s primary industry in the table below.

	December 31,	December 31,
	2012	2011
Financials and investment funds	2,670.3	2,488.8
Commercial and industrial	1,632.5	1,698.6
Consumer products and other	1,288.2	1,005.6

	5,591.0	5,193.0

The company’s common stock holdings and long positions in equity total return swaps as at December 31, 2012 and 2011 are summarized by the issuer’s country of domicile in the table below.

	December 31,	December 31,
	2012	2011
United States	2,820.9	2,857.2
Canada	1,067.4	1,048.0
Ireland	413.3	410.4
Hong Kong	249.2	213.2
China	108.9	89.5
All other	931.3	574.7

	5,591.0	5,193.0

Derivatives and Derivative Counterparties

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31, 2012	December 31, 2011
Total derivative assets(1)	169.7	389.2
Impact of net settlement arrangements	(79.2)	(101.0)
Fair value of collateral deposited for the benefit of the company(2)	(56.5)	(141.6)
Excess collateral pledged by the company in favour of counterparties	38.5	129.7
Initial margin not held in segregated third party custodian accounts	93.1	80.6

Net derivative counterparty exposure after net settlement and collateral arrangements	165.6	356.9

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk.

(2)	Net of $3.9 ($65.7 at December 31, 2011) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at December 31, 2012, consisted of cash of $22.1 ($50.5 at December 31, 2011) and government securities of $38.3 ($156.8 at December 31, 2011). The company had not exercised its right to sell or repledge collateral at December 31, 2012.

Float

Fairfax’s float (a non-GAAP measure) is the sum of its loss reserves, including loss adjustment expense reserves, unearned premium reserves and other insurance contract liabilities, less insurance contract receivables, recoverable from reinsurers and deferred premium acquisition costs. The annual benefit (cost) of float is calculated by dividing the underwriting profit (loss) by the average float in that year. Float arises as an insurance or reinsurance business receives premiums in advance of the payment of claims.

The following table presents the accumulated float and the cost of generating that float for Fairfax’s insurance and reinsurance operations. The average float from those operations increased by 5.2% in 2012 to $11,906.0, at no cost.

Year	Underwriting profit (loss)(1)	Average float	Benefit (cost) of float	Average long term Canada treasury bond yield
1986	2.5	21.6	11.6%	9.6%

2008	(280.9)	8,917.8	(3.1)%	4.1%
2009	7.3	9,429.3	0.1%	3.9%
2010	(236.6)	10,430.5	(2.3)%	3.8%
2011	(754.4)	11,315.1	(6.7)%	3.3%
2012	11.6	11,906.0	0.1%	2.4%
Weighted average since inception			(2.5)%	4.5%

Fairfax weighted average financing differential since inception: 2.0%

(1)	IFRS basis for 2012 and 2011; Canadian GAAP basis for 2010 and prior without reclassifications to conform with the IFRS presentation adopted in 2011.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents a breakdown of total year-end float for the most recent five years.

	Insurance			Reinsurance	Insurance and Reinsurance	Total Insurance and Reinsurance
			Fairfax
Year	Northbridge(1)	U.S.(2)	Asia(3)	OdysseyRe(4)	Other(5)		Runoff(6)	Total
2008	1,739.1	2,125.1	68.9	4,398.6	726.4	9,058.1	1,783.8	10,841.9
2009	2,052.8	2,084.5	125.7	4,540.4	997.0	9,800.4	1,737.0	11,537.4
2010	2,191.9	2,949.7	144.1	4,797.6	977.3	11,060.6	2,048.9	13,109.5
2011	2,223.1	3,207.7	387.0	4,733.4	1,018.4	11,569.6	2,829.4	14,399.0
2012	2,314.1	3,509.1	470.7	4,905.9	1,042.6	12,242.4	3,636.8	15,879.2

During 2012, the company’s aggregate float increased by $1,480.2 to $15,879.2.

(1)

Northbridge’s float increased by 4.1% (at a cost of 2.5%) primarily due to increased loss reserves (including the effect on loss reserves of the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by an increase in reinsurance recoverables.

(2)

U.S. Insurance’s float increased by 9.4% (at a cost of 6.1%) due to increased loss reserves and unearned premium reserves as a result of increased premium volume, partially offset by increased reinsurance recoverables at Crum & Forster.

(3)

Fairfax Asia’s float increased by 21.6% (at no cost) due to increased loss reserves, unearned premium reserves and reinsurance funds withheld balances, primarily from increased premium volume, partially offset by increased reinsurance recoverables.

(4)	OdysseyRe’s float increased by 3.6% (at no cost) primarily due to increased loss reserves as a result of increased premium volume.

(5)

Insurance and Reinsurance – Other’s float increased by 2.4% (at a cost of 2.1%) primarily due to increased loss reserves recorded by Polish Re and Fairfax Brasil and decreased reinsurance recoverables at Advent resulting from the transfer of Syndicate 3330 to Runoff, partially offset by decreased loss reserves at Advent resulting from the aforementioned transfer and increased reinsurance recoverables at Fairfax Brasil.

(6)

Runoff’s float increased by 28.5% primarily due to the acquisition of RiverStone Insurance, the Eagle Star reinsurance transaction and the assumption of liability for claims reserves of Syndicate 3330 from Advent.

Financial Condition

Capital Resources and Management

The company manages its capital based on the following financial measurements and ratios(1):

	2012		2011		2010		2009		2008
Holding company cash and investments (net of short sale and derivative obligations)	1,128.0		962.8		1,474.2		1,242.7		1,555.0

Holding company debt	2,220.2		2,080.6		1,498.1		1,236.9		869.6
Subsidiary debt	670.9		623.9		919.5		903.4		910.2
Other long term obligations – holding company	157.5		314.0		311.5		173.5		187.7

Total debt	3,048.6		3,018.5		2,729.1		2,313.8		1,967.5

Net debt	1,920.6		2,055.7		1,254.9		1,071.1		412.5

Common shareholders’ equity	7,654.7		7,427.9		7,697.9		7,391.8		4,866.3
Preferred stock	1,166.4		934.7		934.7		227.2		102.5
Non-controlling interests	69.2		45.9		41.3		117.6		1,382.8

Total equity	8,890.3		8,408.5		8,673.9		7,736.6		6,351.6

Net debt/total equity	21.6%		24.4%		14.5%		13.8%		6.5%
Net debt/net total capital(2)	17.8%		19.6%		12.6%		12.2%		6.1%
Total debt/total capital(3)	25.5%		26.4%		23.9%		23.0%		23.7%
Interest coverage(4)	4.2	x	1.0	x	1.8	x	8.2	x	16.4	x
Interest and preferred share dividend distribution coverage(5)	3.0	x	0.7	x	1.4	x	7.5	x	15.0	x

(1)	IFRS basis for 2012, 2011 and 2010, and Canadian GAAP basis for 2009 and 2008.

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

Holding company debt (including other long term obligations) decreased by $16.9 to $2,377.7 at December 31, 2012 from $2,394.6 at December 31, 2011 primarily reflecting the repayment of the TIG Note and the repayment on maturity of $86.3 principal amount of Fairfax unsecured senior notes, partially offset by the issuance of Cdn$200.0 principal amount of Fairfax unsecured senior notes due 2022 and the foreign currency translation effect of the strengthening of the Canadian dollar relative to the U.S. dollar.

Subsidiary debt increased by $47.0 to $670.9 at December 31, 2012 from $623.9 at December 31, 2011 primarily reflecting the consolidation of the subsidiary indebtedness of Thomas Cook India ($36.6) and Prime Restaurants ($2.7) and increased subsidiary indebtedness of Ridley ($11.8), partially offset by the redemption by Crum & Forster of $6.2 principal amount of its unsecured senior notes due 2017.

Common shareholders’ equity increased by $226.8 to $7,654.7 at December 31, 2012 from $7,427.9 at December 31, 2011 primarily as a result of net earnings attributable to shareholders of Fairfax ($532.4) and the effect of increased accumulated other comprehensive income (an increase of $28.0 primarily related to foreign currency translation), partially offset by the company’s payments of dividends on its common and preferred shares ($266.3), the recognition of actuarial losses on its defined benefit plans (including those of its associates) in retained earnings ($32.8) and the net repurchase of subordinate voting shares for treasury ($48.4).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio decreased to 17.8% at December 31, 2012 from 19.6% at December 31, 2011 primarily as a result of a decrease in net debt and an increase in net total capital. The decrease in net debt was due to an increase in holding company cash and investments and a modest increase in total debt. The increase in net total capital was due to the issuance of Series K preferred shares on March 21, 2012, increased non-controlling interests and increased common shareholders’ equity, partially offset by decreased net debt. The consolidated total debt/total capital ratio decreased to 25.5% at December 31, 2012 from 26.4% at December 31, 2011 primarily as a result of increased total capital due to the issuance of Series K preferred shares on March 21, 2012, increased non-controlling interests, increased common shareholders’ equity and a modest increase in total debt.

The company believes that cash and investments net of short sale and derivative obligations at December 31, 2012 of $1,128.0 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s known obligations in 2013. Refer to the second paragraph of the Liquidity section of this MD&A for a discussion of the sources of liquidity available to the holding company and the holding company’s known significant commitments for 2013.

The company’s operating companies continue to maintain capital above minimum regulatory levels, at adequate levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels as discussed below. A common non-GAAP measure of capital adequacy in the property and casualty industry is the ratio of premiums to statutory surplus (or total equity). These ratios are shown for the insurance and reinsurance operating companies of Fairfax for the most recent five years in the following table:

	Net premiums written to statutory surplus (total equity)(1)
	2012	2011	2010	2009	2008
Insurance
Northbridge (Canada)	0.8	1.0	0.8	0.7	1.0
Crum & Forster (U.S.)(2)	1.0	0.9	0.6	0.5	0.8
Zenith National (U.S.)(3)	1.4	0.8	0.6	n/a	n/a
Fairfax Asia	0.5	0.5	0.4	0.4	0.3
Reinsurance – OdysseyRe	0.6	0.6	0.5	0.5	0.7
Insurance and Reinsurance – Other(4)	0.7	0.8	0.8	1.1	0.6
Canadian insurance industry	1.0	1.1	1.1	1.0	1.0
U.S. insurance industry	0.8	0.8	0.7	0.8	1.0

(1)	IFRS basis for 2012, 2011 and 2010; Canadian GAAP basis for 2009 and 2008.

(2)

First Mercury was acquired February 9, 2011, pursuant to the acquisition transaction described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2012.

(3)	Zenith National was acquired May 20, 2010. Zenith National’s net premiums written in 2010 includes the portion of that year prior to the acquisition by Fairfax.

(4)	Other includes Group Re (all years), Advent (effective September 2008), Polish Re (effective January 2009) and Fairfax Brasil (effective March 2010).

In the U.S., the National Association of Insurance Commissioners (“NAIC”) has developed a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2012, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.6 times (3.7 times at December 31, 2011) the authorized control level, except for TIG which had 2.3 times (2.3 times at December 31, 2011).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2012, Northbridge’s subsidiaries had a weighted average MCT ratio of 196% of the minimum statutory capital required, compared to 212% at December 31, 2011, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2012.

The issuer credit ratings and financial strength ratings of Fairfax and its insurance and reinsurance operating companies were as follows as at December 31, 2012:

Standard
Issuer Credit Ratings	A.M. Best	& Poor’s	Moody’s	DBRS
Fairfax Financial Holdings Limited	bbb	BBB-	Baa3	BBB

Financial Strength Ratings
Crum & Forster Holdings Corp.(1)	A	A-	Baa1	–
Zenith National Insurance Corp.	A	BBB+	A3	–
Odyssey Re Holdings Corp.(1)	A	A-	A3	–
Northbridge Commercial Insurance Corp.	A	A-	–	–
Northbridge General Insurance Corp.	A	A-	A3	–
Northbridge Indemnity Insurance Corp.	A	A-	–	–
Federated Insurance Company of Canada	A	A-	–	–
CRC Reinsurance Limited	A-	–	–	–
Wentworth Insurance Company Ltd.	A-	–	–	–
First Capital Insurance Limited	A	–	–	–
Falcon Insurance Company (Hong Kong) Limited	–	A-	–	–
Advent Capital (Holdings) PLC(2)	A	A+	–	–
Polish Re	A-	BBB+	–	–

(1)	Financial strength ratings apply to the operating companies.

(2)	Advent’s ratings are the A.M. Best and Standard & Poor’s ratings assigned to Lloyd’s.

During 2012, A.M. Best downgraded CRC Reinsurance Limited from an “A” at December 31, 2011 to an “A-” at December 31, 2012.

Book Value Per Share

Common shareholders’ equity at December 31, 2012 of $7,654.7 or $378.10 per basic share (excluding the unrecorded $427.1 excess of fair value over the carrying value of investments in associates) increased from $7,427.9 or $364.55 per basic share (excluding the unrecorded $347.5 excess of fair value over the carrying value of investments in associates) at December 31, 2011, representing an increase per basic share of 3.7% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2012, or an increase of 6.5% adjusted to include that dividend). During 2012, the number of basic shares decreased as a result of the repurchase of 130,385 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At December 31, 2012, there were 20,245,411 common shares effectively outstanding.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has issued and repurchased common shares in the most recent five years as follows:

Date	Number of subordinate voting shares	Average issue/repurchase price per share	Net proceeds/ (repurchase cost)
2008 – issue of shares	886,888	216.83	192.3
2008 – repurchase of shares	(1,066,601)	264.39	(282.0)
2009 – issue of shares	2,881,844	343.29	989.3
2009 – repurchase of shares	(360,100)	341.29	(122.9)
2010 – issue of shares	563,381	354.64	199.8
2010 – repurchase of shares	(43,900)	382.69	(16.8)
2011 – repurchase of shares	(25,700)	389.11	(10.0)
2012 – repurchase of shares	–	–	–

Share issuances in 2009 and 2010 were pursuant to public offerings. Shares issued in 2008 related to the conversion of the company’s 5.0% convertible senior debentures due July 15, 2023.

Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.

Liquidity

Holding company cash and investments at December 31, 2012 totaled $1,169.2 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations) compared to $1,026.7 at December 31, 2011 ($962.8 net of $63.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level in 2012 (excluding $233.0 of intra-group repayments and capital contributions) included the following outflows – the payment of $266.3 of common and preferred share dividends, the payment of $220.5 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the payment of $144.8 of interest on long term debt, the repayment upon maturity of $86.3 principal amount of Fairfax unsecured senior notes, the net payment of $56.7 (Cdn$57.7) in respect of the company’s acquisition of Prime Restaurants and the participation in the rights offering of Alltrust Insurance of $18.9. Significant inflows during 2012 included the following – net proceeds of $203.0 (Cdn$198.6) from the issuance of Cdn$200.0 principal amount of 5.84% unsecured senior notes due 2022, the net proceeds of $231.7 (Cdn$230.1) from the issuance of Cdn$237.5 par value Series K preferred shares, $859.7 of dividends from subsidiaries (Runoff ($303.8), OdysseyRe ($200.0), Wentworth ($120.0), Zenith National ($91.8), CRC Re ($77.1), Crum & Forster ($63.0) and Ridley ($4.0)) and a $20.9 corporate income tax refund. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at December 31, 2012 of $1,128.0 ($962.8 at December 31, 2011) provide adequate liquidity to meet the holding company’s known obligations in 2013. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012). The holding company’s known significant commitments for 2013 consist of the payment of the $205.5 dividend on common shares ($10.00 per share paid January 2013), interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). On January 21, 2013, the company received net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of its unsecured senior notes due 2022 pursuant to a re-opening of those notes. The company intends to use these proceeds to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe’s unsecured senior notes due November 1, 2013, repurchase $12.2 principal amount of its unsecured senior notes due 2017 and redeem on March 11, 2013 the remaining $36.2 outstanding principal amount of its unsecured senior notes due 2017.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2012, the holding company paid net cash of $220.5 (received net cash of $97.3 in 2011) with respect to long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity discussed above.

During 2012, subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $980.4 from $6,337.9 at December 31, 2011 to $7,318.3 at December 31, 2012. Significant net increases included the following – the consolidation of the cash and short term investments of RiverStone Insurance ($223.5 at December 31, 2012), the reinvestment of the proceeds received from the sale of government bonds into cash and short term investments, the proceeds received on the sale of Cunningham Lindsey and cash provided by operating activities. Significant net decreases during 2012 included the following – cash of $603.6 paid in connection with the reset provisions of the company’s long and short equity and equity index total return swaps, the payment of cash dividends of $733.5 to Fairfax, cash used to acquire common stock and certain limited partnership investments, cash used to acquire RiverStone Insurance, the repayment of the TIG Note and cash used to acquire Thomas Cook India.

The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2012, the insurance and reinsurance subsidiaries paid net cash of $603.6 (received net cash of $173.3 in 2011) with respect to long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the years ended December 31, 2012 and 2011:

	2012	2011
Operating activities
Cash provided by operating activities before the undernoted	210.0	33.2
Net (purchases) sales of securities classified as at FVTPL	1,105.7	(1,254.7)
Investing activities
Net (purchases) sales of investments in associates	114.6	(130.5)
Net purchase of subsidiaries, net of cash acquired and bank overdraft assumed	(334.4)	276.5
Net purchases of premises and equipment and intangible assets	(71.5)	(42.2)
Financing activities
Net (repayment) issuances of subsidiary indebtedness	20.1	(41.9)
Issuance of holding company debt	203.0	899.5
Repurchase of holding company and subsidiary debt and securities	(296.5)	(762.3)
Issuance of preferred shares	231.7	–
Common and preferred share dividends paid	(266.3)	(257.4)
Dividends paid to non-controlling interests	(6.7)	–
Other cash used in financing activities	(50.6)	(36.0)

Increase (decrease) in cash, cash equivalents and bank overdrafts during the year	859.1	(1,315.8)

Cash provided by operating activities excluding cash used to purchase securities classified as at FVTPL increased to $210.0 in 2012 from $33.2 in 2011 primarily as a result of higher premium collections, partially offset by lower interest and dividend income received and increased income taxes paid. Net sales of securities classified as at FVTPL of $1,105.7 in 2012 mainly reflected net sales of U.S. treasury and Canadian government bonds, partially offset by net cash paid with respect to the reset provisions of total return swaps and net purchases of common

FAIRFAX FINANCIAL HOLDINGS LIMITED

stocks and short term investments. Net purchases of securities classified as at FVTPL of $1,254.7 in 2011 primarily reflected net purchases of short term investments, partially offset by net sales of bonds and net cash received with respect to the reset provisions of total return swaps.

Net sales of investments in associates in 2012 of $114.6 primarily reflected the proceeds received on the sale of Cunningham Lindsey and Fibrek, partially offset by purchases of minority shareholdings in Thai Re and Eurobank Properties and net purchases of limited partnerships. Net purchases of associates in 2011 of $130.5 primarily related to the participation in an ICICI Lombard rights offering and net purchases of limited partnerships. Net purchases of subsidiaries, net of cash acquired and bank overdraft assumed of $334.4 in 2012, primarily related to net cash of $140.1, $139.3 and $51.4 used to acquire an 87.1% interest in Thomas Cook India, a 100% interest in RiverStone Insurance and an 81.7% interest in Prime Restaurants respectively. Net purchases of subsidiaries, net of cash acquired in 2011 of $276.5 included net cash acquired of $355.8 with respect to the acquisition of First Mercury, partially offset by net cash of $49.5 and $29.8 used to acquire a 100% interest in Pacific Insurance and a 75.0% interest in Sporting Life respectively.

Net issuances of subsidiary indebtedness of $20.1 in 2012, primarily related to the increased indebtedness of Ridley and Thomas Cook India. Issuance of holding company debt of $203.0 (Cdn$198.6) in 2012 reflected net proceeds from the issuance of Cdn$200.0 principal amount of 5.84% unsecured senior notes due 2022. Repurchase of holding company and subsidiary debt and securities of $296.5 primarily reflected the repayment of the TIG Note ($200.0), the repayment on maturity of Fairfax unsecured senior notes ($86.3) and the redemption by Crum & Forster of its unsecured senior notes due 2017 ($6.4). In 2012, the company issued Cdn$237.5 par value of Series K preferred shares for net proceeds of $231.7, paid common share dividends of $205.8 (2011 – $205.9), paid preferred share dividends of $60.5 (2011 – $51.5) and paid dividends to non-controlling interests of $6.7 (2011 – nil). Other cash used in financing activities of $50.6 in 2012 related to subordinate voting shares purchased for treasury. Net repayment of subsidiary indebtedness of $41.9 in 2011 principally related to subsidiary indebtedness repaid by First Mercury ($29.7). Issuance of holding company debt of $899.5 in 2011 reflected the issuance of $500.0 principal amount of 5.80% unsecured senior notes due 2021 for net proceeds of $493.9 and the issuance of Cdn$400.0 principal amount of 6.40% unsecured senior notes due 2021 for net proceeds of $405.6 (Cdn$396.0). Repurchase of holding company and subsidiary debt and securities of $762.3 in 2011 primarily reflected the payment to repurchase Fairfax, Crum & Forster and OdysseyRe unsecured senior notes ($727.1) and cash consideration to redeem First Mercury’s trust preferred securities ($26.7). Other cash used in financing activities of $36.0 in 2011 principally related to subordinate voting shares purchased for treasury ($26.0) and the repurchase for cancellation of subordinate voting shares ($10.0).

Contractual Obligations

The following table sets out a payment schedule of the company’s significant current and future obligations (holding company and subsidiaries) as at December 31, 2012:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,576.0	5,099.1	3,172.1	6,801.6	19,648.8
Long term debt obligations – principal	235.8	217.8	57.7	2,508.8	3,020.1
Long term debt obligations – interest	198.2	361.3	330.7	706.6	1,596.8
Operating leases – obligations	68.4	109.3	71.4	128.3	377.4

	5,078.4	5,787.5	3,631.9	10,145.3	24,643.1

For further detail on the maturity profile of the company’s financial liabilities, please see “Liquidity Risk” in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Lawsuit Seeking Class Action Status

The purported lawsuit seeking class action status against Fairfax and others described in earlier MD&As has been dismissed, with no payment and without the possibility of further appeal or amendment. For a full description of this dismissal, please see section (a) of “Lawsuits” in note 20 (Contingencies and Commitments) to the consolidated financial statements for the year ended December 31, 2012.

Accounting and Disclosure Matters

Management’s Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as of December 31, 2012, as required by Canadian securities legislation. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2012, the company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control Over Financial Reporting

The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 and under National Instrument 52-109). The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Subject to the limitations described below under “Limitation on scope of evaluation”, the company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. In making this assessment, the company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. The company’s management, including the CEO and CFO, concluded that, as of December 31, 2012, the company’s internal control over financial reporting was effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent auditor, as stated in its report which appears within this Annual Report.

Limitation on scope of design and evaluation

On October 12, 2012, the company completed the acquisition of Brit Insurance Limited, which was subsequently renamed RiverStone Insurance Limited (“RiverStone Insurance”). Management has limited the scope of the design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of RiverStone Insurance, the results of which are included in the consolidated financial statements of the company for the year ended December 31, 2012. The scope limitation is in accordance with Section 3.3 of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows an issuer to limit its design and evaluation of internal controls over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The operations of RiverStone Insurance represented 0.5% of the company’s consolidated revenue for the year ended December 31, 2012 and represented 4.0% of the company’s consolidated net assets as at December 31, 2012. In addition, the table that follows presents a summary of financial information for RiverStone Insurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As at and for the year ended December 31, 2012
(US$ millions)
Revenue	36.9

Net earnings	11.1

Assets
Insurance contract receivables	151.0
Portfolio investments	1,236.3
Recoverable from reinsurers	891.5
Deferred income taxes	6.9
Other assets	10.6

2,296.3

Liabilities
Accounts payable and accrued liabilities	155.6
Income taxes payable	0.3
Short sale and derivative obligations	1.4
Insurance contract liabilities	1,788.9

1,946.2

Equity	350.1

2,296.3

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the consolidated financial statements for the year ended December 31, 2012.

Significant Accounting Changes

There were no significant accounting changes during 2012. Please refer to note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2012 for a detailed discussion of the company’s accounting policies.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are discussed below. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2012.

Financial Instruments

The International Accounting Standards Board (“IASB”) is undertaking a limited review of IFRS 9 Financial Instruments (“IFRS 9”) to address certain application issues, to consider the interaction of IFRS 9 with the proposed insurance contracts standard (discussed below) and to seek to reduce differences with the proposed financial instruments model of the U.S. Financial Accounting Standards Board (“FASB”).

The Exposure Draft – Classification and Measurement: Limited Amendments to IFRS 9 was published in the fourth quarter of 2012, with the most significant proposal being the introduction of a mandatory third measurement category for simple debt instruments. Under current IFRS 9, simple debt instruments are measured at amortized cost if held within a business model that focuses on collecting the contractual cash flows; otherwise simple debt instruments are measured at fair value through profit and loss (“FVTPL”). The new measurement category would require simple debt instruments to be measured at fair value through other comprehensive income (“FVTOCI”) if held within a business model to both collect contractual cash flows and for sale. The FVTOCI category provides the same measurement outcome as the existing available for sale category under IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) when applied to debt instruments, with the important exception that impairment would be measured under the forthcoming expected loss model in IFRS 9 rather than the incurred loss model in IAS 39.

The company’s business model of managing its investments in debt instruments to both collect contractual cash flows and for sale currently requires its entire portfolio of debt instruments to be measured at FVTPL. Under the proposed amendments to IFRS 9, a significant portion of the company’s portfolio of debt instruments may have to be measured at FVTOCI.

The exposure draft is currently being re-deliberated by the IASB and final modifications will be effective no earlier than January 1, 2015.

Insurance contracts

The Exposure Draft – Insurance Contracts was issued by the IASB on July 30, 2010 and a revised exposure draft is expected in the second quarter of 2013. The exposure draft is a comprehensive standard that addresses recognition, measurement, presentation and disclosure for insurance contracts. The measurement approach is based on the following building blocks: (i) a current, unbiased and probability-weighted average of future cash flows expected to arise as the insurer fulfills the contract; (ii) the effect of time value of money; (iii) an explicit risk adjustment; and (iv) a residual margin calibrated to ensure that no profit is recognized on inception of the contract. Estimates are required to be re-measured each reporting period. In addition, a simplified measurement approach is required for short-duration contracts in which the coverage period is approximately one year or less. The publication of the final standard is anticipated to be in 2014, with an effective date expected to be no earlier than January 1, 2015. Retrospective application will be required with some practical expedients available on adoption. The company has commenced evaluating the impact of the exposure draft on its financial reporting, and potentially, its business activities. The building block approach and the need for current estimates could add significant operational complexity compared to existing practice. The use of different measurement models depending on whether an insurance contract is considered short-duration or long-duration under the exposure draft presents certain implementation challenges and the proposed presentation requirements significantly alter the disclosure of profit and loss from insurance contracts in the consolidated financial statements.

Hedge accounting

The IASB issued an Exposure Draft – Hedge Accounting on December 9, 2010 with a proposed model that is intended to more closely align hedge accounting with risk management activities undertaken by companies when hedging their financial and non-financial risk exposures. Existing hedge accounting under IAS 39 is complex and primarily rules driven; the proposed model is principles based and permits, for instance, hedging of components of non-financial items and the hedging of net positions, two areas that are prohibited under IAS 39. A ‘review draft’ of the standard was published on September 7, 2012, while the final standard is expected to be issued in the second quarter of 2013 with mandatory adoption expected to be no earlier than January 1, 2015. The proposed hedge accounting model under IFRS 9, as currently drafted, is not expected to have a significant impact on the company’s consolidated financial statements, but may present opportunities for expanded application of hedge accounting in the future.

Leases

The IASB together with the FASB is developing a new accounting standard for leases, impacting both lessees and lessors. On August 17, 2010, the IASB issued an Exposure Draft – Leases that proposes to largely eliminate the distinction between operating and capital leases. A revised exposure draft is expected in the second quarter of 2013. Lessees would be required to recognize a right-of-use asset and a liability for its obligation to make lease payments. Lessors would derecognize the underlying asset and replace it with a lease receivable and residual asset. The publication date of the final standard is yet to be determined, with mandatory adoption expected to be no earlier than January 1, 2015. However, the proposed standard would apply to all leases in force at the effective date. The company has commenced a preliminary assessment of the impact of this exposure draft on its lease commitments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk (which necessarily factors in climate change considerations), credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. In addition, although the company and its operating subsidiaries have designated Chief Risk Officers, the company regards each Chief Executive Officer as the chief risk officer of his or her company: each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company’s designated Chief Risk Officer reports on risk considerations to Fairfax’s Executive Committee and provides a quarterly report to the Board of Directors on the key risk exposures. Management of Fairfax in consultation with the designated Chief Risk Officer approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the risks of the business (the risk factors and the management of those risks) is an agenda item for every regularly scheduled meeting of the Board of Directors.

Issues and Risks

The following issues and risks, among others, should be considered in evaluating the outlook of the company. For further detail about the issues and risks relating to the company, please see Risk Factors in Fairfax’s most recent Short Form Base Shelf Prospectus and Supplements filed with the securities regulatory authorities in Canada, which are available on SEDAR.

Claims Reserves

Reserves are maintained to cover the estimated ultimate unpaid liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The company’s success is dependent upon its ability to accurately assess the risks being insured or reinsured. Failure to accurately assess the risks assumed may lead to the setting of inappropriate premium rates and establishing reserves that are inadequate to cover losses. This could adversely affect the company’s net earnings and financial condition.

Reserves do not represent an exact calculation of liability, but instead represent estimates at a given point in time involving actuarial and statistical projections of the company’s expectations of the ultimate settlement and administration costs of claims incurred. Establishing an appropriate level of claims reserves is an inherently uncertain process. Both proprietary and commercially available actuarial models, as well as historical insurance industry loss development patterns, are utilized in the establishment of appropriate claims reserves. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012. The company’s management of claims reserves is discussed in note 4 (Critical Accounting Estimates and Judgments) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2012.

Catastrophe Exposure

The company’s insurance and reinsurance operations are exposed to claims arising out of catastrophes. Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as terrorist attacks and riots. The incidence and severity of catastrophes are inherently unpredictable and can cause losses in a variety of property and casualty lines. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. It is possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon the company’s net earnings and financial condition. The company’s management of catastrophe risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Cyclical Nature of the Property & Casualty Business

The financial performance of the insurance and reinsurance industries has historically tended to fluctuate due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for insurance and reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. Factors such as changes in the level of employment, wages, consumer spending, business investment and government spending, the volatility and strength of the global capital markets and inflation or deflation all affect the business and economic environment and, ultimately, the demand for insurance and reinsurance products, and therefore may affect the company’s net earnings, financial position and cash flows.

The property and casualty insurance business historically has been characterized by periods of intense price competition due to excess underwriting capacity, as well as periods when shortages of underwriting capacity have permitted attractive premium levels. The company expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial position, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate as a result of changes in reinsurers’ profitability. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by industry consolidation may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the company’s results of operations in its reinsurance business could be adversely affected.

The company actively manages its operations to withstand the cyclical nature of the property and casualty business by maintaining sound liquidity and strong capital management as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Investment Portfolio

Investment returns are an important part of the company’s overall profitability. The company’s investment portfolio includes bonds and other debt instruments, common stocks, preferred stocks, equity-related securities and derivative instruments. Accordingly, fluctuations in the fixed income or equity markets could impair profitability, financial condition or cash flows. Investment income is derived from interest and dividends, together with net gains on investments. The portion derived from net gains on investments generally fluctuates from year to year and is typically a less predictable source of investment income than interest and dividends, particularly in the short term. The return on the portfolio and the risks associated with the investments are affected by the asset mix, which can change materially depending on market conditions.

The ability of the company to achieve its investment objectives is affected by general economic conditions that are beyond its control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the company’s control. General economic conditions, stock market conditions and many other factors can also adversely affect the equity markets and, consequently, the value of the equity securities owned. The company’s management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Derivative Instruments

The company may hold significant investments in derivative instruments, primarily for general protection against declines in the fair value of the company’s financial assets. Derivative instruments may be used to manage or reduce risks or as a cost-effective way to synthetically replicate the investment characteristics of an otherwise permitted investment. The market value and liquidity of these investments are extremely volatile and may vary dramatically up or down in short periods, and their ultimate value will therefore only be known upon their disposition.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Use of derivative instruments is governed by the company’s investment policies and exposes the company to a number of risks, including credit risk, interest rate risk, liquidity risk, inflation risk, market risk and counterparty risk. The company endeavors to limit counterparty risk through the terms of agreements negotiated with counterparties. Pursuant to these agreements, both parties are required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in the fair value of the derivative contract.

The company may not be able to realize its investment objectives with respect to derivative instruments, which could reduce net earnings significantly and adversely affect the company’s business, financial position or results of operations. The company’s use of derivatives is discussed in note 7 (Short Sale and Derivative Transactions) and management of credit risk, liquidity risk, market risk and interest rate risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Economic Hedging Strategies

The company may use derivative instruments to manage or reduce its exposure to credit risk and various market risks, including interest rate risk, equity market risk, inflation/deflation risk and foreign currency risk. Hedging strategies may be implemented by the company to hedge risks associated with a specific financial instrument, asset or liability or at a macro level to hedge systemic financial risk and the impact of potential future economic crisis and credit related problems on its operations and the value of its financial assets. Credit default swaps, total return swaps and consumer price index-linked derivative instruments have typically been used to hedge macro level risks. The company’s use of derivatives is discussed in note 7 (Short Sale and Derivative Transactions) to the consolidated financial statements for the year ended December 31, 2012.

The company’s derivative instruments may expose it to basis risk, counterparty risk, credit risk and liquidity risk, notwithstanding that the company’s principal use of derivative instruments is to hedge exposures to various risks. Basis risk is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy which may adversely impact the net effectiveness of the hedge and may diminish the financial viability of maintaining the hedging strategy and therefore adversely impact the company’s financial condition and results of operations.

The company regularly monitors the effectiveness of its hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges will be reasonably effective in the medium to long term and especially in the event of a significant market correction. The management of basis risk is also discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Latent Claims

The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.

As a result of tort reform, both legislative and judicial, there has been a decrease in mass asbestos plaintiff screening efforts over the past few years and a decline in the number of unimpaired plaintiffs filing claims. The majority of claims now being filed and litigated continues to relate to mesothelioma, lung cancer or impaired asbestosis cases. This reduction in new filings has focused the litigants on the more seriously injured plaintiffs. While initially there was a concern that such a focus would exponentially increase the settlement value of asbestos cases involving malignancies, this has not been the case. Expense has increased somewhat as a result of this trend, however, primarily due to the fact that the malignancy cases are often more heavily litigated than the nonmalignancy cases.

Similarly, as a result of various regulatory efforts aimed at environmental remediation, the company, and its peers in the insurance industry, continue to be involved in litigation involving policy coverage and liability issues with respect to environmental claims. In addition to regulatory pressures, the results of court decisions affecting the industry’s coverage positions continue to be inconsistent and have expanded coverage beyond its original intent. Accordingly, the ultimate responsibility and liability for environmental remediation costs remains uncertain. In addition to asbestos and environmental pollution, the company faces exposure to other types of mass tort or health hazard claims, including claims related to exposure to potentially harmful products or substances, such as breast implants, pharmaceutical products, chemical products, lead-based pigments, noise-induced hearing loss, tobacco, mold, coal mining, welding fumes, methyl tertiary butyl ether (a fuel component in engine gasoline), and more recently claims involving Chinese drywall in the United States.

The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2012 and in the Asbestos and Pollution section of this MD&A.

Recoverable from Reinsurers and Insureds

Most insurance and reinsurance companies reduce their exposure to any individual claim by reinsuring amounts in excess of their maximum desired retention. Reinsurance is an arrangement in which an insurance company, called the ceding company, transfers insurance risk to another insurer, called the reinsurer, which accepts the risk in return for a premium payment. This third party reinsurance does not relieve the company of its primary obligation to the insured. Recoverable from reinsurers balances may become an issue mainly due to reinsurer solvency and credit concerns, due to the potentially long time period over which claims may be paid and the resulting recoveries are received from the reinsurers, or due to policy disputes. If reinsurers are unwilling or unable to pay amounts due under reinsurance contracts, the company will incur unexpected losses and its cash flow will be adversely affected.

Although the magnitude of the company’s recoverable from reinsurers balance is significant, a portion of the balance arose as a result of past acquisitions of companies that had relied heavily on reinsurance and of the company’s greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012 and in the Recoverable from Reinsurers section of this MD&A.

The company’s insurance and reinsurance companies write certain insurance policies, such as large deductible policies (policies where the insured retains a specific amount of any potential loss), in which the insured must reimburse the company’s insurance and reinsurance companies for certain losses. Accordingly, the company’s insurance and reinsurance companies bear credit risk on these policies as there is no assurance that the insureds will provide reimbursement on a timely basis or at all.

Acquisitions and Divestitures

The company may periodically and opportunistically acquire other insurance and reinsurance companies or execute other strategic initiatives developed by management. Although the company undertakes thorough due diligence prior to the completion of an acquisition, it is possible that unanticipated factors could arise and there is no assurance that the anticipated financial or strategic objectives following an integration effort or the implementation of a strategic initiative will be achieved which could adversely affect the company’s net earnings and financial condition.

The strategies and performance of operating companies, and the alignment of those strategies throughout the organization, are regularly assessed and discussed through various processes involving senior management and the company’s Board of Directors.

Ratings

Financial strength and credit ratings by the major North American rating agencies are important factors in establishing competitive position for insurance and reinsurance companies. Financial strength ratings measure a company’s ability to meet its obligations to contract holders. A downgrade in these ratings could lead to a significant reduction in the number of insurance policies the company’s insurance subsidiaries write and could cause early termination of contracts written by the company’s reinsurance subsidiaries or a requirement for them to post collateral at the direction of their counterparts. In addition, a downgrade of the company’s credit rating may

FAIRFAX FINANCIAL HOLDINGS LIMITED

affect the cost and availability of unsecured financing. Ratings are subject to periodic review at the discretion of each respective rating agency and may be revised downward or revoked at their sole discretion. Rating agencies may also increase their scrutiny of rated companies, revise their rating standards or take other action. The company has dedicated personnel that manage the company’s relationships with its various rating agencies.

Competition

The property and casualty insurance industry and the reinsurance industry are both highly competitive, and will likely remain highly competitive in the foreseeable future. Competition in these industries is based on many factors, including premiums charged and other terms and conditions offered, products and services provided, commission structure, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, selling effort, perceived financial strength and the experience of the insurer or reinsurer in the line of insurance or reinsurance to be written. The company competes with a large number of Canadian, U.S. and foreign insurers and reinsurers, as well as certain underwriting syndicates, some of which have greater financial, marketing and management resources than the company. In addition, some financial institutions, such as banks, are now able to offer services similar to those offered by the company’s insurance subsidiaries while in recent years, capital market participants have also created alternative products that are intended to compete with reinsurance products.

Consolidation within the insurance industry could result in insurance and reinsurance market participants using their market power to implement price reductions. If competitive pressures compel the company to reduce prices, the company’s operating margins could decrease. As the insurance industry consolidates, competition for customers could become more intense and the importance of acquiring and properly servicing each customer could become greater, causing the company to incur greater expenses relating to customer acquisition and retention, further reducing operating margins. The company’s management of pricing risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Emerging Claim and Coverage Issues

The provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (as was the case with asbestos and pollution exposures) and extreme weather events. Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under insurance and reinsurance contracts. With respect to casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence.

The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of the company’s liability under its coverages, and in particular its casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. The company’s exposure to this uncertainty is greatest in its “long-tail” casualty businesses, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically “short-tail”.

The company seeks to limit its loss exposure by employing a variety of policy limits and other terms and conditions and through prudent underwriting of each program written. Loss exposure is also limited by geographic diversification. The company’s management of reserving risk is discussed in note 24 (Financial Risk Management) and in note 8 (Insurance Contract Liabilities) to the consolidated financial statements for the year ended December 31, 2012 and in the Asbestos and Pollution section of this MD&A.

Cost of Reinsurance and Adequate Protection

The availability of reinsurance and the rates charged by reinsurers are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies they offer. Reinsurers are also imposing terms, such as lower per occurrence and aggregate limits, on primary insurers that are inconsistent with corresponding terms in the policies written by these primary insurers. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.

The rates charged by reinsurers and the availability of reinsurance to the company’s subsidiaries will generally reflect the recent loss experience of the company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. In 2011, the insurance industry experienced the second highest number of insured losses in history, primarily due to numerous catastrophes. The significant catastrophe losses incurred by reinsurers worldwide has resulted in higher costs for reinsurance protection in 2012, particularly for those risks exposed to catastrophes, and this trend is expected to continue in the future. The company also expects the significant losses sustained by reinsurers may also increase the cost of reinsurance protection on non-property risks. Each of the company’s subsidiaries continues to evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis, and paying additional premiums for reinsurance.

Holding Company Liquidity

Fairfax is a financial services holding company that conducts substantially all of its business through its subsidiaries and receives substantially all of its earnings from them. The holding company controls the insurance and reinsurance operating companies, each of which must comply with applicable insurance regulations of the jurisdictions in which it operates. Each operating company must maintain reserves for losses and loss adjustment expenses to cover the risks it has underwritten.

Although substantially all of the holding company’s operations are conducted through its subsidiaries, none of the subsidiaries are obligated to make funds available to the holding company for payment of its outstanding debt. Accordingly, the holding company’s ability to meet financial obligations, including the ability to make payments on outstanding debt, is dependent on the distribution of earnings from its subsidiaries. The ability of subsidiaries to pay dividends in the future will depend on their statutory surplus, on earnings and on regulatory restrictions. Dividends, distributions or returns of capital to the holding company are subject to restrictions set forth in the insurance laws and regulations of Canada, the United States, the United Kingdom, Poland, Hong Kong, Singapore, Malaysia and Brazil and is affected by the subsidiaries’ credit agreements, indentures, rating agencies, the discretion of insurance regulatory authorities and capital support agreements with subsidiaries. The holding company strives to be soundly financed and maintains high levels of liquid assets as discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012 and in the Liquidity section of this MD&A.

Access to Capital

The company’s future capital requirements depend on many factors, including its ability to successfully write new business and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the company’s business are insufficient to fund future operations, additional funds may need to be raised through equity or debt financings. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.

The company’s ability and/or the ability of its subsidiaries to obtain additional financing for working capital, capital expenditures or acquisitions in the future may also be limited under the terms of its credit facility discussed in note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012. The credit facility contains various covenants that place restrictions on, among other things, the company’s ability or the ability of its subsidiaries to incur additional indebtedness, to create liens or other encumbrances and to sell or otherwise dispose of assets and merge or consolidate with another entity. This risk is mitigated by maintaining high levels of liquid assets at the holding company. The company’s management of liquidity risk is discussed further in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012 and in the Liquidity section of this MD&A.

Key Employees

The company is substantially dependent on a small number of key employees, including its Chairman and significant shareholder, Mr. Prem Watsa, and the senior management of its operating subsidiaries. The industry experience and reputations of these individuals are important factors in the company’s ability to attract new business. The company’s success has been, and will continue to be, dependent on its ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. At the operating subsidiaries, employment agreements have been entered into with key employees. The company does not currently maintain key employee insurance with respect to any of its employees.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Regulatory, Political and other Influences

The insurance and reinsurance industries are highly regulated and are subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal, state and provincial governments in the United States and Canada, as well as governments in foreign jurisdictions in which the company operates, have periodically considered programs to reform or amend the insurance systems at both the federal and local levels. For example, regulatory capital guidelines may change for the company’s European operations due to Solvency II; the Dodd-Frank Act creates a new framework for regulation of over-the-counter derivatives in the United States which could increase the cost of the company’s use of derivatives for investment and hedging purposes; and the activities of the International Association of Insurance Supervisors may lead to additional regulatory oversight of the company as a financial services holding company. Such changes could adversely affect the financial results of the company’s subsidiaries, including their ability to pay dividends, cause unplanned modifications of products or services, or result in delays or cancellations of sales of products and services. As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. The company’s management of the risks associated with the management of its capital within the various regulatory regimes in which it operates (Capital Management) is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012 and in the Capital Resources and Management section of this MD&A.

Information Requests or Proceedings by Government Authorities

Each of the company’s insurance and reinsurance companies is subject to insurance legislation in the jurisdiction in which it operates. From time to time, the insurance industry has been subject to investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities, concerning certain practices within the industry. The existence of information requests or proceedings by government authorities could have various adverse effects. The company’s internal and external legal counsels coordinate with operating companies in responding to information requests and government proceedings.

Regional or Geographical Limitations and Risks

The company’s international operations are regulated in various jurisdictions with respect to licensing requirements, currency, amount and type of security deposits, amount and type of reserves, amount and type of local investment and other matters. International operations and assets held abroad may be adversely affected by political and other developments in foreign countries, including possibilities of tax changes, nationalization and changes in regulatory policy, as well as by consequences of hostilities and unrest. The risks of such occurrences and their overall effect upon the company vary from country to country and cannot easily be predicted.

The company regularly monitors for political and other changes in each country where it operates. The decentralized nature of the company’s operations permits quick adaptation to, or mitigation of, evolving regional risks. Furthermore, the company’s international operations are widespread and therefore not dependent on the economic stability of one particular region.

Lawsuits

The existence of lawsuits against the company or its affiliates, directors or officers could have various adverse effects.

Operating companies manage day-to-day regulatory and legal risk primarily by implementing appropriate policies, procedures and controls. Internal and external legal counsels also work closely with the operating companies to identify and mitigate areas of potential regulatory and legal risk.

Significant Shareholder

The company’s Chairman and Chief Executive Officer, Mr. Prem Watsa, owns, directly or indirectly, or exercises control or direction over shares representing 45.1% of the voting power of outstanding shares. Mr. Watsa has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to articles of incorporation and by-laws.

Foreign Exchange

The company’s presentation currency is the U.S. dollar. A portion of the company’s premiums and expenses are denominated in foreign currencies and a portion of assets (including investments) and loss reserves are also denominated in foreign currencies. The company may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies (including when certain foreign currency assets and liabilities are hedged) which could adversely affect the company’s operating results. The company’s management of foreign currency risk is discussed in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012.

Reliance on Distribution Channels

The company uses brokers to distribute its business and in some instances will distribute through agents or directly to the customer. The company may also conduct business through third parties such as managing general agents where it is cost effective to do so and where the company can control the underwriting process to ensure its risk management criteria are met. Each of these channels has its own distinct distribution characteristics and customers. A large majority of the company’s business is generated by brokers (including international reinsurance brokers with respect to the Reinsurance reporting segment), with the remainder split among the other distribution channels. This is substantially consistent across the company’s insurance and reinsurance reporting segments.

The company’s insurance operations have relationships with many different types of brokers including independent retail brokers, wholesale brokers and national brokers depending on the particular jurisdiction, while the company’s reinsurance operations are dependent primarily on a limited number of international reinsurance brokers. The company transacts business with these brokers on a non-exclusive basis. These independent brokers also transact the business of the company’s competitors and there can be no assurance as to their continuing commitment to distribute the company’s insurance and reinsurance products. The continued profitability of the company depends, in part, on the marketing efforts of independent brokers and the ability of the company to offer insurance and reinsurance products and maintain financial ratings that meet the requirements and preferences of such brokers and their policyholders.

Because the majority of the company’s brokers are independent, there is limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the company on a risk which does not comply with the company’s underwriting guidelines, the company may be at risk for that policy until the application is received and a cancellation effected. Although to date the company has not experienced a material loss from improper use of binding authority by its brokers, any improper use of such authority may result in losses that could have a material adverse effect on the business, results of operations and financial condition of the company. The company’s insurance and reinsurance subsidiaries closely manage and monitor broker relationships and regularly audit broker compliance with the company’s established underwriting guidelines.

Goodwill and Intangible Assets

The goodwill and intangible assets on the consolidated balance sheets originated from various acquisitions made by the company or from acquisitions made by the company’s operating subsidiaries. It is essential that the fair value of the acquired entity continue to exceed its carrying value for there to be no impairment in the carrying value of the goodwill. An intangible asset may be impaired if the economic benefit to be derived from its use is unexpectedly diminished.

Management regularly reviews the current and expected profitability of the operating companies relative to plan in assessing the carrying value of goodwill. The intended use, expected life, and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The carrying values of goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more often if events or circumstances indicate there may be potential impairment.

Taxation

Realization of deferred income tax assets is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and temporary differences exist. Failure to achieve projected levels of profitability could lead to a writedown in the company’s deferred income tax asset if it is no longer probable that the amount of the asset will be realized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company is subject to income taxes in Canada, the U.S. and many foreign jurisdictions where it operates, and the company’s determination of its tax liability is subject to review by applicable domestic and foreign tax authorities. While the company believes its tax positions to be reasonable, where the company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience.

The company has specialist tax personnel responsible for assessing the income tax consequences of planned transactions and events and undertaking the appropriate tax planning. The company also utilizes external tax professionals as it deems necessary. Tax legislation for each jurisdiction in which the company operates is interpreted to determine the provision for income taxes and expected timing of the reversal of deferred income tax assets and liabilities.

Guaranty Funds and Shared Markets

Virtually all U.S. states require insurers licensed to do business in their state to bear a portion of the loss suffered by some insureds as the result of impaired or insolvent insurance companies. Many states also have laws that establish second-injury funds to provide compensation to injured employees for aggravation of a prior condition or injury, which are funded by either assessments based on paid losses or premium surcharge mechanisms. In addition, as a condition to the ability to conduct business in various jurisdictions, the company’s U.S. insurance subsidiaries are required to participate in mandatory property and casualty shared market mechanisms or pooling arrangements, which provide various types of insurance coverage to individuals or other entities that otherwise are unable to purchase that coverage from private insurers. The effect of these assessments and mandatory shared-market mechanisms or changes in them could reduce the profitability of the company’s U.S. insurance subsidiaries in any given period or limit their ability to grow their business. Similarly, the company’s Canadian insurance subsidiaries contribute to a mandatory guaranty fund that protects insureds in the event of a Canadian property and casualty insurer becoming insolvent.

Technology

Third parties provide certain of the key components of the company’s business infrastructure such as voice and data communications and network access. Given the high volume of transactions processed daily, the company is reliant on such third party provided services to successfully deliver its products and services. Despite the contingency plans of the company and those of its third party service providers, failure of these systems could interrupt the company’s operations and impact its ability to rapidly evaluate and commit to new business opportunities.

In addition, a security breach of the company’s computer systems could damage its reputation or result in liability. The company retains confidential information regarding its business dealings in its computer systems, including, in some cases, confidential personal information regarding insureds. Therefore, it is critical that the company’s facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

The company has highly trained staff that are committed to the continual development and maintenance of its systems. Operational availability, integrity and security of the company’s information, systems and infrastructure are actively managed through threat and vulnerability assessments, strict security policies and disciplined change management practices.

Other

Quarterly Data (unaudited)

Years ended December 31

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2012
Revenue	1,624.5	1,742.5	1,891.6	2,764.2	8,022.8
Net earnings	0.1	95.5	37.0	408.1	540.7
Net earnings (loss) attributable to shareholders of Fairfax	(1.3)	95.0	34.6	404.1	532.4
Net earnings (loss) per share	$(0.69)	$3.90	$0.91	$19.14	$23.22
Net earnings (loss) per diluted share	$(0.69)	$3.85	$0.90	$18.90	$22.94
2011
Revenue	1,573.5	1,755.0	3,322.9	823.6	7,475.0
Net earnings (loss)	(239.5)	83.6	974.5	(770.8)	47.8
Net earnings (loss) attributable to shareholders of Fairfax	(240.6)	83.3	973.9	(771.5)	45.1
Net earnings (loss) per share	$(12.42)	$3.43	$47.17	$(38.47)	$(0.31)
Net earnings (loss) per diluted share	$(12.42)	$3.40	$46.73	$(38.47)	$(0.31)

Net earnings of $408.1 in the fourth quarter of 2012 arose principally as a result of net gains on investments (primarily related to equity and equity-related holdings after equity hedges, and bonds) compared to a net loss of $770.8 in the fourth quarter of 2011 which reflected net losses on investments of $914.9 (primarily as a result of non-correlation between the performance of the company’s equities and its equity-related hedges). The company incurred total catastrophe losses of $409.8 in 2012 (inclusive of $261.2 of Hurricane Sandy losses in the fourth quarter) compared to $1,020.8 of catastrophe losses in 2011 ($359.9 in the fourth quarter). The company’s improved underwriting results, partially offset by lower net gains on investments, generated net earnings of $540.7 in 2012 (2011 - $47.8) and were the principal factors leading to a 3.7% increase in book value per share in 2012.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2011, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Stock Prices and Share Information

As at March 8, 2013, Fairfax had 19,496,209 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 20,244,979 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.

The table that follows presents the Toronto Stock Exchange high, low and closing Canadian dollar prices of subordinate voting shares of Fairfax for each quarter of 2012, 2011 and 2010.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Cdn$)
2012
High	442.00	420.00	404.45	382.88
Low	384.96	375.00	356.46	335.00
Close	402.59	403.14	379.73	358.55
2011
High	416.48	399.75	407.00	442.00
Low	346.00	359.70	360.02	386.00
Close	366.50	386.00	401.79	437.01

FAIRFAX FINANCIAL HOLDINGS LIMITED

Compliance with Corporate Governance Rules

Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and trading in Canadian dollars under the symbol FFH and in U.S. dollars under the symbol FFH.U. It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein.

The company’s Board of Directors has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.